

shoals

INVENTING SIMPLE®

**2025 ANNUAL REPORT &
2026 PROXY STATEMENT**

30 YEARS

Inventing **Simple.** Reimagining **Power Infrastructure.**

We are engineers and advocates for solar, energy storage, and power infrastructure—curious minds and collaborators who push boundaries and challenge convention. Together, we create next-generation solutions that reshape how energy is built, connected, and delivered. We are the rebellious hero.

Our Distinct **Advantage**

Inventing Simply & Efficiently

Optimized system layouts and prefabricated solutions simplify installation, reduce on-site labor, and minimize required equipment. Our solutions support faster deployment and efficient power distribution across solar, energy storage, and data center infrastructure.

Creating Quality & Reliability

Engineered for performance that lasts, our high-quality designs and components are built using premium materials and undergo 100% in-house factory testing. We deliver consistent installation quality, lower risk, and the reliability required for mission-critical environments.

Enabling Electrification & Innovation

Our solutions improve system performance and scalability across solar, storage, and data center applications. We use patented technologies and advanced in-house manufacturing to support efficient power delivery and future expansion.

93+ GW
Global Solar Systems Deployed with Shoals Solutions

67
Patents issued

19%
Revenue Growth 2024-2025

LETTER FROM OUR CHIEF EXECUTIVE OFFICER



Brandon Moss

Chief Executive Officer

March 20, 2026

Dear Fellow Shareholders,

For three decades, Shoals Technologies Group has been known as the leader of innovation and reliability in utility-scale solar. We have earned the trust of our partners by engineering and delivering electrical architectures that bring gigawatts of mission-critical power online with speed, safety, and precision. Today, that same foundation positions us at the center of a new era of infrastructure. As the U.S. accelerates investment in data centers, battery systems, and AI compute campuses, Shoals is once again at the center of enabling transformation, bridging grid, storage, and mission-critical power.

The energy landscape is changing rapidly. Electrification, hyperscale computing, and storage integration are reshaping grid architecture and creating opportunities for those who can design and manufacture complex systems with agility. Shoals is uniquely positioned to meet this challenge. Our expanded domestic manufacturing footprint in Tennessee and Alabama provides supply chain control and quality assurance, while our engineering teams continue to push boundaries in modularity and system optimization to enable deployment speed. This combination of innovation and operational discipline is a competitive advantage that will serve us well as demand for mission-critical power infrastructure grows.

2025 was a year of disciplined execution. Despite industry volatility, we delivered strong financial performance, advanced our product roadmap, and strengthened customer relationships. We reported record revenue and a historic backlog, reflecting confidence in our solutions and our ability to execute at scale. These results underscore the resilience of our business model and the strategic choices we have made to diversify the business across geographies, customers, and markets.

Looking ahead, we see significant tailwinds in electricity demand and grid modernization. Our focus remains on creating long-term value through innovation, operational excellence, and strategic growth. We will continue to invest in technologies and capabilities that position Shoals as the partner of choice for customers navigating the complexities of modern electrical infrastructure. At the same time, we remain committed to governance, transparency, and the principles that have guided this company since its inception.

As we enter 2026, we are proud to be celebrating not only our 30th anniversary of being an innovator in the industry, but also our 5th anniversary of being a Nasdaq-listed, publicly traded company. In celebration of both of these milestones, we sincerely thank you for your trust and support as we pursue this vision and build the energy future.

Sincerely,

Brandon Moss
Chief Executive Officer
Shoals Technologies Group, Inc.

LETTER FROM THE CHAIR OF THE BOARD



Brad Forth

Chair, Board of Directors

March 20, 2026

On behalf of the Board of Directors, I am pleased to invite you to attend the 2026 Annual Meeting of Shareholders of Shoals Technologies Group, Inc. ("Shoals" or the "Company"), to be held on Thursday, April 30, 2026, at 10:00 a.m. Eastern Time. This year's meeting will be conducted virtually via live audio webcast.

As we convene this year, Shoals marks an important milestone — our 30th anniversary as a company and our fifth year as a publicly traded company. Over three decades, Shoals has grown from an entrepreneurial venture into a critical infrastructure provider supporting the global energy transition. As a public company, we have strengthened our governance practices, enhanced transparency and accountability, and maintained a disciplined focus on long-term value creation for our shareholders.

The Board remains committed to strong, independent oversight and to governance practices that support sustainable growth, operational resilience and prudent risk management. We believe these practices, combined with a clear strategic focus and aligned executive incentives, position the Company to navigate an evolving energy landscape while continuing to create long-term shareholder value.

At the Annual Meeting, shareholders will be asked to consider and vote on the following matters:

1. the election of five director nominees to serve until the 2027 Annual Meeting and until their successors are duly elected and qualified;

2. a non-binding advisory vote to approve the compensation of the Company's named executive officers;

3. the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; and

4. the transaction of any other business properly brought before the meeting.

The accompanying Proxy Statement provides detailed information about these matters and the governance practices that support the Board's oversight of the Company.

Your vote is important. Whether or not you plan to attend the virtual Annual Meeting, we encourage you to vote your shares promptly.

You may attend the meeting online at www.virtualshareholdermeeting.com/SHLS2026. To participate, submit questions and vote during the meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form. Voting by proxy in advance will ensure your representation at the meeting regardless of whether you attend.

We appreciate your continued trust and investment in Shoals and look forward to your participation.

Brad Forth
Chair, Board of Directors
Shoals Technologies Group, Inc.

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

Items of Business		Board Vote Recommendation	For Further Details
1	To elect five director nominees identified in the proxy statement to serve as directors until the 2027 Annual Meeting and until their successors are duly elected and qualified	✅ **FOR** each director nominee	Page 9 ▶
2	To approve, by an non-binding advisory vote, the Company's executive compensation	✅ **FOR**	Page 35 ▶
3	To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026	✅ **FOR**	Page 72 ▶
4	To transact other business as may properly come before the meeting or any adjournment or postponement of the meeting		

All shareholders of Shoals Technologies Group, Inc. (the "Company") are cordially invited to attend the 2026 Annual Meeting of Shareholders (the "Annual Meeting"), which shall be held virtually on Thursday, April 30, 2026 at 10:00 a.m. Eastern Time.

Shareholders may access the meeting via the internet at www.virtualshareholdermeeting.com/SHLS2026. By hosting the Annual Meeting online, we are able to communicate more effectively with our shareholders, facilitate increased attendance and participation from around the world, and reduce costs.

DATE OF DISTRIBUTION:
On or about March 20, 2026, we distributed the Notice of Internet Availability of Proxy Materials and made available electronically the Proxy Statement, Proxy Card and Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K") online at www.proxyvote.com/SHLS2026.

FORMAT OF THE ANNUAL MEETING OF SHAREHOLDERS:
The Board of Directors (the "Board") has determined that we will hold a virtual Annual Meeting via webcast. The virtual meeting format has been designed to provide the same rights and ability to participate as you would have at an in-person meeting.

You will be able to submit questions and vote your shares electronically during the meeting by logging in using the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card or the voting instruction form received from your bank or broker. Once you have logged in to



Time and Date
10:00 a.m. Eastern Time on April 30, 2026



Venue
www.virtualshareholder meeting.com/SHLS2026



Who May Vote
Shareholders of record of the Company's Class A Common Stock at the close of business on March 10, 2026 are entitled to vote at the Annual Meeting.

How to Vote
Your vote is important. We encourage you to review the proxy materials and vote your shares as soon as possible, even if you plan to attend the Annual Meeting online. If you are voting via the Internet, with your mobile phone or by telephone, be sure to have your Proxy Card or Voting Instruction Form ("VIF') in hand and follow the instructions. You can vote any of four ways:



Via the Internet
Visit the website listed on your Notice of Internet Availability of Proxy Materials, Proxy Card or VIF

the virtual meeting, you will be able to submit questions and vote your shares electronically during the Annual Meeting. We will respond to as many inquiries at the Annual Meeting as time permits.

Access to the Webcast of the Annual Meeting: Only shareholders of record and beneficial owners of shares of our Class A Common Stock (the "Common Stock") as of the close of business on March 10, 2026, the record date, may attend and participate in the Annual Meeting, including voting and asking questions during the virtual Annual Meeting.

To attend the Annual Meeting, you must register at www.proxyvote.com/SHLS2026. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Notice of Internet Availability. If you are a beneficial owner of shares registered in the name of a broker, bank, or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank, or other nominee as part of the registration process.

On the day of the Annual Meeting, April 30, 2026, shareholders may begin to log in to the virtual Annual Meeting 15 minutes prior to the Annual Meeting. The Annual Meeting will begin promptly at 10:00 a.m. Eastern Time.

Should you encounter any difficulties accessing the virtual Annual Meeting platform, including any difficulties voting or submitting questions, we will have technicians ready to assist you. You may call the technical support number that will be posted in your instructional email.

A recording of the Annual Meeting will be available following the meeting in the investor relations section of our website at www.shoals.com.

By order of the Board of Directors,



Bobbie L. King Jr.
Chief Legal Officer and Corporate Secretary

March 20, 2026

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 30, 2026**
>
> The Proxy Statement and Proxy Card (collectively, the "Proxy Materials") are available at www.proxyvote.com/SHLS2026.

The content of our website is not incorporated by reference into this Proxy Statement or in any other report or document we file with the Securities and Exchange Commission (the "SEC"), and any references to our website are intended to be inactive textual references only.



With Your Mobile Device
Scan the QR barcode on your Notice of Internet Availability of Proxy Materials, Proxy Card or VIF.



By Telephone
Call the telephone number on your Notice of Internet Availability of Proxy Materials, Proxy Card or VIF.



By Mail
If you received paper copies of your Proxy Materials, mark, sign, date and return the Proxy Card in the envelope provided.

Forward-Looking Statements

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management; any statements regarding our environmental, social and governance and sustainability strategies, goals and initiatives; any statements regarding future economic conditions or performance; any statements of belief or expectation; and any statements of assumptions underlying any of the foregoing or other future events. Forward-looking statements may include, among others, the words, and variations of words, "will," "may," "expect," "would," "could," "might," "intend," "plan," "believe," "likely," "estimate," "anticipate," "objective," "predict," "project," "drive," "seek," "aim," "target," "potential," "commitment," "outlook," "continue" or any other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results or outcomes could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, many of which are beyond our control. Please see our risk factors, as they may be amended from time to time, set forth in our filings with the U.S. Securities and Exchange Commission ("SEC"), including our most recently filed Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. There may be other factors not presently known to us or which we currently consider to be immaterial that could cause our actual results to differ materially from those projected in any forward-looking statements we make. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report except as required by applicable law or regulation.

The information included in, and any issues identified as material for purposes of, this document may not be considered material for SEC reporting purposes. In the context of this disclosure, the term "material" is distinct from, and should not be confused with, such term as defined for SEC reporting purposes. Website references throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this Proxy Statement. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights select information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement carefully and consider all available information before casting your vote. For complete information regarding the Company's 2025 performance, please see our Annual Report on Form 10-K for the year ended December 31, 2025.

2026 Annual Meeting of Shareholders



When

April 30, 2026
10:00 a.m. Eastern Time



Where

The meeting will be held virtually via a live webcast at www.virtualshareholdermeeting.com/SHLS2026



Record Date

Close of Business on March 10, 2026

How to Vote in Advance of the Meeting

We encourage you to vote in advance of the Annual Meeting, even if it is your intention to attend. If you are voting via the Internet, with your mobile device or by telephone, be sure to have your Proxy Card or VIF in hand and follow the instructions. You can vote in advance of the meeting in four ways.



Via the Internet

Visit the website listed on your Notice of Internet Availability of Proxy Materials, Proxy Card or VIF



With Your Mobile Device

Scan the QR barcode on your Notice of Internet Availability of Proxy Materials, Proxy Card or VIF.



By Telephone

Call the telephone number on your Notice of Internet Availability of Proxy Materials, Proxy Card or VIF.



By Mail

If you received paper copies of your Proxy Materials, mark, sign, date and return the Proxy Card in the envelope provided.

Meeting Agenda

Shareholders will act up on the following matters during the Annual Meeting:

Proposal	Board's Voting Recommendation	More Information
Elect the director nominees named in the Proxy Statement to serve on the board of directors until the Company's 2027 annual meeting of shareholders and until their respective successors are duly elected and qualified	✅ **FOR** all nominees listed below	Page 9 ▶
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	✅ **FOR**	Page 35 ▶
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026	✅ **FOR**	Page 72 ▶
Transact any other business properly presented at the meeting.		

Director Nominees at a Glance

Name	Age	Independent	Principal Occupation	Director Since
Ty Daul	58	✅	Chief Executive Officer, Primergy Solar	2021
Jeannette Mills	59	✅	Executive Vice President & Chief Administrative Officer, Tennessee Valley Authority	2022
Niharika Taskar Ramdev	56	✅	Former Chief Financial Officer, Global Cadillac, General Motors Company	2024
Lori Sundberg	62	✅	Chief Human Resources Officer, Cadence Education	2021
Toni Volpe	53	✅	Chief Executive Officer, Nadara, Ltd.	2021

Director Nominee Highlights



Demographics

1 Asian Director

3 White Directors

1 African-American/ Black Director

40% Diverse

Gender Breakdown

60% 3 out of 5 director nominees are Female

Average Tenure

3.6 Years

Average Nominee Age

57.6 Years

Governance and Compensation Highlights

Corporate Governance	Compensation
Separate board chair and chief executive officer	Limited perquisites or personal benefits
By 2027, all directors will be elected annually for one-year terms	No golden parachutes
Enterprise-wide approach to risk management, overseen by the Board	Robust pay for performance compensation strategy, emphasizing long-term compensation with long-term performance
Fully independent Board committees with oversight responsibilities of key risk areas	No excise tax gross-up payments
No directors serving on more than three other public boards	Double-trigger change-in-control vesting of equity awards
One vote per share of common stock	Prohibition of pledging or hedging of company stock
No designated directors	Stock ownership requirements require meaningful holdings
Succession planning and annual performance evaluations	Regular assessment of compensation program by independent Compensation Committee of the Board
Majority independent board	Independent compensation consultant engaged regularly
Regular shareholder engagement	Half of long-term equity pay is conditioned upon performance
Annual Board and Committee self-assessments	Anti-Hedging Policy

See pages **9-20** for more information ▶

PROPOSAL 1

Election Of Directors

 The Board Recommends that You Vote **"FOR"** Each of the Director Nominees.

Our Framework for Board Composition, Experience, and Qualifications

The Nominating and Corporate Governance Committee (the "Governance Committee") works with the Board to determine the appropriate composition of directors, taking into account the qualifications, qualities, skills, and expertise necessary to support effective Board oversight.

The Approach

The Governance Committee is responsible for identifying, reviewing, and recommending to the Board of Directors candidates for election as directors at the Annual Meeting. In carrying out this responsibility, the Governance Committee solicits director nominee suggestions from directors, management, stockholders, and other sources, consistent with the Board's director recruitment objectives.

In addition, the Governance Committee has retained a third-party executive search firm to assist in identifying and evaluating potential director nominees in light of the Board's recruitment objectives. In considering, recruiting, and selecting director nominees, the Governance Committee considers the factors described below as part of its annual nomination process, in accordance with our Corporate Governance Guidelines.

Ethics	Directors should be individuals of strong character and integrity who demonstrate high personal and professional ethical standards and who conduct themselves in accordance with applicable laws and the Company's Code of Ethics.
Conflicts of Interest	Directors should not have any position, activity, or relationship that would impair, or reasonably be expected to impair, their ability to exercise independent judgment and fulfill their fiduciary responsibilities as members of the Board.
Independence	The Board considers whether directors and nominees qualify as independent under the Nasdaq Listing Rules, as well as the heightened independence standards applicable to audit committee and compensation committee members under applicable securities laws and regulations.
Business and Professional Activities	Directors should maintain professional experience or engagement sufficient to keep them informed about relevant markets, industries, and business trends. Significant changes in a director's professional responsibilities or roles may prompt a review of the director's continued service on the Board.
Experience, Qualifications and Skills	Directors should possess the education, experience, qualifications, and skills necessary to provide effective oversight of management, which may include senior executive leadership, public service, experience at professional services firms, or service in academic or other relevant institutions.
Time and Participation	Directors should have sufficient time, availability, and commitment to effectively fulfill their responsibilities, including preparing for and attending Board and committee meetings. In considering renomination, the Board evaluates each director's attendance, participation, and contributions to Board and committee activities.

Board Evaluation	The Board considers the results of its annual Board and committee self-evaluation process as part of its ongoing assessment of Board composition, effectiveness, and refreshment.
Overboarding	The Board considers a director's other board and professional commitments in assessing the director's ability to devote sufficient time and attention to Board responsibilities. Directors are expected to inform the Board in advance of accepting additional public company directorships or audit committee assignments, which may prompt a review of continued Board service.
Diversity of Perspectives and Backgrounds	The Board believes that a diversity of perspectives, experiences, backgrounds, skills, personal characteristics, and geographic representation enhances the effectiveness of the Board's oversight and decision-making.
Tenure/Retirement	The Board does not impose fixed term limits or a mandatory retirement age for directors. In evaluating director nominations and re-nominations, the Board considers individual tenure, overall Board tenure, and the appropriate balance between continuity and refreshment.

The Slate of Nominees and Board Declassification

Historically, the Company's Certificate of Incorporation provided for a classified Board of Directors divided into three classes, with the classes as nearly equal in number as practicable. At the Company's 2024 Annual Meeting of Stockholders, the Company's stockholders approved an amendment to the Certificate of Incorporation to declassify the Board and phase in the annual election of directors.

As a result, the declassification of the Board is being implemented on a phased basis. Beginning with the 2025 Annual Meeting of Stockholders, directors have been elected annually as part of this transition. From and after the Company's 2027 Annual Meeting of Stockholders, all directors will be elected annually, and each director will serve for a one-year term and until his or her successor is duly elected and qualified, or until such director's earlier death, resignation, or removal in accordance with the Company's Certificate of Incorporation and its Bylaws.

Accordingly, at the 2026 Annual Meeting of Stockholders, the Board is nominating five incumbent directors for election to one-year terms as part of the Board's ongoing declassification process.

Board Composition: Director Qualifications and Expertise

The Board believes that effective oversight of the Company and long-term value creation require a Board composed of individuals with the sophistication, judgment, and experience necessary to guide a complex, publicly traded company. Collectively, the Board seeks competency across key corporate disciplines, including risk and crisis management, leadership, regulatory and compliance matters, accounting and financial acumen, business judgment, corporate governance, social responsibility, and strategic planning, as well as industry-specific experience relevant to the Company's business, including the solar and broader energy industries.

In identifying and evaluating director nominees, the Governance Committee considers the criteria set forth in the Company's Code of Ethics and Corporate Governance Guidelines and evaluates each candidate in the context of the Board's overall composition and needs, including independence, skills, experience, diversity, and the ability to contribute meaningfully to the Board's oversight responsibilities.

The Governance Committee believes that diversity of perspectives, backgrounds, and experiences enhances Board effectiveness. While the Company does not maintain a formal diversity policy, the Governance Committee considers, to the extent permissible under applicable law, candidates with diverse viewpoints, accomplishments, professional expertise, skills, personal characteristics, and geographic representation. Currently, of the eight directors serving on the Board, three self-identify as female and two self-identify as underrepresented minorities.

In addition, the Governance Committee evaluates nominees based on a combination of factors, including the ability to represent all stockholders without conflicts of interest, collaborate effectively in a constructive Board environment, devote sufficient time and attention to Board service, demonstrate integrity and ethical conduct, exercise sound and independent business judgment, and contribute attributes that complement the Board's overall composition. Based on discussions with the Board, the Governance Committee has identified eleven key skills and competencies that it believes are desirable for directors in light of the Board's current and future responsibilities.

Key Competencies

Financial Expertise	Our business involves complex financial transactions and reporting requirements. Directors need to be able to understand financial models and varying reporting requirements to be able to advise on relevant topics.
Corporate Governance	The significant experience that comes from prior experience relating to corporate governance can provide insight on business operations, compliance, and other topics related to corporate governance.
Compensation	Experience in both executive and employee compensation ensures that the company remains competitive and recruits a talented labor force.
Chief Executive Officer	The significant leadership experience that comes from a CEO role can provide insight on business operations, driving growth and shareholder value, and strengthening corporate culture.
Cybersecurity and Information Technology	Essential experience is required to keep the company consistent with best cybersecurity practices and evolving market demands.
Research and Product Development	Continuously developing new products and understanding a product lifecycle will be crucial to the company staying ahead of competition and maintaining its position as a market disruptor.
Energy and Adjacent Markets	Relevant industry experience in the solar, eMobility, and BESS industries provides valuable insight into our commercial operations and strategic planning.
International	With operating opportunities in several countries, international experience helps us better understand opportunities and challenges across global markets.
Human Capital Management	Diversity of skills, experience, race and ethnicity, and gender strengthens our competitive advantage and reflects the customers we serve. Additionally, investment into the company culture and our own employees is critical to create a strategic advantage of having a talented labor force.
Litigation	Experience in handling high-stakes litigation and managing legal crises to protect the company's reputation and interests.
Mergers and Acquisitions	The experience in identifying, managing and integrating mergers and acquisitions will be critical to our growth.

Director Skills Matrix and Demographics

The Board believes that the current directors collectively bring a diverse range of viewpoints, backgrounds, and skills to the Board. The matrix below reflects the Board's current array of skills and competencies as of March 20, 2026.

The matrix provides information about each director, including selected areas of knowledge, skills, experiences, and attributes, as well as each director's self-identified diversity information. It is not intended to reflect all of the knowledge, skills, experiences, or attributes of each director, nor should the absence of a particular item be interpreted to mean that a director does not possess or contribute in that area. No single factor, skill, experience, or attribute—among other considerations—is determinative of Board membership.

Director Knowledge and Expertise	Forth	Moss	Daul	Julian	Mills	Ramdev	Sundberg	Volpe
Financial Expertise	✓	✓	✓	✓*	✓	✓*	✓	✓
Corporate Governance	✓		✓	✓	✓	✓	✓	✓
Compensation	✓	✓	✓	✓	✓	✓	✓	✓
Chief Executive Officer	✓	✓	✓	✓				✓
Cybersecurity and IT	✓		✓	✓				✓
Research and Product Development	✓	✓			✓			
Energy and Adjacent Markets	✓	✓	✓		✓		✓	✓
International	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital Management	✓	✓	✓	✓	✓	✓	✓	✓
Manufacturing & Supply Chain	✓	✓		✓	✓	✓		
Risk Mitigation / Litigation	✓	✓	✓	✓		✓		✓
Mergers and Acquisitions	✓	✓	✓	✓	✓	✓	✓	✓

*   Denotes Audit Committee Financial Expert

The following information describes the demographic breakdown of our directors:

Gender Identity	Forth	Moss	Daul	Julian	Mills	Ramdev	Sundberg	Volpe
Female					✓	✓	✓	
Male	✓	✓	✓	✓				✓
Demographic Background								
African American or Black					✓			
White	✓		✓	✓			✓	✓
Asian						✓		

Director Nominations

Director nominees possessing the qualifications, qualities, skills, and other expertise appropriate for Board service are identified, evaluated, and recommended to the Board by the Governance Committee, consistent with the criteria approved by the Board and set forth in the Company's Corporate Governance Guidelines. The Governance Committee is responsible for recommending director nominees for election by stockholders at each annual meeting and for identifying candidates to fill Board vacancies as they arise.

In carrying out these responsibilities, the Governance Committee identifies prospective director candidates from a variety of sources, including recommendations from directors, stockholders, management, and other appropriate sources, and may engage a third-party executive search firm to assist in identifying and evaluating potential nominees. The Governance Committee may also request that any such search firm conduct additional diligence regarding a prospective nominee's background, experience, and qualifications and report its findings to the Governance Committee.

There is no family relationship between and among any of our executive officers or directors. There are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any directors are elected or officers are appointed.

Shareholder Recommendations for Director Candidates

The Governance Committee will consider recommendations for director candidates submitted by shareholders. Shareholders wishing to recommend a candidate for consideration by the Committee should submit the candidate's name, together with the information required under the advance notice provisions of the Company's Bylaws for shareholder nominations of directors. Such recommendations should be submitted to the Company's Corporate Secretary in the manner specified in the Bylaws.

Director candidates recommended by shareholders are evaluated by the Governance Committee using the same criteria and process applied to candidates identified from other sources. Following its evaluation, the Committee makes a recommendation to the Board regarding whether to appoint the candidate to fill a vacancy or to nominate the candidate for election at an annual meeting. The Board then determines whether to appoint or nominate the candidate, as applicable. Shareholders who submit director candidate recommendations will be informed of the Board's decision.

Director Nominees for Election at the Annual Meeting

 The Board Recommends Shareholders Vote **"FOR"** the Election of Each of the Five Director Nominees Introduced Below

The following information regarding each director nominee is as of March 20, 2026 unless otherwise noted.



INDEPENDENT

Age: 58
Director since: 2021

Board Committees:
Audit

Ty Daul

Chief Executive Officer, Primergy Solar

CAREER HIGHLIGHTS

- Ty Daul has served on our Board since March 2021. Since 2024, he has served on the board of directors of LandBridge Company, LLC (NYSE: LB), where he is a member of the audit committee. Since May 2020, he has served as Chief Executive Officer and a member of the board of directors of Primergy Solar, a developer, owner and operator of distributed and utility-scale solar photovoltaic and energy storage projects across North America.

- From 2017 to 2020, Mr. Daul served as Vice President of Canadian Solar's energy project development business in the Americas and as President of Recurrent Energy Group, its U.S. development subsidiary. From 2015 to 2017, he served as Senior Vice President, Americas Power Plants, at SunPower Corporation and as a director of 8point3 Energy Partners LP. He co-founded Element Power in 2009 and led its wind and solar businesses in the Americas. Earlier, he held leadership roles at Iberdrola Renewables, Inc., Entergy Corp. and Newport Generation Ventures, LLC.

- Mr. Daul has more than three decades of power generation experience and has been involved in the development and operation of more than 12 GW of wind, solar and battery energy storage projects representing over $13 billion in total investment. He serves on the boards of the Solar Energy Industries Association and Infinigen Renewables and previously served on the board of the Wind Solar Alliance. He holds a B.S. in Mechanical Engineering from the University of Washington and an M.B.A. from Texas A&M University.

DIRECTOR QUALIFICATIONS

- The Board believes Mr. Daul's renewable energy development expertise, executive leadership experience and public company governance experience qualify him to serve as a director.



INDEPENDENT

Age: 59
Director since: 2022

Board Committees:
Governance

Jeannette Mills

EVP & Chief Administrative Officer, Tennessee Valley Authority

CAREER HIGHLIGHTS

- Jeannette Mills has served on our Board since August 2022. Ms. Mills is a senior executive with more than 30 years of experience in the energy, utilities and consumer services sectors, including extensive operational and regulatory leadership experience.

- Since August 2024, she has served as Executive Vice President and Chief Administrative Officer of Tennessee Valley Authority ("TVA"), where she leads enterprise support functions including Technology and Innovation, Supply Chain, Safety and Health, Facilities, Security and Resiliency, and Aviation Services, and serves on TVA's enterprise leadership team. From 2020 to 2024, she served as Executive Vice President and Chief External Relations Officer of TVA.

- From 2017 to 2020, Ms. Mills served as Senior Vice President – Safety, Health, Environmental & Assurance at National Grid plc. Earlier, she held executive leadership roles at the Maryland Public Service Commission, Baltimore Gas & Electric and Medifast, Inc. (NYSE: MED), where she served as a director and member of the compensation committee.

- Ms. Mills serves on the boards of the Women's Foundation for a Greater Memphis, the American Association of Blacks in Energy, the Tennessee Theatre and the Cal Ripken, Sr. Foundation. She holds a B.S. in Electrical Engineering from Virginia Tech and an M.B.A. from Loyola University Maryland.

DIRECTOR QUALIFICATIONS

- The Board believes Ms. Mills's utility industry leadership experience, enterprise risk and regulatory expertise, and public company board experience qualify her to serve as a director.



INDEPENDENT

Age: 56
Director since: 2024

Board Committees:
Audit

Niharika Taskar Ramdev

Former Chief Financial Officer, Global Cadillac, General Motors Company

CAREER HIGHLIGHTS

- Niharika Taskar Ramdev has served on our Board since 2024. Since November 2022, she has served on the board of directors of Silgan Holdings Inc. (NYSE: SLGN), where she chairs the audit committee and serves on the compensation and nominating committees.

- From 2022 to 2024, Ms. Ramdev served on the board of directors of Kaman Corporation (NYSE: KAMN), including as a member of the audit and finance committees. From 2021 to 2023, she served on the board of directors of Triton International Limited (NYSE: TRTN), where she was a member of the audit committee. From 2021 to 2022, she served on the board of directors of Renewable Energy Group (Nasdaq: REGI), including as a member of the risk committee and audit committee. From 2020 to 2022, she served on the board of directors of XL Fleet (NYSE: XL) (n/k/a Spruce Power Holding Corporation), where she chaired the audit committee and served on the compensation committee.

- Prior to her board service, Ms. Ramdev held senior leadership roles at General Motors, most recently serving as Chief Financial Officer, Global Cadillac, from 2018 to 2019.

- Ms. Ramdev holds a Bachelor of Commerce in Financial Accounting from the University of Bombay (Mumbai) and an M.B.A. from Harvard Business School.

DIRECTOR QUALIFICATIONS

- The Board believes Ms. Ramdev's public company board experience, audit committee leadership, and expertise in finance, risk management and global operations qualify her to serve as a director.



INDEPENDENT

Age: 62
Director since: 2021

Board Committees:
Compensation
(Chair)
Governance

Lori Sundberg

Chief Human Resources Officer, Cadence Education

CAREER HIGHLIGHTS

- Lori Sundberg has served on our Board since March 2021. Since 2024, she has served as Chief Human Resources Officer of Cadence Education. From 2021 to 2024, she served as an HR Executive at Performance and Talent Solutions, a consulting firm. From 2022 to 2023, she served as Chief Human Resources Officer of Quanergy Systems, Inc. (NYSE: QNGY).

- From 2018 to 2021, Ms. Sundberg served as Executive Vice President and Chief Human Resources Officer of Western Digital Corporation (Nasdaq: WDC), where she led global human resources strategy and people initiatives. Earlier, she served as Senior Vice President, Global Human Resources at Jacobs (NYSE: J), as Senior Vice President, Human Resources and Ethics at Arizona Public Services Company, and in progressive human resources leadership roles at American Express.

- Ms. Sundberg has more than 30 years of experience aligning human capital strategy with business objectives, including leadership in organizational effectiveness, culture, diversity and inclusion, executive development, mergers and acquisitions, and total rewards. She holds a B.S. in Business Management from Brigham Young University.

DIRECTOR QUALIFICATIONS

- The Board believes Ms. Sundberg's extensive human capital leadership experience, oversight of enterprise talent and compensation strategies, and experience leading complex organizational initiatives qualify her to serve as a director.



INDEPENDENT

Age: 53
Director since: 2021

Board Committees:
Audit

Toni Volpe

Chief Executive Officer, Nadara, Ltd.

CAREER HIGHLIGHTS

- Toni Volpe has served on our Board since March 2021. Since January 2024, he has served as Chief Executive Officer of Nadara Ltd., a global renewable energy company formed through the merger of Ventient Energy and Renantis S.p.A., where he previously served as Chief Executive Officer beginning in March 2016. Nadara develops, constructs and manages renewable energy assets, with more than 4 GW of solar and wind projects in operation and an 18 GW development pipeline across Europe and the United States.

- Prior to Nadara, Mr. Volpe held senior leadership roles at Enel, including as Chief Executive Officer of Enel Green Power North America, where he oversaw portfolio diversification across geothermal, solar, hydro, wind and biomass technologies, and as Chief Executive Officer of Enel Romania, a regulated electricity distribution business.

- Mr. Volpe graduated magna cum laude in Management, Economics and Industrial Engineering from the Polytechnic University of Milan and holds an M.B.A. from Columbia Business School.

DIRECTOR QUALIFICATIONS

- The Board believes Mr. Volpe's extensive renewable energy industry leadership experience and executive oversight of global operations and large-scale asset portfolios qualify him to serve as a director.

Directors Continuing in Office until the 2027 Annual Meeting

The Company is transitioning to a fully declassified board structure. Beginning with the 2027 Annual Meeting of Shareholders, all directors will stand for election annually. Until the transition is complete, the following directors will continue to serve the terms for which they were previously elected.



INDEPENDENT

Age: 61
Director since: 2017

Board Committees:
Compensation
Governance (Chair)

Brad Forth

Chair of the Board, Shoals Technologies Group, Inc.
Senior Partner, Neos Partners

CAREER HIGHLIGHTS

- Brad Forth has served on our Board since June 2017. Mr. Forth has more than 30 years of experience in the energy industry. He began his career in 1988 as a design engineer at Power Measurement, Inc., where he advanced through various leadership roles and served as Chief Executive Officer from 1998 to 2005 until its acquisition by Schneider Electric.

- From 2006 to 2009, Mr. Forth was a Partner at GFI Energy Group. From 2009 to 2016, he served as a Managing Director at Oaktree Capital Management, and from 2016 to 2021 as a Senior Advisor to Oaktree's GFI Energy Group. In June 2022, he joined Neos Partners as a Senior Partner.

- Mr. Forth has served on numerous public and private company boards in the energy sector, including as a director of Array Technologies (Nasdaq: ARRY) since 2016, and previously as a director or chair of GT Solar Incorporated, Turbine Generator Maintenance, Cannon Technologies, GoodCents, TenK Solar, Xantrex Technology, The Kirlin Group and OpTerra Energy Group. He holds a Bachelor of Electrical Engineering from the University of Victoria.

DIRECTOR QUALIFICATIONS

- The Board believes Mr. Forth's extensive energy industry expertise, executive leadership experience and private equity investment background qualify him to serve as a director.



INDEPENDENT

Age: 63
Director since: 2022

Board Committees:
Audit (Chair)
Compensation

Robert Julian

Interim Chief Financial Officer, Xponential Fitness, Inc.
Former Chief Financial Officer & Former Co-Interim Chief Executive Officer, The RealReal

CAREER HIGHLIGHTS

- Robert Julian has served on our Board since August 2022. He has more than 30 years of experience in senior finance leadership roles at both public and private companies. He currently serves as Interim Chief Financial Officer of Xponential Fitness, Inc. From October 2021 until his retirement in January 2024, he served as Chief Financial Officer of The RealReal, Inc., where he also served as Co-Interim Chief Executive Officer from June 2022 to February 2023 and remained a consultant to the company through June 2024.

- Previously, Mr. Julian served as Executive Vice President and Chief Financial Officer of Sportsman's Warehouse from 2019 to 2021 and as Executive Vice President, Chief Financial Officer and Treasurer of Deluxe Entertainment Services Group from 2017 to 2018.

- Mr. Julian currently serves on the board of directors of PROG Holdings, Inc. (NYSE: PRG), where he is a member of the audit committee and the nominating, governance and corporate responsibility committee, and Rayton Solar Inc. Mr. Julian holds a B.A. in Finance from Michigan State University and an M.B.A. from the University of Michigan.

DIRECTOR QUALIFICATIONS

- The Board believes that Mr. Julian's extensive public company financial leadership experience, as well as his strategic and operational oversight expertise and audit committee service, qualifies him to serve as a director.



NON-INDEPENDENT

Age: 47
Director since: 2024

Board Committees:
None

Brandon Moss

Chief Executive Officer, Shoals Technologies Group, Inc.

CAREER HIGHLIGHTS

- Brandon Moss joined the Company as Chief Executive Officer in July 2023 and has served on our Board since February 2024. Prior to joining the Company, he served from 2014 to 2023 as President, Tools, Components & Assembled Solutions Business of Southwire Company, one of North America's largest wire and cable manufacturers. Earlier at Southwire, he served as Vice President, Retail Sales (2009–2013) and Director of Sales (2007–2009).

- Prior to Southwire, Mr. Moss held commercial leadership roles at Lutron Electronics (2002–2007) and Black & Decker (2000–2002). He currently serves on the board of directors of the American Clean Power Association.

- Mr. Moss holds an M.B.A. from Wake Forest University and a Bachelor's degree in Marketing from Miami University.

DIRECTOR QUALIFICATIONS

- The Board believes Mr. Moss's senior executive leadership experience, deep electrical industry expertise, M&A and integration experience, global supply chain knowledge and operational leadership qualify him to serve as a director.

CORPORATE GOVERNANCE

Our Board views corporate governance as a source of strength, not a box-checking exercise. We are committed to practices that safeguard the long-term interests of our shareholders and reinforce accountability at every level of the organization. Our governance framework is designed to empower independent oversight, encourage thoughtful challenge and ensure disciplined execution of our fiduciary duties. We believe enduring success requires both strategic vision and structural integrity — and our governance practices reflect that conviction.

Governance Guideline Highlights

Our Board has adopted a governance framework designed to promote accountability, independent oversight and long-term value creation. Key elements of our governance practices include:

Board Independence & Accountability	Oversight & Risk Discipline	Long-Term Value & Culture
• Majority independent Board • Annual election of all directors • Executive sessions of independent directors • Formal independence determinations • Overboarding limits	• Board oversight of strategy and operating plans • Enterprise risk oversight • CEO evaluation and succession planning • Authority to retain independent advisors	• Defined director selection criteria and refreshment review • Annual Board and committee evaluations • Human capital and culture oversight • Sustainability oversight • Active shareholder engagement
Benefit: Promotes objective oversight and director accountability.	**Benefit:** Enables disciplined decision-making and balanced risk-taking.	**Benefit:** Aligns governance structure with long-term shareholder value.

We believe these practices strengthen Board effectiveness, reinforce accountability and position the Company for sustainable, long-term growth.

Board Leadership Structure

Our Board has a fiduciary duty to act in what it believes to be the best interests of the Company and its shareholders, including determining the leadership structure that will most effectively support oversight and long-term value creation. Our Amended and Restated Bylaws (the "Bylaws") and Corporate Governance Guidelines provide the Board with flexibility to combine or separate the roles of Chair and Chief Executive Officer as it deems appropriate in light of prevailing circumstances.

Separation of Chair and Chief Executive Officer

Since our initial public offering, the roles of Chair and Chief Executive Officer have been separated. The Board believes that this structure enhances accountability, clarifies leadership responsibilities and strengthens independent oversight.

Mr. Moss serves as Chief Executive Officer and a member of the Board, but does not serve as Chair. Mr. Forth, an independent director, serves as Chair of the Board. In this role, Mr. Forth focuses on Board governance, agenda development and oversight of strategic matters, and serves as a liaison between the Board and management. This structure allows the Chief Executive Officer to concentrate on management and execution, while the Chair provides independent leadership of the Board and effective oversight of management.

The Board reviews its leadership structure annually and retains the flexibility to modify it as circumstances warrant.

Board Self-Evaluation

Through the Governance Committee, we conduct an annual assessment of the Board's and its committees' effectiveness to ensure we are fulfilling our fiduciary duties with rigor and discipline.

Directors provide confidential feedback and engage in substantive discussion regarding strategy oversight, risk management, financial performance, Board composition and meeting effectiveness. The purpose of this process is not merely to validate current practices, but to identify opportunities to strengthen performance and governance. The results of the evaluation translate into concrete action steps and governance enhancements, which are incorporated into Board priorities and monitored throughout the year.

As part of this annual review, the Board assesses whether its leadership structure remains appropriate. Consistent with our fiduciary obligations and governing documents, we retain the flexibility to evolve our leadership framework as circumstances change.

Director Independence

Under Nasdaq listing standards, a director qualifies as independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with the Company. The Board applies these standards rigorously and does not rely solely on bright-line tests in assessing independence.

Consistent with our Corporate Governance Guidelines, the Board conducted its annual review of director independence in accordance with Nasdaq standards and applicable Company procedures. Following this review, the Board has affirmatively determined that the following directors are independent under the listing standards of Nasdaq and applicable Company procedures: Ty Daul, Brad Forth, Robert Julian, Jeannette Mills, Niharika Taskar Ramdev, Lori Sundberg and Toni Volpe.

The Board also determined that each member of the Compensation Committee satisfies the heightened independence requirements applicable to compensation committee members under Nasdaq rules and SEC regulations, and that each member of the Audit Committee satisfies the heightened independence requirements applicable to audit committee members under Nasdaq rules and SEC regulations.

In reaching these determinations, the Board reviewed information provided by the directors and the Company regarding business and personal relationships, and considered the transactions described under "Certain Relationships and Related Party Transactions."

The Board also considered the Company's arrangements with the Tennessee Valley Authority ("TVA") in connection with certain investments in the state of Tennessee. Although Ms. Mills serves as an executive officer of TVA, she did not participate in negotiations, approvals or discussions regarding these arrangements and does not have a direct or indirect material interest in them. After careful review, the Board determined that these matters do not impair Ms. Mills's independence.

Management Succession

The Board recognizes that leadership continuity is critical to long-term performance. The Compensation Committee annually reviews corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those objectives, and recommends compensation decisions to the Board based on that evaluation and other relevant factors.

The Board, working with the Governance Committee, oversees succession planning for the Chief Executive Officer and other executive officers. This process includes periodic review of potential internal and external candidates, development plans for senior leaders and contingency planning to ensure leadership continuity.

Hedging and Pledging Transactions

The Company's Insider Trading Policy prohibits directors, officers and employees from engaging in hedging transactions involving Company securities, including prepaid variable forwards, equity swaps, collars and exchange funds. These transactions may reduce or eliminate the full risks and rewards of ownership and could misalign the interests of directors, officers or employees with those of other shareholders.

Directors, officers and employees are also prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Compensation Committee Interlocks and Insider Participation

None of the Company's executive officers currently serves, or served during the last fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board or Governance Committee.

Shareholder Outreach and Communication with the Board

We maintain an active dialogue with our shareholders to better understand their perspectives and priorities. In fall 2025, the Chair of the Compensation Committee and members of management conducted shareholder outreach to investors representing approximately 70% of our outstanding shares and engaged directly with shareholders representing approximately 50% of our outstanding shares.

During these discussions, we addressed a range of topics, including business strategy, Board governance, executive compensation, human capital management and sustainability matters. The Board values shareholder input as an important component of effective oversight and long-term value creation. Feedback from these engagements is shared with the Board and its committees and informs our governance practices, compensation decisions and ongoing shareholder engagement priorities.

Shareholders and other interested parties may communicate with an individual director, the Board as a group, or a specified Board committee (including the independent directors as a group) by writing to:


Shoals Technologies Group, Inc.
1500 Shoals Way
Portland, TN 37148
Attention: Board of Directors
c/o Chief Legal Officer and Corporate Secretary
Telephone: (615) 323-9836


Communications should specify the intended recipient(s) and the general subject matter. The Company processes communications before forwarding them to the appropriate recipient and may refer communications to other Company departments as appropriate. Communications that are commercial in nature, relate to improper or irrelevant topics, or request general information about the Company generally will not be forwarded to the Board.

BOARD COMMITTEES AND MEMBERSHIP

Committee Composition, Responsibilities and Meetings

The Board maintains three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee. The composition, duties and responsibilities of each committee are described below. The Board may establish additional committees from time to time as it deems appropriate to fulfill its responsibilities.

During the year ended December 31, 2025, the Board held four regular meetings and one special meeting. The Audit Committee held four regular meetings and one special meeting, the Compensation Committee held four regular meetings, and the Governance Committee held four regular meetings.

Directors are expected to devote the time and attention necessary to discharge their fiduciary duties and to attend the annual meeting of shareholders and all or substantially all meetings of the Board and committees on which they serve. All directors then in office attended the 2025 Annual Meeting of Shareholders. Each director attended at least 75% of the aggregate number of meetings of the Board and committees on which such director served during the period for which such director was in office.

Each of our standing committees operates under a written charter approved by the Board. The charters are available on the Investor Relations section of our website at https://investors.shoals.com. Information contained on, or accessible through, our website is not incorporated by reference into this Proxy Statement.

The table below sets forth the current composition of our Board committees and the number of regular and special meetings held by each committee during 2025.

| Board Members | Committee Memberships | | |
	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Ty Daul	☐		
Brad Forth		☐	■
Robert Julian	■	☐	
Jeannette Mills			☐
Niharika Taskar Ramdev	☐		
Lori Sundberg		■	☐
Toni Volpe	☐		
Brandon Moss			

■ – Chair   ☐ – Member

Committee	Fully Comprised of Independent Board Members?	Number of Regular Meetings	Number of Special Meetings
Audit Committee	☑	4	1
Compensation Committee	☑	4	0
Nominating and Corporate Governance Committee	☑	4	0

Audit Committee



**Robert Julian
(Chair)**



**Niharika Taskar
Ramdev**



Ty Daul



Toni Volpe

5
Meetings
in 2025

The Audit Committee oversees the integrity of the Company's financial reporting process, the effectiveness of internal control over financial reporting, and the independence and performance of the Company's independent registered public accounting firm.

COMMITTEE COMPOSITION

Our Audit Committee is composed of Ms. Ramdev and Messrs. Daul, Volpe and Julian, with Mr. Julian serving as Chair.

The Board has affirmatively determined that each member of the Audit Committee satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the listing standards of Nasdaq. The Board has also determined that each member meets Nasdaq's financial literacy requirements and that none has participated in the preparation of the Company's financial statements or those of any current subsidiary during the past three years.

In addition, the Board has determined that Mr. Julian and Ms. Ramdev each qualify as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. This designation does not impose on them any duties, obligations or liabilities greater than those generally imposed on members of the Audit Committee or the Board.

DUTIES AND RESPONSIBILITIES

The Audit Committee is responsible for, among other matters:

- Appointing, compensating, retaining and overseeing the independent registered public accounting firm, including assessing its qualifications, performance and independence;

- Pre-approving audit and permissible non-audit services and the terms of such services;

- Reviewing with management and the independent auditor the scope and results of audits, as well as interim and annual financial results;

- Reviewing and discussing with management and the independent auditor the Company's annual and quarterly financial statements, related disclosures, and critical accounting policies and practices;

- Overseeing the adequacy and effectiveness of internal control over financial reporting;

- Overseeing the Company's policies and processes for assessing and managing financial reporting–related risks, including cybersecurity risk;

- Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

- Recommending to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K;

- Monitoring compliance with legal and regulatory requirements relating to financial reporting and accounting matters;

- Reviewing related party transactions and potential conflicts of interest;

- Reviewing earnings releases and related financial disclosures;

- Preparing the Audit Committee report required by SEC rules for inclusion in the annual proxy statement; and

- Reviewing and reassessing the adequacy of the Audit Committee charter annually.

Compensation Committee



Lori Sundberg (Chair)



Brad Forth



Robert Julian

4 Meetings in 2025

The Compensation Committee oversees the Company's executive compensation programs and human capital strategy, aligning pay practices with performance, accountability and long-term shareholder value.

COMMITTEE COMPOSITION

The Compensation Committee is composed of Ms. Sundberg and Messrs. Forth and Julian, with Ms. Sundberg serving as Chair.

The Board has affirmatively determined that each member of the Compensation Committee satisfies the independence requirements of the listing standards of Nasdaq, qualifies as a non-employee director for purposes of Rule 16b-3 under the Exchange Act, and meets the requirements of Rule 10C-1 under the Exchange Act. Members of the Compensation Committee are not current or former employees of the Company and do not receive compensation that would impair their ability to make independent judgments regarding executive compensation.

The Compensation Discussion and Analysis section of this Proxy Statement describes the processes and considerations underlying the Compensation Committee's decisions.

DUTIES AND RESPONSIBILITIES

The Compensation Committee's responsibilities include, among other matters:

- Annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer;
- Evaluating the Chief Executive Officer's performance in light of those goals and determining and recommending to the Board the Chief Executive Officer's compensation;
- Reviewing and approving the compensation of other executive officers;
- Reviewing and establishing the Company's overall compensation philosophy and policies;
- Overseeing and administering the Company's compensation and incentive plans;
- Reviewing and recommending director compensation;
- Reviewing and discussing the Compensation Discussion and Analysis for inclusion in the Company's annual proxy statement or Annual Report on Form 10-K;
- Overseeing aspects of human capital management, including corporate culture, talent development, diversity and inclusion, and succession planning;
- Reviewing and recommending for Board approval the adoption or amendment of any clawback policy in compliance with Section 10D of the Exchange Act, and administering such policy; and
- Reviewing and reassessing the adequacy of the Compensation Committee charter annually.

COMPENSATION CONSULTANT INDEPENDENCE

The Compensation Committee has the sole authority under its charter to retain, at the Company's expense, independent legal counsel, compensation consultants and other advisors as it deems appropriate, and to approve their fees and retention terms.

During 2025, the Compensation Committee engaged Pay Governance LLC ("Pay Governance") as its independent compensation consultant. Prior to engagement, and consistent with Nasdaq requirements, the Compensation Committee assessed Pay Governance's independence and determined that no conflicts of interest existed. Pay Governance provides the Compensation Committee with objective analyses and market data regarding executive and director compensation.

Nominating and Corporate Governance Committee



**Brad Forth
(Chair)**



Jeannette Mills



Lori Sundberg

4 Meetings in 2025

The Governance Committee assists the Board in overseeing director nominations, Board composition, succession planning and the Company's corporate governance framework.

COMMITTEE COMPOSITION

The Governance Committee is composed of Ms. Sundberg, Ms. Mills and Mr. Forth, with Mr. Forth serving as Chair. The Board has affirmatively determined that each member of the Governance Committee satisfies the independence requirements of the listing standards of Nasdaq.

DUTIES AND RESPONSIBILITIES

The Governance Committee's responsibilities include:

- Developing and recommending to the Board criteria for selecting director nominees and determining the qualifications, qualities, skills and expertise required for effective Board service;
- Identifying, screening and recommending qualified director candidates, including reviewing the contributions of incumbent directors in connection with renomination;
- Reviewing Board size, composition and refreshment strategy, including ensuring that candidate pools include individuals with diverse viewpoints, backgrounds, skills and experience;
- Reviewing shareholder-recommended director nominees and shareholder proposals and recommending appropriate Board responses;
- Overseeing shareholder engagement and interactions with proxy advisory firms;
- Reviewing and recommending nominees for election to the Board and appointments to Board committees and committee leadership positions;
- Reviewing the Board's leadership structure and recommending changes as appropriate;
- Reviewing and recommending amendments to the Company's certificate of incorporation, Bylaws, Corporate Governance Guidelines, Code of Ethics and other governance policies;
- Overseeing disclosure of the Company's corporate governance practices in the proxy statement and Annual Report on Form 10-K;
- Reviewing sustainability-related goals, strategies and initiatives and providing guidance to the Board;
- Monitoring emerging governance trends and regulatory developments;
- Reviewing and approving outside for-profit directorships for directors and officers, as appropriate;
- Developing and recommending a CEO succession plan and periodically reviewing succession planning matters;
- Overseeing the annual evaluation of the Board, its committees and management; and
- Conducting an annual evaluation of the Governance Committee's performance and reviewing its charter.

The Governance Committee views Board composition and governance practices as dynamic, not static. It regularly assesses whether the Board's structure, leadership and policies remain aligned with the Company's strategy, risk profile and long-term shareholder interests, and recommends changes when doing so would strengthen oversight and effectiveness.

Risk Oversight

BOARD

The Board oversees an enterprise-wide approach to risk management designed to support strategic objectives, promote long-term performance and enhance shareholder value. The Board models effective and consistent risk management philosophies and expects risk management to be integrated into corporate strategy, decision-making and day-to-day operations.

In 2023, the Company initiated a comprehensive Enterprise Risk Management ("ERM") assessment, which continued through 2024. As part of the Company's ongoing ERM process, the Board and management evaluate not only the Company's principal risks and mitigation efforts, but also the appropriate level of risk in light of the Company's strategy and growth objectives.

The ERM process includes input from executive leadership and director-level employees to identify and prioritize key risks. The Board reviews the results of this assessment and incorporates them into its oversight of strategy and risk profile.

Beginning in 2024, the Board also began receiving quarterly briefings on cybersecurity matters, including the Company's efforts to prevent, detect, mitigate and remediate cybersecurity risks.

While the full Board retains overall responsibility for risk oversight, primary oversight of specific risk areas is allocated among its committees:



AUDIT COMMITTEE

Oversees financial reporting risks, internal control over financial reporting, major financial exposures and cybersecurity risk. The Audit Committee receives regular briefings from management regarding cybersecurity, data privacy and data security matters and oversees procedures for accounting-related complaints and concerns.



COMPENSATION COMMITTEE

Oversees risks associated with the design and implementation of compensation and benefit programs, including whether such programs create incentives for excessive risk-taking. The Compensation Committee reviews the relationship between risk management practices and compensation policies.



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Oversees corporate governance risks, including governance best practices, Board composition and leadership structure. The Governance Committee also reviews and monitors the development and implementation of the Company's sustainability initiatives.

In addition, the Board reviews strategic, regulatory and legal risks as part of its regular consideration of the Company's operating and strategic plans. Management reports periodically to the Board and its committees regarding significant risk exposures and mitigation efforts.

The Board recognizes the evolving nature of the Company's business and industry and remains actively engaged in monitoring emerging risks and adapting oversight practices as appropriate.

Code of Ethics

The Company has adopted a Code of Ethics applicable to all employees, officers and directors, including the principal executive officer, principal financial officer and principal accounting officer. The Code constitutes a "code of ethics" within the meaning of Item 406(b) of Regulation S-K.

The Code of Ethics is available on the Investor Relations section of the Company's website at https://investors.shoals.com. Information contained on, or accessible through, the Company's website is not incorporated by reference into this Proxy Statement.

The Company intends to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding amendments to, or waivers of, the Code of Ethics applicable to executive officers by posting such information on its website.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The following table summarizes the compensation awarded or paid to the members of the Board for the 2025 Fiscal Year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Brad Forth	$ 90,000	$ 280,002	$ 370,002
Ty Daul	$ 75,000	$ 180,002	$ 255,002
Robert Julian	$ 100,000	$ 180,002	$ 280,002
Jeannette Mills	$ 75,000	$ 180,002	$ 255,002
Niharika Taskar Ramdev	$ 75,000	$ 180,002	$ 255,002
Lori Sundberg	$ 90,000	$ 180,002	$ 270,002
Toni Volpe	$ 75,000	$ 180,002	$ 255,002
Brandon Moss	$ —	$ —	$ —

[1]   Amounts in this column represent the aggregate grant date fair value of stock awards granted to certain non-employee directors during fiscal year 2025, computed in accordance with FASB ASC Topic 718. On May 1, 2025, Ty Daul, Robert Julian, Jeannette Mills, Niharika Taskar Ramdev, Lori Sundberg and Toni Volpe each received an award of 47,746 restricted stock units ("RSUs"). On the same date, Brad Forth received an award of 74,271 RSUs. Each RSU award vests in full on the date of the 2026 Annual Meeting of Shareholders, subject to the director's continued service through the vesting date. At fiscal year-end, the number of unvested and outstanding stock awards held by each non-employee director was equal to the number of RSUs granted to such director in 2025, as described above.

Narrative Disclosure to Director Compensation Table

On January 29, 2021, the Board adopted the Amended and Restated Non-Employee Director Compensation Policy (the "Director Compensation Policy"). Under the Director Compensation Policy, non-employee directors are eligible to receive compensation consisting of an annual cash retainer (including additional fees for committee chair service) and an annual equity award granted under the Shoals Technologies Group, Inc. 2021 Long-Term Incentive Plan ("LTIP").

Effective May 2, 2024, the Board amended and restated the Director Compensation Policy to increase the grant date value of the annual RSU award for non-employee directors from $160,000 to $180,000.

During fiscal year 2025, the Director Compensation Policy provided for the following:

Annual Cash Retainer

- Each non-employee director receives an annual cash retainer of $75,000, payable in four equal quarterly installments and prorated for partial-year service.
- Committee chairs receive additional annual retainers, payable quarterly and prorated as applicable:
  - Audit Committee Chair: $25,000
  - Compensation Committee Chair: $15,000
  - Nominating and Corporate Governance Committee Chair: $15,000

Annual Equity Awards

Each non-employee director receives an annual award of restricted stock units ("RSUs") granted under the LTIP on or about the date of the annual meeting of shareholders. The RSUs vest on the date of the next annual meeting of shareholders, subject to continued service through the vesting date. The grant date fair value of the annual RSU award is approximately $180,000.

A non-employee director appointed or elected between annual meetings receives a prorated RSU award that vests at the next annual meeting of shareholders, subject to continued service.

Board Chair Equity Award

The Chair of the Board is entitled to an additional annual RSU award with a grant date fair value of approximately $100,000.

Other Compensation Matters

Non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with Board service. Directors are also entitled to indemnification protections provided under the Company's Bylaws.

The Board reviews director compensation periodically and may revise the Director Compensation Policy from time to time.

EXECUTIVE OFFICERS

Set forth below are the names, ages, positions and a brief description of the business experience of the individuals who serve as executive officers of the Company as of March 20, 2026.

Name	Age	Position
Brandon Moss	47	Chief Executive Officer
Dominic Bardos	61	Chief Financial Officer
Jeffery Tolnar	62	President
Bobbie L. King Jr.	40	Chief Legal Officer & Corporate Secretary
Kirsten Moen	50	Chief Operating Officer
James Hart	45	Chief People Officer



Brandon Moss
Chief Executive Officer

Brandon Moss joined the Company as Chief Executive Officer in July 2023. Prior to joining the Company, he served since 2014 as President, Tools, Components & Assembled Solutions Business of Southwire Company, one of North America's largest wire and cable manufacturers. Earlier at Southwire, he served as Vice President, Retail Sales (2009–2013) and Director of Sales (2007–2009).

Mr. Moss currently serves on the board of directors of the American Clean Power Association. He holds an M.B.A. from Wake Forest University and a Bachelor's degree in Marketing from Miami University.



Dominic Bardos
Chief Financial Officer

Dominic Bardos joined the Company as Chief Financial Officer in October 2022 and has more than 30 years of experience in global finance and accounting across multiple industries.

Prior to joining the Company, he served as Chief Financial Officer of Holley Inc. (NYSE: HLLY) from 2021 to September 2022. From 2018 to 2021, he served as Vice President of Finance for Tractor Supply Company (Nasdaq: TSCO). Earlier, he served as Chief Financial Officer of Cambridge Franchise Holdings from 2017 to 2018 and held leadership roles at ServiceMaster, including divisional Chief Financial Officer for Terminix from 2014 to 2017.

Mr. Bardos has also held leadership positions in finance, supply chain and operations with Caesars Entertainment, Hilton Hotels and Harrah's Entertainment. He holds an M.B.A. in Finance and a Bachelor's degree in Management from the University of Memphis, Fogelman College of Business & Economics.



Jeffery Tolnar
President

Jeffery Tolnar has served as President since December 2022 and as Interim Chief Executive Officer from March 15, 2023 to July 17, 2023. He joined the Company in April 2021 as Senior Vice President, Electric Vehicle Solutions.

Prior to joining the Company, Mr. Tolnar served as Chief Commercial Officer of Greenlots, a provider of EV charging solutions acquired by Shell plc (NYSE: SHEL), from 2017 to 2021. Earlier, he served as President of Global Software Solutions for Honeywell's Homes, Buildings and Utilities businesses (Nasdaq: HON) from 2016 to 2017.

Mr. Tolnar serves as Chairman of the Board of IONATE Limited and as a director and Chairman of the Enterprise Risk Committee of Smith Seckman Reid, Inc. He has more than 30 years of leadership experience across telecommunications, energy, building technologies and electric mobility. He holds an M.B.A. from Baker University and a B.S. in Electrical and Electronics Engineering from Youngstown State University.



Bobbie L. King Jr.
Chief Legal
Officer &
Corporate
Secretary

Bobbie L. King Jr. joined the Company as Chief Legal Officer and Corporate Secretary in June 2025 and brings more than 15 years of legal leadership experience, including significant experience in the clean infrastructure sector.

Prior to joining the Company, Mr. King served as Senior Vice President and Deputy Chief Legal Officer of HA Sustainable Infrastructure Capital, Inc. (NYSE: HASI), where he advised the board and senior management on corporate governance, securities and public company matters, capital markets and corporate finance, litigation and legal operations. Earlier, he served as Senior Corporate Counsel — Corporate, Securities & Transactions at Charles River Laboratories International, Inc. (NYSE: CRL) and as Senior Attorney at NextEra Energy, Inc. (NYSE: NEE). He began his legal career as an associate at Skadden, Arps, Slate, Meagher & Flom LLP.

Mr. King holds a Bachelor of Arts in Economics and a Certificate in Finance from Princeton University and a Juris Doctor from the University of Virginia School of Law.



Kirsten Moen
Chief Operating
Officer

Kirsten Moen joined the Company as Chief Operating Officer in September 2024. She brings extensive operations and manufacturing leadership experience across global industrial and manufacturing organizations.

Prior to joining the Company, Ms. Moen held leadership roles with Eaton, Meggitt and Stanley Black & Decker, where she led manufacturing operations, supply chain functions and continuous improvement initiatives. Throughout her career, she has focused on operational excellence, manufacturing efficiency and quality improvement through the application of lean principles and operational best practices.

Ms. Moen holds a Bachelor of Engineering in Electrical Engineering and Biomedical Engineering from Vanderbilt University and an M.B.A. from the Owen Graduate School of Management at Vanderbilt University, with concentrations in Operations and Human Organizational Performance.



James Hart
Chief People
Officer

James Hart joined the Company as Chief People Officer in November 2024 and brings more than 20 years of human resources leadership experience.

Prior to joining the Company, Mr. Hart served as Vice President of People at Cardlytics, where he led the company's people and culture function. Earlier in his career, he held a variety of leadership roles in human resources and sales at Southwire.

Mr. Hart holds a Master of Business Administration and a Bachelor's degree in Management from the University of West Georgia and is a veteran of the United States Air Force.

See pages **35-36** for more information ▶

> **PROPOSAL 2**

Advisory Vote To Approve Executive Compensation

 The Board Recommends a Vote **"FOR"** the Approval, on a Non-Binding Advisory Basis, of Our Executive Compensation as Disclosed in this Proxy Statement.

Compensation Philosophy and Objectives

Our executive compensation program is designed to align executive pay with performance, support retention of key leaders and reinforce long-term shareholder value creation.

The core elements of our compensation philosophy include:

- **Performance-weighted compensation.** Target total direct compensation is structured so that performance-based pay represents a significantly greater portion of total compensation than fixed base salary.
- **Market-informed positioning.** Compensation opportunities are informed by peer proxy disclosures and compensation surveys reflecting companies of comparable revenue scale and market capitalization.
- **Role experience reflected in base salary.** Base salary reflects experience and scope of responsibility and serves as the foundation for short-term incentive opportunities under the Annual Incentive Plan ("AIP").
- **Short-term incentives tied to performance.** AIP payouts range from 0% to 200% of target and are primarily based on achievement of key short-term financial performance metrics, with a smaller portion tied to team and individual performance.
- **Equity-based long-term incentives.** Long-term incentive awards are equity-based and currently granted in the form of approximately 50% Restricted Stock Units ("RSUs") and 50% Performance Stock Units ("PSUs").
- **Retention and alignment through equity ownership.** The Compensation Committee reviews equity "holding power" at least annually to promote retention and ensure alignment with long-term shareholder interests.

The following section describes how this compensation philosophy is applied in practice and how executive pay outcomes align with Company performance and shareholder value creation.

Our Pay-for-Performance Approach

Our executive compensation program is designed to attract, retain and motivate high-caliber leaders who drive the Company's performance and long-term growth. The program aligns executive pay with performance and shareholder value creation.

The Compensation Committee's guiding principles include:

- **Market-competitive total rewards.** Total compensation — including base salary, annual and long-term incentives, benefits and development opportunities — is structured to support our ability to attract and retain leadership talent.
- **Market-aligned positioning.** Target compensation opportunities are generally aligned with the market median for executives with comparable experience and responsibilities.
- **Performance-based incentives.** A significant portion of executive compensation is delivered through cash and equity incentives tied to performance.
- **Pay aligned with results.** Actual compensation varies based on achievement of performance goals that drive measurable business outcomes and long-term shareholder value.

- **Strong employment value proposition.** Culture, leadership development and growth opportunities complement compensation and support retention and engagement.
- **Simplicity and transparency.** Compensation programs are designed to be understandable, aligned with strategy and clearly communicated.

Advisory Resolution

We are requesting your non-binding advisory vote on the following resolution:

"**RESOLVED,** that that the shareholders of Shoals Technologies Group, Inc. approve, on an non-binding advisory basis, the compensation of the Named Executive Officers, as described in this Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narrative discussion."

Required Vote

If a quorum is present, the affirmative vote of a majority of all the votes cast on this proposal at the Annual Meeting is required to approve, on a non-binding advisory basis, the resolution approving the compensation of our Named Executive Officers. Abstentions and broker non-votes are not considered votes cast and will have no effect on the result of the vote.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

This Compensation Discussion and Analysis outlines how our executive compensation program aligns pay with financial and strategic performance, summarizes the key elements of our compensation programs, and describes the principles and practices that guide our executive compensation decisions. Further, it describes the material elements of compensation paid to, awarded to, or earned by our 2025 Named Executive Officers (each, an "NEO"). Our 2025 NEOs consist of the following current and former executives:


Brandon Moss
Chief Executive Officer


Dominic Bardos
Chief Financial Officer


Jeff Tolner
President


Bobbie L. King Jr.
Chief Legal Officer & Corporate Secretary[1]


Inez Lund
Former Chief Accounting Officer[2]

[1] On May 13, 2025, the Company appointed Mr. King as Chief Legal Officer and Corporate Secretary, effective June 16, 2025.

[2] On May 2, 2025, Ms. Lund informed the Company of her resignation, effective May 16, 2025.

Executive Summary

2025 Company Performance

Our company performance in 2025 may be characterized as a return to growth following the solar industry disruptions that occurred in 2024. Full-year revenue in 2025 was $475.3 million, up 19% from the $399.2 million realized in 2024. Backlog and awarded orders, representing orders either booked or in the process of being documented, on December 31, 2025, totaled $747.6 million, a new period-end record for the company and up 17.8% over the $634 million recorded at year-end 2024. Our commercial team successfully increased the diversity of our customer book, launched new product solutions to meet customer needs, and helped navigate the volatility related to clean energy industry incentives, permitting policy, and trade/tariff policy. Some of the headwinds had an impact on Adjusted Gross Profit, which grew from $155.8 million in 2024 to $166.5 million in 2025. New tariffs impacted our Adjusted Gross Profit in 2025 and will continue to have an impact in 2026. Management focused on what it could control and influence in the near-term in 2025 while driving significant progress on longer-term strategic initiatives. Management believes that the Company has entered 2026 in a position of strength, with a more diversified order book, broader product offerings, and significant orders in the Battery Energy Storage System (BESS) market.

As discussed in last year's overview, the Company faced both industry-wide headwinds and business-specific challenges in 2024 that eliminated the possibility of earning any payout under the majority of the Company's in-cycle annual and long-term incentive plans. To support retention, maintain motivation, and ensure leadership continuity during this period, the Compensation Committee took a limited number of targeted and time-bound actions in 2024. These actions included granting one time retention equity awards and replacing the 2024 Annual Incentive Plan ("AIP") with a July–December 2024 Incentive Plan that reflected the significantly changed external environment, while explicitly capping payout opportunities at 50% of the original annual award opportunity. The Board views these actions as extraordinary governance measures, undertaken only under exceptional circumstances and with careful consideration of shareholder interests and long-term value creation.

Shareholder Engagement on Executive Compensation

In Spring 2025, ahead of the Annual Meeting of Shareholders, we conducted meaningful and proactive shareholder outreach, contacting institutions representing ~72% of outstanding ownership and engaging in direct dialogue with institutions representing 26% of ownership. Despite these efforts, Say-on-Pay support declined to 61% in 2025, compared to support levels exceeding 80% in both 2023 and 2024.

The Board and the Compensation Committee took this Say-on-Pay outcome seriously and viewed it as clear feedback that informed our path forward:

1. For 2025, consistent with commitments made during shareholder outreach, the Compensation Committee's first action was to ensure that no one-time or off-cycle awards were made to named executive officers. To address continued industry uncertainty while maintaining a strong pay-for-performance framework, the Committee employed shorter performance measurement periods to support responsible goal-setting. The 2025 AIP was structured around two six-month measurement periods. 2025-2027 PSU award opportunities were based on the average of three one-year measurement periods, with goals established annually in the first quarter of each year and subject to a three-year cumulative relative total shareholder return ("TSR") modifier. This structure was intentionally designed as a transitional approach, subject to annual reassessment and not intended to represent a permanent shift in incentive design.

2. During 2025, the Company delivered TSR of +54%, reflecting substantial operational and strategic progress as we continued to work through a challenging period for our industry. At the same time, we recognize that our longer-term shareholder experience has fallen short of our expectations. Importantly, improved TSR did not result in undue executive compensation outcomes. We believe our incentive programs have operated as intended, as evidenced by executives' realized pay levels being consistently and significantly below target opportunities (including only 7.4% of target for completed PSU cycles), reinforcing strong alignment between pay outcomes and sustained performance.

In Fall 2025, we furthered our shareholder outreach efforts, contacting institutions representing approximately 70% of ownership and engaging directly with institutions representing ~50% of ownership. These shareholders expressed appreciation for the transparency of discussions, the clarity around compensation decision-making, and the Company's openness to continued dialogue. Investor feedback was constructive and largely centered on a preference for traditional incentive design features, including full-year AIP performance periods, three-year LTI cycles, and continued constraint around one-time awards, while acknowledging the rationale for the temporary program adjustments made during a period of heightened volatility.

In direct response to this feedback, the Company transitioned from two six-month AIP measurement periods back to a single full-year AIP period in 2026. Additionally, the Compensation Committee intends to return to three-year PSU performance periods as soon as industry and Company conditions support confident, rigorous, and responsible long-term goal-setting.

We value the continued engagement of our shareholders and remain committed to maintaining a disciplined, performance-oriented compensation framework that supports long-term value creation and effective governance.

Executive Compensation Best Practices

What We Do	What We Don't Do
✓ **Emphasize long-term compensation to ensure alignment of pay with long-term performance**	✗ No hedging or pledging of company stock
✓ **Significant majority of pay is performance-based and not guaranteed**	✗ No single trigger vesting of equity awards upon a change in control
✓ **Half of long-term equity pay is performance conditioned**	✗ No excise tax gross-up payments
✓ **Stock ownership requirements require meaningful holdings**	✗ No excessive perquisites or personal benefits
✓ **Double-trigger change-in-control vesting of equity awards**	✗ No repricing of stock options (currently, stock options are not part of the Company's equity award program)
✓ **Assess and confirm compensation programs do not encourage material risks to shareholders**	
✓ **Engage an independent compensation consultant**	

Compensation Determinations

Key Participants in the Compensation Process

The Role of the Compensation Committee

The Compensation Committee reviews and approves the compensation elements and compensation targets for each of our executive officers, including the Named Executive Officers. The Compensation Committee also makes determinations with respect to the AIP as it relates to our executive officers, including the approval of performance goals and subsequent achievement against those goals. The Compensation Committee administers all elements of the LTIP and approves any benefits or other related programs offered to executive officers. Further, the Compensation Committee evaluates the Company's compensation programs on an annual basis to ensure our plans do not induce or encourage excessive risk-taking by participants.



The Role of Management

During the 2025 Fiscal Year, our Chief Executive Officer and Chief People Officer, in consultation with Pay Governance, made recommendations to the Compensation Committee regarding compensation actions and incentive awards. The Chief People Officer serves as the liaison between the Compensation Committee and Pay Governance, providing internal data on an as-needed basis so that Pay Governance can produce comparative analyses for the Compensation Committee. The Company's human resources, finance, and legal departments supported the work of the Compensation Committee by providing information, answering questions, and responding to various requests from committee members.



The Role of the Independent Consultant

In the 2025 Fiscal Year, the Compensation Committee continued to use the services of Pay Governance in fulfilling its obligations under its charter. Pay Governance attended all of the Compensation Committee meetings in the 2025 Fiscal Year and provided the Compensation Committee with objective expert analyses, assessments, research, and recommendations for executive compensation programs, incentives, executive benefits, and non-executive director compensation. In this capacity, Pay Governance provided services that related solely to the work performed for, and at the direction of, the Compensation Committee. The Compensation Committee selected Pay Governance to serve as its independent consultant only after assessing the firm's independence, which concluded that no conflicts of interest existed. The Compensation Committee retains the right to modify or terminate its relationship with Pay Governance or select other outside advisors to assist the Compensation Committee in carrying out its responsibilities.

External Benchmarking

The Compensation Committee believes that obtaining relevant market and benchmark data is important in making determinations about executive compensation. This information serves as a reference point for evaluating the Company's executive compensation.

2025 Compensation Peer Group

As part of its annual review of the Company's compensation peer group, the Compensation Committee, with the assistance of its independent compensation consultant, Pay Governance, assessed the continued appropriateness of the peer group used for compensation benchmarking in light of the Company's evolving strategy and growth trajectory. In conducting this review, the Committee considered Pay Governance's recommendations and evaluated whether the Company's 2024 peer group remained aligned with the Company's size, business profile and competitive landscape.

Following this assessment, the Compensation Committee approved an updated peer group of size- and industry-relevant companies, considering market capitalization together with financial metrics such as revenue, valuation multiples, revenue growth, EBITDA and profit margin. As a result, the Committee added certain peers and removed others to maintain a peer group of solar and renewable energy industry participants with business focus and scale comparable to the Company, excluding companies that no longer met these criteria due to changes in business mix, size or scale.

Added	Removed
Altus Power, Inc.	Bloom Energy Corporation
Ameresco, Inc.	ChargePoint Holdings, Inc.
American Superconductor Corporation	Enphase Energy, Inc.
Fluence Energy, Inc.	First Solar, Inc.
Helios Technologies, Inc.	FTC Solar, Inc.
Nextracker Inc.	Generac Holdings Inc.
	Itron, Inc.
	SolarWinds Corporation
	SunPower Corporation

The compensation peer group approved by the Board in November 2024 and used by the Compensation Committee in setting 2025 compensation consisted of the following companies:

Altus Power, Inc.	Fluence Energy, Inc.	Power Integrations, Inc.
Ameresco, Inc.	Gibraltar Industries, Inc.	Rogers Corporation
American Superconductor Corporation	Helios Technologies, Inc.	SolarEdge Technologies, Inc.
Array Technologies, Inc.	Littelfuse, Inc	Sunrun Inc.
ESCO Technologies Inc.	Nextracker Inc.	

Target vs. Realized Compensation

During 2025, the Company delivered strong stock price performance (+54%), reflecting meaningful operational and strategic progress as management executed the Company's business plan amid challenging industry conditions.

While this near-term performance was encouraging, the Compensation Committee recognizes that the longer-term shareholder experience has not fully met the Company's expectations. Consistent with our pay-for-performance philosophy, incentive outcomes reflected both management execution and shareholder outcomes: over the 2023–2025 period, average AIP payouts were approximately at target (97.4%), reflecting performance against annual operating objectives and management's efforts to navigate a volatile environment, while the realized value of PSU awards for the completed 2022–2024 and 2023–2025 cycles averaged only 7.4% of target, driven by below-target financial performance and broader industry headwinds. As illustrated in the table below, these outcomes demonstrate significant pay-for-performance leverage, with realized compensation from long-term incentives substantially below target opportunities since the Company's IPO.

Annual Incentive Plan (NEO Average)	Payout (% of Target)	TSR During Performance Period	Realized Value (% of Target)
2023 AIP	166.3%	n/a	166.3%
2024 AIP	51.3%	n/a	51.3%
2025 AIP	74.6%	n/a	74.6%
Average (AIP)	**—**	**—**	**97.4%**

PSU Grants	Payout (% of Target)	TSR During Performance Period	Realized Value (% of Target)
2022-2024 PSUs	64.4%	(77.2)%	14.7%
2023-2025 PSUs	0%	(65.5)%	0%
Average (PSUs)	**—**	**—**	**7.4%**

Notes:

- 2022-2024 TSR – Reflects $24.30 stock price on December 31, 2021, and $5.53 stock price on December 31, 2024.
- 2023-2025 TSR – Reflects $24.67 stock price on December 31, 2022, and $8.50 stock price on December 31, 2025.

Elements of our 2025 Fiscal Year Executive Compensation Program

Named Executive Officer Compensation Elements at a Glance

The Compensation Committee reviews the compensation of our executive officers, including our Named Executive Officers, in detail during the first quarter of each fiscal year. For fiscal year 2025, the direct compensation of our Named Executive Officers, as determined during the first quarter of 2025, consisted of base salary, an AIP annual incentive award and long-term incentive awards, each of which is described below.

2025 Compensation Element	Form	Metrics and Weightings	Rationale for Providing
Base Salary	Cash	Not applicable	Base salary is a competitive fixed pay element tied to role, experience, performance, and criticality of skills.
AIP Award	Cash	• Adjusted EBITDA (60%) • Adjusted Free Cash Flow (15%) • Individual Goals (25%)	The AIP is designed to reward achievement of critical financial and non-financial goals that are fundamental short-term drivers of shareholder value. Due to industry volatility and goal-setting uncertainty, Adjusted EBITDA and Adjusted Free Cash Flow Goals were weighted 50% based on goals for the first half of 2025 ("H1") and 50% based on goals for the second half of 2025 ("H2"). Individual goals are based on full-year performance. Payout opportunity ranges from 0% to 200% of target, based upon achievement of Threshold, Target, and Stretch goals.
Long-Term Incentive ("LTI") Equity Awards	Stock	**PSUs** • Revenue Growth (50%) • Adjusted Diluted EPS (50%) • Average of three one-year performance periods • Three-Year Relative TSR (+/- 15 Modifier) **RSUs** • Three-year ratable time-vesting period	The LTI plan is designed to reward performance that drives longer-term shareholder value through the use of awards tied to a multi-year vesting period. • PSUs (50% of the LTI mix) provide rewards linked to stock price performance (due to the denomination in Company shares) and can go up or down based upon achievement of pre-set Threshold, Target, and Stretch goals, equally weighted between Revenue Growth and Adjusted Diluted EPS. Due to industry volatility and goal-setting uncertainty, goals are set annually. Final award will be based on the average payout of the three one-year periods and further modified by the Company's 3-year relative TSR performance versus its performance peer group (see page 47). PSUs may pay out from 0% to 200% of target. • RSUs (50% of the LTI mix) link compensation to absolute stock price performance and strengthen retention.

Target Pay Mix

The following charts illustrate the composition of our 2025 target compensation for our Chief Executive Officer and our other Named Executive Officers.

A significant portion of our executive compensation is tied to performance conditions through our AIP and PSU programs or otherwise delivered as "at-risk" compensation through RSUs, which depend on continued service and stock price performance. In 2025, 52% of the Chief Executive Officer's target compensation was performance-based and 87% was at risk. On average, 45% of the other Named Executive Officers' target compensation was performance-based and 70% was at risk. We believe this pay mix appropriately aligns executive incentives with Company performance and long-term shareholder value creation.

CEO Target Pay Mix



Other NEO Average Target Pay Mix



2025 Fiscal Year Decisions and Outcomes

2025 Fiscal Year Base Salary

Named Executive Officer	Fiscal 2024 Base Salary Level		Fiscal 2025 Base Salary Level		Percentage Increase from Fiscal 2024
Brandon Moss	$	760,000	$	800,000	5.3%
Dominic Bardos	$	475,000	$	500,000	5.3%
Jeffery Tolnar	$	440,000	$	440,000	—
Bobbie L. King Jr.		—[1]	$	400,000	—
Inez Lund	$	300,000	$	325,000	8.3%

[1]   Mr. King's base salary rate for 2024 is not provided in the table above as he was not employed by the Company in 2024.

2025 Fiscal Year AIP Awards

The objective of our compensation program is to align executive compensation with the Company's strategy and operating results, attract and retain highly qualified executives, and provide incentives that drive shareholder value. Payouts under the AIP are based on achievement of financial and individual performance goals.

In light of continued industry volatility and uncertainty associated with establishing full-year performance targets, the Compensation Committee determined in November 2024 that the 2025 AIP would be structured using two six-month measurement periods. The Committee established financial and individual performance targets for the first half of 2025 ("H1") in February 2025 and approved targets for the second half of 2025 ("H2") in July 2025. Adjusted EBITDA and Adjusted Free Cash Flow were each weighted 50% based on H1 performance and 50% based on H2 performance, while individual performance goals were measured based on full-year results.

Financial Goals

In February 2025, the Compensation Committee established the AIP opportunity for the Named Executive Officers based on the following metrics: Adjusted EBITDA (weighted at 60%), Adjusted Free Cash Flow (weighted at 15%) and an Individual Goals component (weighted at 25%).

We define Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain/loss on sale of assets, (viii) wire insulation shrinkback expenses, (ix) wire insulation shrinkback litigation expenses, and (x) plant optimization expenses. We define Adjusted Free Cash Flow as net cash provided by operating activities plus/(minus) (i) purchases of property, plant, and equipment and (ii) cash outflows related to wire insulation shrinkback expenses.

Threshold, Target, and Stretch Adjusted EBITDA goals and Adjusted Free Cash Flow Goals, provided below, were approved by the Compensation Committee in February 2025 and were established based upon the Company's fiscal 2025 operating plan approved by the Board. Adjusted EBITDA performance carries a weight of 60% in the 2025 Fiscal Year AIP determination, while Adjusted Free Cash Flow carries a weight of 15% in the 2025 Fiscal Year AIP determinations.

AIP Metric	Threshold (50%)	Target (100%)	Stretch (200%)
H1 Adjusted EBITDA (to be weighted 30%)	$ 37.1 million	$ 43.7 million	$ 50.2 million
H1 Adjusted Free Cash Flow (to be weighted 7.5%)	$ (37.1) million	$ (32.3) million	$ (27.5) million
H2 Adjusted EBITDA (to be weighted 30%)	$ 59.8 million	$ 70.3 million	$ 80.8 million
H2 Adjusted Free Cash Flow (to be weighted 7.5%)	$ 10.0 million	$ 11.8 million	$ 13.6 million

Individual Goals

Each Named Executive Officer had 25% of their AIP award target based upon an Individual Management by Objectives ("Individual Goals") component. The Individual Goals for 2025 are outlined below.

2025 Fiscal Year AIP Results

Ms. Lund resigned from the Company in May 2025 and, therefore, was not eligible to receive an AIP payout for 2025. The other Named Executive Officers earned annual incentives, as described below.

Financial Goals

Adjusted EBITDA for H1 was attained at $37.3 million, resulting in this metric being earned at 0% (below the threshold level).

Adjusted Free Cash Flow for H1 was attained at $7.3 million, resulting in this metric being earned at 200% (the Stretch level).

Adjusted EBITDA for H2 was attained at $62.3 million, resulting in this metric being earned at 62.0% (the Threshold level).

Adjusted Free Cash Flow for H2 was attained at $17.0 million, resulting in this metric being earned at 200% (the Stretch level).

Individual Goals

Each Named Executive Officer participating in the 2025 Fiscal Year AIP was assigned individual performance goals approved by the Compensation Committee. These goals were measured over the full fiscal year and were designed to support the Company's strategic priorities and drive shareholder value. Performance assessments and key achievements are summarized below. Payout opportunity ranges from 0% to 200% of target, based upon achievement of Threshold, Target, and Stretch goals. Achievement of Threshold goals results in a 50% payout.

Named Executive Officer	Individual Goals Preliminary Achievement (to be weighted 25%)
Brandon Moss	100% of Target Individual Goal
Dominic Bardos	95% of Target Individual Goal
Jeffery Tolnar	120% of Target Individual Goal
Bobbie L. King Jr.	100% of Target Individual Goal
Inez Lund	N/A[1]

Named Executive Officer	Key Performance Achievements
Brandon Moss	• Accelerate our diversification into new markets that support electrification while protecting and growing our core solar business. • Build organization capacity by optimizing resources, including financial, human, and technological resources. • Drive operational excellence to enable growth. • Solidify the Shoals way of working through enterprise systems
Dominic Bardos	• Provide analysis, including modeling and forecasting, to develop strategy related to possible M&A opportunities, streamlining business operating review metrics and pursuing technological advancements. • Support litigation/settlements as required by providing financial analysis, depositions, and/or participation in resolution sessions. • Support ongoing international operations, including manufacturing and support functions.
Jeffery Tolnar	• Deliver world class customer experience while maintaining financial discipline by accelerating customer acquisition and elevating customer satisfaction. • Drive growth in defined markets by broadening team capability, localizing products, and improving cycle times from quote to supply. • Evaluate M&A opportunities.
Bobbie L. King Jr.	• Advance successful litigation outcomes by guiding overall legal strategy and ensuring timely, effective executions across all major matters • Evaluate M&A opportunities.

[1] Ms. Lund departed the Company before the end of 2025.

Payout Under the 2025 Fiscal Year AIP

The table below shows the total approved payouts.

Named Executive Officer	Fiscal 2025 Target AIP Award as a Percentage of Base Salary	Fiscal 2025 AIP Preliminary Achievement (as a % of Target Performance Level)	Fiscal 2025 AIP Preliminary Payout (prior to accounting for cap)	Fiscal 2025 AIP Final Achievement (as a % of Target Performance Level, accounting for cap)	Fiscal 2025 AIP Final Payout (accounting for cap)
Brandon Moss	115%	100%	$ 910,416	74%	$ 699,200
Dominic Bardos	75%	99%	$ 366,455	72%	$ 268,486
Jeffery Tolnar	75%	105%	$ 346,500	79%	$ 259,380
Bobbie L. King Jr.[1]	60%	100%	$ 240,000	74%	$ 176,640
Inez Lund[2]	60%	—	—	—	—

[1] For Mr. King, who joined the Company in June 2025, the FY 2025 AIP Final Payout is based on a full-year calculation, per the terms of his offer letter.

[2] Due to Ms. Lund's resignation, effective May 16, 2025, she did not receive an AIP award in respect of 2025.

2025 Fiscal Year Long-Term Incentive Equity Compensation

Long-Term Incentive Program

The Company maintains the LTIP. Each of our Named Executive Officers is eligible to participate in the LTIP, which authorizes the grant of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance awards, other stock-based awards or cash awards to employees and consultants of the Company and its affiliates and to non-employee directors. The Compensation Committee administers the LTIP and determines the size and vesting terms of awards granted under the plan.

For fiscal year 2025, the Compensation Committee approved two types of long-term incentive awards for Named Executive Officers under the LTIP: performance stock units ("PSUs") and RSUs. The Committee believes that a combination of PSUs and RSUs provides a balanced approach to long-term compensation by aligning executive incentives with shareholder outcomes while also providing retention value. Accordingly, the 2025 annual long-term incentive awards were granted with a target allocation of 50% PSUs and 50% RSUs.

Performance Stock Units

The PSUs granted in fiscal year 2025 are earned over a three-year performance period ending December 31, 2027, subject generally to continued employment through the date the Compensation Committee certifies achievement of the applicable performance criteria. Due to industry volatility and uncertainty associated with establishing long-term performance targets, PSU goals are established annually, and the final payout will be determined based on the average of the annual results for 2025, 2026 and 2027.

For the 2025 PSU awards, 50% of the award opportunity is based on Revenue Growth and 50% is based on Adjusted Diluted Earnings Per Share ("Adjusted Diluted EPS"). For purposes of the PSU awards, Adjusted Diluted EPS represents Adjusted Net Income (as defined in the Company's Annual Report on Form 10-K for fiscal year 2025) divided by the diluted weighted average number of shares of the Company's Class A common stock outstanding for the applicable period.

PSUs may be earned from 0% to 200% of target based on performance relative to pre-established threshold, target and stretch goals approved by the Compensation Committee. Achievement of Threshold targets results in a 50% payout. The specific performance goals will be disclosed in the Company's 2028 proxy statement following completion of the performance period. The Compensation Committee determined that maintaining the confidentiality of these goals during the performance period is appropriate due to the potential competitive harm that could result from public disclosure.

PSU payouts are also subject to a modifier based on the Company's relative total shareholder return ("TSR") over the three-year performance period compared to the companies in the performance peer group (as discussed below). If the Company's relative TSR falls below the 25th percentile, the PSU payout will be reduced by 15%, and if relative TSR exceeds the 75th percentile, the payout will be increased by 15%. No adjustment will be made if TSR performance falls between the 25th and 75th percentiles. The Compensation Committee believes this modifier reinforces alignment between long-term incentive outcomes and shareholder returns.

Restricted Stock Units

The RSUs granted as part of the 2025 long-term incentive awards vest in three substantially equal installments on each of the first three anniversaries of the applicable vesting commencement date, subject generally to continued employment through each vesting date.

Determination of Award Values

The target value of the 2025 long-term incentive awards was determined after considering base salary and annual incentive opportunities, competitive market data and the Company's compensation philosophy of emphasizing variable, performance-based compensation. The Compensation Committee also considered each Named Executive Officer's role, performance, potential long-term contribution and experience.

The following table shows the target dollar value of the 2025 long-term incentive awards granted to our Named Executive Officers. The number of PSUs (at target) and RSUs granted was determined by dividing the target award value by the closing price of the Company's common stock on the grant date.

Named Executive Officer	PSUs (Target Award) ($)	RSUs ($)	Total ($)
Brandon Moss	$ 2,200,000	$ 2,200,000	$ 4,400,000
Dominic Bardos	$ 687,500	$ 687,500	$ 1,375,000
Jeffery Tolnar	$ 600,000	$ 600,000	$ 1,200,000
Bobbie L. King Jr.[1]	$ 300,000	$ 500,000	$ 800,000
Inez Lund	$ 125,000	$ 125,000	$ 250,000

[1] In connection with Mr. King's commencement of employment in 2025, the Company granted him an equity award intended to offset equity awards forfeited from his former employer. The award was granted in 2025 and is therefore included in the table above. The award had a value of $200,000 and was granted in the form of time-based RSUs vesting in two equal installments on the first and second anniversaries of his start date, subject to his continued employment.

2025–2027 Performance Peer Group

For purposes of measuring three-year relative TSR, the Compensation Committee selected a performance peer group drawn from the Invesco Solar ETF (TAN) and the Company's compensation peer group, focusing on U.S.-based public companies with comparable market dynamics, geographic exposure and investor sentiment. Based on solar-industry relevance, historical TSR correlation and a preference for domestic comparability, the Committee identified a peer group of 12 companies (including Shoals), as listed below.

Altus Power, Inc.	Energix - Renewable Energies Ltd.	Shoals Technologies Group, Inc.
Array Technologies, Inc.	First Solar, Inc.	SolarEdge Technologies, Inc.
Clearway Energy, Inc.	HA Sustainable Infrastructure Capital, Inc.	Sunnova Energy International Inc.
Enphase Energy, Inc.	Nextpower Inc.	Sunrun Inc.

Payout of 2023 PSU Awards

The three-year performance period for the PSUs granted to our Named Executive Officers in fiscal year 2023 ended on December 31, 2025. The performance criteria for these PSUs were weighted equally between Net Revenue Growth CAGR and Average Gross Margin. For purposes of the 2023 PSU awards, Average Gross Margin was defined as Net Revenue minus Cost of Goods Sold, divided by Net Revenue. PSUs could be earned between 0% and 200% of target, generally subject to continued employment through the date the Compensation Committee certified achievement of the applicable performance criteria following the end of the performance period.

The following pre-established Threshold, Target and Stretch goals were approved by the Compensation Committee at the time of grant:

2023 PSU Metric	Threshold (50%)	Target (100%)	Stretch (200%)
Net Revenue Growth CAGR (weighted 50%)	30%	35%	40%
Average Gross Margin (weighted 50%)	38%	40%	42%

At the conclusion of the performance period, the Compensation Committee determined that the Company achieved Net Revenue Growth CAGR of 13.3% and Average Gross Margin of 35.0%. These results fell below the threshold performance levels for both metrics and resulted in 0% achievement for each metric. The Compensation Committee made no adjustments to the calculated results, and the 2023–2025 PSU awards vested at 0% of target (no payout). The target award opportunity and the actual number of shares received by our Named Executive Officers for the 2023–2025 PSU performance cycle are shown below.

Named Executive Officer[1][2]	2023 – 2025 PSUs (Target Award) ($)	2023 – 2025 PSU Payout
Brandon Moss	$ 1,650,000	$ —
Dominic Bardos	$ 862,500	$ —
Jeffery Tolnar	$ 500,000	$ —

[1] As Mr. King was not employed by the Company in 2022 when the PSUs were granted, he is not displayed for the purposes of this chart.

[2] Ms. Lund forfeited the award upon her resignation from employment prior to the end of the performance cycle. Accordingly, she is not displayed for the purposes of this chart.

One-Time Retention Equity Awards

One-time retention equity awards are used only in rare, extraordinary circumstances. No one-time retention equity awards were granted to our Named Executive Officers in 2025.

At Hire Replacement of Prior Employer Awards

In connection with Mr. King's commencement of employment in 2025, we offered him an equity and cash award opportunity to reimburse him for forfeited cash and equity awards previously granted by his former employer. The equity award was granted in 2025 and is, therefore, included in the 2025 Summary Compensation Table. The equity award had a value of $200,000, in the form of time-based RSUs vesting fifty percent (50%) on each of the first and second anniversaries of his start date, subject to his continued employment.

Other Executive Benefits and Perquisites

In 2025, certain of our Named Executive Officers were eligible to be reimbursed for commuting expenses, along with a tax gross-up for such amounts.

We provide the following benefits to our Named Executive Officers on the same basis as other eligible employees:

- health insurance;
- vacation and personal holidays
- life insurance;
- short-term disability; and
- a 401(k) plan with matching contributions

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

2026 Compensation Decisions

2026 Compensation Peer Group

The Compensation Committee reviewed the compensation peer group in October 2025. Altus Power was dropped from the peer group for 2026 (acquired by TPG in April 2025) and replaced by Preformed Line Products Company.

2026 Target Compensation Levels

The Compensation Committee conducted its annual review of competitive benchmarking in October 2025. In February 2026, the Committee approved 2026 target compensation levels for the Named Executive Officers, including base salary, target AIP and target LTI opportunities. Target compensation levels for 2026 remain unchanged from 2025.

2026 Fiscal Year AIP and PSU Changes

In February 2026, the Compensation Committee approved the design of the 2026 AIP. In response to shareholder feedback, the 2026 AIP returned to a single full-year performance measurement period rather than the two six-month measurement periods used in 2025. The performance metrics and weightings remained unchanged from 2025, and the applicable performance goals will be disclosed in the Company's 2027 Proxy Statement following the conclusion of the performance period.

In February 2026, the Compensation Committee also approved the design of the 2026 PSU awards. The PSU program continues to use three one-year financial performance measurement periods with the same metrics and weightings used in 2026 as in 2025, together with a three-year relative TSR modifier. The financial performance goals will be disclosed in the Company's 2029 Proxy Statement following completion of the performance period, and the relative TSR modifier structure for the 2026–2028 performance cycle remains consistent with the 2025–2027 cycle.

2026-2028 Performance Peer Group

In February 2026, the Compensation Committee approved the performance peer group used for the 2026-2028 relative TSR PSU modifier. The 2026-2028 performance peer group is unchanged from 2025-2027.

Agreements with Named Executive Officers

We believe that a strong and experienced management team is essential to serving the best interests of the Company and our shareholders. Accordingly, we have entered into employment agreements and/or offer letters with certain of our Named Executive Officers, which are intended to provide appropriate employment protections in connection with significant corporate transactions. A description of these agreements and offer letters is included in the section below titled "Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2025 Fiscal Year — Employment Agreements and Offer Letters." A more complete description of the Company's obligations under these agreements in the event of a termination of employment or a change in control is provided in the section below titled "Potential Payments Upon Termination or a Change in Control."

Policies and Considerations

Risk Assessment

The Compensation Committee oversees the design and implementation of the Company's compensation and benefits programs and monitors the incentives created by those programs to determine whether they encourage excessive risk-taking. In performing this oversight, the Committee considers the relationship between the Company's risk management practices and its compensation policies and evaluates whether the structure of those programs appropriately balances risk and reward.

Based on this review, the Compensation Committee concluded that the Company's compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. The Company's compensation structure mitigates risk by combining performance-based and long-term compensation elements with payouts that are closely aligned with shareholder value. In addition, the use of multiple performance measures for annual incentives, equity-based compensation with multi-year vesting, and share ownership and retention guidelines for Named Executive Officers encourage both short-term performance and long-term value creation.

Executive Stock Ownership Guidelines

We maintain stock ownership guidelines for our Chief Executive Officer, Chief Financial Officer, other executive officers, executive vice presidents and non-employee directors. These guidelines establish target levels of Company stock ownership intended to align the interests of our leadership and directors with those of our shareholders. The following equity holdings count toward satisfaction of these ownership guidelines: (1) shares owned directly, (2) vested shares held in a 401(k) account, (3) shares beneficially owned through a family trust or by a spouse and/or minor children, (4) unvested restricted stock or RSUs (net of taxes), (5) unvested deferred stock units and (6) shares obtained through stock option exercises. Unvested PSUs and unexercised stock options do not count toward compliance with the stock ownership guidelines.

The stock ownership guidelines requirements are as follows:

- 5x annual base salary for our Chief Executive Officer;
- 2x annual base salary for our Chief Financial Officer and other executive officers and executive vice presidents; and
- 5x annual cash retainer for our non-employee directors.

In addition to the above, a 50% retention requirement of net after-tax shares is required to be held as long as the covered individual's requirement is not yet achieved.

Insider Trading Policy

We have adopted an Insider Trading Policy that applies to all of our directors, officers and employees, as well as employees of our subsidiaries. The policy governs transactions in the Company's securities, including common stock, options to purchase common stock and other securities issued by the Company, as well as certain derivative securities relating to the Company's securities. Under the policy, individuals who are aware of material nonpublic information about the Company may not directly or indirectly trade in the Company's securities, recommend that others trade in such securities or disclose such information to others. We believe our Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and Nasdaq listing standards, and includes provisions designed to prevent trading while in possession of material nonpublic information. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Hedging and Pledging Policy

Our Insider Trading Policy prohibits our Named Executive Officers from engaging in any hedging transactions. Further, this policy prohibits our Named Executive Officers from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Clawback Policy

The Compensation Committee has adopted a Clawback and Recoupment Policy (the "Clawback Policy") that complies with Nasdaq's clawback listing standards, Section 10D of the Exchange Act and the rules promulgated thereunder. Under the Clawback Policy, if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, the Company will recover from covered executives any excess incentive-based compensation received during the three completed fiscal years preceding the date on which the Company is required to prepare the restatement.

Covered executives include the Company's current and former executive officers, as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act and the Nasdaq listing standards, as well as any other senior executives or employees the Compensation Committee determines should be subject to the policy.

Incentive-based compensation subject to recovery includes compensation granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. The amount subject to recovery represents the excess of the incentive-based compensation received based on the erroneous financial information over the amount that would have been received based on the restated results, determined without regard to any taxes paid. The Clawback Policy applies to incentive-based compensation received on or after the effective date of Nasdaq Listing Rule 5608.

Timing of Equity Awards

We do not maintain a policy or practice regarding the timing of grants of stock options or stock appreciation rights because we do not currently grant these types of awards under our long-term incentive program. Instead, we grant RSUs and PSUs. While we do not maintain a formal policy governing the timing of RSU or PSU grants, annual equity awards to our Named Executive Officers and other eligible employees are generally granted at the Compensation Committee's regularly scheduled meeting in February of each year, which is scheduled well in advance. Outside of the annual equity award cycle, equity awards may be granted at other times during the year, such as in connection with new hires, promotions, retention arrangements or other appropriate circumstances.

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), disallows a corporate tax deduction for certain "excess parachute payments" made to executive officers in connection with a change in control. In addition, Section 4999 of the Code imposes a 20% excise tax on individuals who receive such excess parachute payments. Parachute payments generally include compensation triggered by a change in control, such as bonus payments, severance payments, certain fringe benefits and the acceleration of vesting of equity-based compensation.

In approving compensation arrangements for our Named Executive Officers, the Board considers all elements of the cost of providing such compensation, including the potential impact of Sections 280G and 4999 of the Code. However, the Board may approve arrangements that could result in nondeductibility under Section 280G or the imposition of excise taxes under Section 4999 if it determines that such arrangements are appropriate to attract and retain executive talent. We do not provide excise tax gross-ups to our executive officers and do not intend to do so in the future.

Section 162(m) Compliance

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. The Compensation Committee considers the impact of Section 162(m) when making compensation decisions.

Section 409A Considerations

Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), governs certain aspects of non-qualified deferred compensation arrangements, including restrictions on the timing of deferrals and distributions. We intend to operate our compensation arrangements that are subject to Section 409A in compliance with the applicable requirements and will review and amend those arrangements as necessary to maintain such compliance.

Accounting for Stock-Based Compensation

We account for equity-based compensation awards in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). Under ASC 718, companies are required to determine the grant-date fair value of equity awards using specified assumptions and recognize the associated compensation expense over the period during which the employee is required to provide service in exchange for the award. Future grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive plans will continue to be accounted for under ASC 718. The Compensation Committee considers the accounting implications of significant compensation decisions when designing and approving compensation programs, particularly with respect to equity-based awards. As accounting standards evolve, we may revise certain compensation programs to ensure that the accounting treatment of our equity awards remains aligned with our overall executive compensation philosophy and objectives.

Shareholder Say-on-Pay and Say-on-Pay Frequency Votes

At our 2025 annual meeting of shareholders, we held our third advisory vote on the compensation of our Named Executive Officers (the "say-on-pay" vote), and approximately 61% of the votes cast supported the compensation of our Named Executive Officers. The Compensation Committee reviewed and considered the results of this vote, together with insights from ongoing shareholder engagement, when evaluating executive compensation for fiscal year 2025.

At our 2023 annual meeting of shareholders, we also held our first advisory vote on the frequency of future say-on-pay votes (the "say-on-frequency" vote). Based on the results of that vote, the Company conducts say-on-pay votes on an annual basis. The Compensation Committee will continue to consider the outcome of say-on-pay and say-on-frequency votes when making compensation decisions for our Named Executive Officers.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the compensation discussion and analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the compensation discussion and analysis be included in this Proxy Statement.

Members of the Compensation Committee include:

- Lori Sundberg, Committee Chair;
- Brad Forth, Chair of the Board; and
- Robert Julian

EXECUTIVE COMPENSATION TABLES

2025 Fiscal Year Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2025, 2024, and 2023, earned by, awarded to or paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Brandon Moss Chief Executive Officer	2025	$ 791,666	—	$ 4,400,002	—	$ 699,200	$ 70,350	$ 5,961,218
	2024	$ 752,708	$250,000	$ 6,600,000	—	$ 453,149	$ 52,609	$ 8,108,466
	2023	$ 332,292	$250,000	$ 4,400,045	—	$ 560,743	$ 16,950	5,560,030
Dominic Bardos Chief Financial Officer	2025	$ 494,791	—	$ 1,374,999	—	$ 268,486	$ 67,615	$ 2,205,891
	2024	$ 475,000	—	$ 2,267,012	—	$ 186,497	$ 21,821	$ 2,950,330
	2023	$ 452,933	—	$ 1,771,393	—	$ 573,243	$ 13,016	$ 2,810,585
Jeffery Tolnar President	2025	$440,000	—	$ 1,200,000	—	$ 259,380	$ 17,140	$ 1,916,520
	2024	$ 434,791	—	$ 1,400,021	—	$ 154,405	$ 16,691	$2,005,908
	2023	$490,000	$ 90,000	$ 1,026,912	—	$ 597,188	$ 13,200	$ 2,217,300
Bobbie L. King Jr.[6], Chief Legal Officer & Corporate Secretary	2025	$ 216,667	—	$ 800,007	—	$ 176,640	$ 16,742	$ 1,210,056
	2024	—	—	—	—	—	—	—
	2023	—	—	—	—	—	—	—
Inez Lund[7] Former Chief Accounting Officer	2025	$ 128,385	—	$ 249,999	—	—	$ 8,628	$ 387,012
	2024	$ 293,610	—	$ 305,029	—	$ 76,350	$ 28,207	$ 703,196
	2023	—	—	—	—	—	—	—

[1] Amounts in this column reflect the base salary earned by each Named Executive Officer in the applicable fiscal year.

[2] For Mr. Moss, this amount reflects a cash payment equal to $250,000, which was paid to him on the one-year anniversary of his employment start date and is subject to a one-year clawback if Mr. Moss is terminated by the Company for "cause" or resigns without "good reason." This cash payment was part of Mr. Moss's new hire package, and is described in the section entitled "At Hire Replacement of Prior Employer Awards" above.

[3] Amounts in this column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of awards of RSUs and PSUs that were granted to certain of our Named Executive Officers in the applicable fiscal year. The assumptions on which these valuations are based are set forth in Note 11 to the audited financial statements included in the Company's annual report on Form 10-K filed with the SEC on February 24, 2026. The awards of PSUs can ultimately vest from 0% to 200%, and the amounts reported in this column in respect of such PSU awards reflect the Company's determination of the probable outcome of the performance vesting conditions at the grant date, which was $2,200,000 for Mr. Moss, $687,500 for Mr. Bardos, $600,000 for Mr. Tolnar, $125,000 for Ms. Lund and $300,000 for Mr. King. Assuming maximum performance of 200% for the PSUs awards (i.e., achievement of Stretch performance), the grant date fair value included in this column for such PSUs would be $4,400,000 for Mr. Moss, $1,375,000 for Mr. Bardos, $1,200,000 for Mr. Tolnar, $250,000 for Ms. Lund and $500,000 for Mr. King. See the "2025 Fiscal Year Grants of Plan-Based Awards" and "Outstanding Equity Awards at 2025 Fiscal Year End" tables below for further details on these grants.

[4] Amounts in this column reflect, for the 2025 Fiscal Year, annual performance bonuses earned by certain of our Named Executive Officers under the 2025 Fiscal Year AIP and paid in the subsequent fiscal year. See the "Compensation Discussion and Analysis—2025 Fiscal Year AIP Annual Awards" section above and the "2025 Fiscal Year Grants of Plan-Based Awards" table below for further details on these bonuses.

(5) Amounts in this column reflect, for the 2025 Fiscal Year, (i) in the case of Mr. Moss, $55,000 in commuting expenses between his residence in Georgia and one of the Company's offices, $14,000 as an employer match to 401(k) contributions, and $1,350 paid for group term life insurance; (ii) in the case of Mr. Bardos, $50,000 in commuting expenses between his residence in western Tennessee and one of the Company's offices, $14,000 as an employer match to 401(k) contributions, $3,564 in group term life insurance, and $51 in gifts; (iii) in the case of Mr. Tolnar, $14,000 as an employer match to 401(k) contributions, $3,089 in group term life insurance, and $51 in gifts; (iv) in the case of Ms. Lund: $7,721 as an employer match to 401(k) contributions and $907.5 in group term life insurance; and (v) in the case of Mr. King, $16,446 in commuting expenses between his residence in Maryland, 245 in group term life insurance and $51 in gifts.

(6) Mr. King was appointed as the Company's Chief Legal Officer and Corporate Secretary, effective as of June 16, 2025.

(7) Ms. Lund resigned from the Company effective May 16, 2025.

2025 Fiscal Year Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2025 with respect to our Named Executive Officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Brandon Moss Chief Executive Officer	—	480,000	960,000	1,920,000	—	—	—	—	—
	February 20, 2025	—	—	—	239,652	479,303	958,606	—	2,200,001
	February 20, 2025	—	—	—	—	—	—	479,303	2,200,001
Dominic Bardos Chief Financial Officer	—	187,500	375,000	750,000					
	February 20, 2025	—	—	—	74,891	149,782	299,564	—	687,499
	February 20, 2025	—	—	—	—	—	—	149,782	687,499
Jeffery Tolnar President	—	165,000	330,000	660,000	—	—	—	—	—
	February 20, 2025	—	—	—	65,360	130,719	261,438	—	600,000
	February 20, 2025	—	—	—	—	—	—	130,719	600,000
Bobbie L. King Jr. Chief Legal Officer & Corporate Secretary	—	65,096	130,192	260,384	—	—	—	—	—
	June 16, 2025	—	—	—	28,090	56,180	112,360	—	300,001
	June 16, 2025	—	—	—	—	—	—	56,180	300,001
	June 16, 2025	—	—	—	—	—	—	37,454	200,004
Inez Lund Former Chief Accounting Officer	—	81,250	162,500	325,000	—	—	—	—	—
	February 20, 2025	—	—	—	13,617	27,233	54,466	—	124,999
	February 20, 2025	—	—	—	—	—	—	27,233	124,999

(1) Amounts in this column reflect the annual performance bonus opportunities for our Named Executive Officers under the AIP as of the 2025 Fiscal Year. See the "Compensation Discussion and Analysis—2025 Fiscal Year AIP Annual Awards" section above for more information.

(2) Amounts in this column reflect awards of PSUs granted to our Named Executive Officers under the LTIP in the 2025 Fiscal Year.

(3) Amounts in this column reflect awards of RSUs granted to our Named Executive Officers under the LTIP in the 2025 Fiscal Year, as part of our LTI program, on February 20, 2025 or June 16, 2025 in the case of Mr. King.

(4) Amounts in this column reflect the fair value of the applicable awards of RSUs and PSUs, computed in accordance with FASB ASC Topic 718.

Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2025 Fiscal Year

Employment Agreements and Offer Letters

Brandon Moss Offer Letter

In June 2023, we entered into an offer letter with Mr. Moss memorializing his base salary, target bonus opportunity, paid vacation, reimbursement of reasonable business expenses, payment of relocation expenses, severance benefits and eligibility to participate in the LTIP and in the Company's benefit plans generally.

In addition, the offer letter provided that until the earlier of December 31, 2025 or Mr. Moss's relocation date, the Company will reimburse him for the following commuting expenses: transportation expenses incurred as a result of his travel between his residence in Georgia and a Company office, and temporary lodging expenses while working in one of those offices. The Board, in the exercise of its business judgment, subsequently agreed to waive the relocation requirement of Mr. Moss' offer letter. Accordingly, no relocation reimbursement payment was issued.

Pursuant to his offer letter, Mr. Moss was entitled to a replacement award. He received a grant of RSUs on July 17, 2023 valued at approximately $1,100,000, which vested on July 17, 2024, the one-year anniversary of the grant date. Both of these awards were intended to reimburse him for forfeited cash and equity awards previously granted to him by his former employer.

The offer letter provides that Mr. Moss will participate in the Shoals Technologies Group, Inc. Executive Severance Plan (the "Severance Plan"), which provides for certain severance benefits upon a resignation by Mr. Moss for "good reason" or upon a termination by the Company without "cause". See the section titled "*Potential Payments Upon Termination or a Change in Control*" below for further details regarding the severance benefits that he is eligible to receive under the Severance Plan. The offer letter also provides that if the Severance Plan is terminated or amended by the Company in a way that reduces or otherwise adversely affects Mr. Moss's rights thereunder, then he will continue to have the same rights under the offer letter with respect to the Severance Plan, as though it had not been terminated or amended.

In addition, Mr. Moss is bound by perpetual confidentiality and non-disparagement covenants as well as twenty-four month post-termination non-competition and non-solicitation provisions under the Severance Plan.

Dominic Bardos Employment Agreement

In August 2022, we entered into an employment agreement with Mr. Bardos memorializing his base salary, target bonus opportunity, paid vacation, reimbursement of reasonable business expenses, severance benefits and eligibility to participate in the LTIP and in the Company's benefit plans generally.

The employment agreement for Mr. Bardos includes a "best-net" cutback provision that provides that, in the event any payments or benefits provided under the agreement or any other arrangement with the Company or its affiliates constitute "parachute payments" within the meaning of Section 280G of the Code, then such payments and/or benefits will either be (i) provided to Mr. Bardos in full or (ii) reduced to the extent necessary to avoid the excise tax imposed by Section 4999 of the Code, whichever results in Mr. Bardos receiving a greater amount on an after-tax basis.

Mr. Bardos' employment agreement provides for certain severance benefits upon a resignation by Mr. Bardos for "good reason" or upon a termination by the Company without "cause." See the section titled "*Potential Payments Upon Termination or a Change in Control*" below for further details regarding the severance benefits that he is eligible to receive.

Mr. Bardos' employment agreement includes a perpetual confidentiality and intellectual property assignment covenants. In addition, his employment agreement prohibits Mr. Bardos from, during the term of employment and for a period of twenty-four months thereafter, (i) soliciting customers and employees of the Company and its affiliates and (ii) competing against the Company and its affiliates within certain geographical areas.

Jeffery Tolnar Offer Letter

In December 2022, we entered into an offer letter with Mr. Tolnar in connection with his appointment as the President of the Company, which superseded his earlier March 2021 offer letter. The 2022 offer letter memorialized his updated compensation based on his appointment as President, including base salary, target bonus opportunity, paid vacation, severance benefits and eligibility to participate in the LTIP and in the Company's benefit plans generally.

Mr. Tolnar's December 2022 offer letter also includes a perpetual confidentiality covenant, as well as non-competition and non-solicitation of customers or employees covenants that apply during his employment and for a period of one year thereafter.

The December 2022 offer letter for Mr. Tolnar provides for limited severance benefits upon a termination by the Company without "cause," to be superseded by the Severance Plan, once it was implemented. See the section titled "*Potential Payments Upon Termination or a Change in Control*" below for further details regarding the severance benefits that he is eligible to receive.

Bobbie King Offer Letter

In June 2025, we entered into an offer letter with Mr. King in connection with his appointment as the Chief Legal Officer and Corporate Secretary of the Company. This offer letter memorialized his compensation based on his appointment as Chief Legal Officer and Corporate Secretary, including base salary, target bonus opportunity, paid vacation, severance benefits and eligibility to participate in the LTIP and in the Company's benefit plans generally. Mr. King's offer letter also includes a perpetual confidentiality covenant, as well as non-competition and non-solicitation of customers or employees covenants that apply during his employment and for a period of one year thereafter.

The offer letter provides that Mr. King will participate in the Severance Plan, which provides for certain severance benefits upon a resignation by Mr. King for "good reason" or upon a termination by the Company without "cause." See the section titled "Potential Payments Upon Termination or a Change in Control" below for further details regarding the severance benefits that he is eligible to receive.

Inez Lund Offer Letter

In March 2024, we entered into an offer letter with Ms. Lund in connection with her appointment as the Chief Accounting Officer of the Company. This offer letter memorialized her updated compensation based on her appointment as Chief Accounting Officer, including base salary, target bonus opportunity, paid vacation, severance benefits and eligibility to participate in the LTIP and in the Company's benefit plans generally.

The offer letter provided that Ms. Lund will participate in the Severance Plan, which provides for certain severance benefits upon a resignation by Ms. Lund for "good reason" or upon a termination by the Company without "cause". See the section titled "Potential Payments Upon Termination or a Change in Control" below for further details regarding the severance benefits that she was eligible to receive. On May 2, 2025, Ms. Lund informed the Company of her resignation, effective May 16, 2025. She was not entitled to any severance upon her resignation.

Ms. Lund's offer letter included a perpetual confidentiality and intellectual property assignment covenants. In addition, Ms. Lund's offer letter prohibited her from, during the term of employment and for a period of twenty-four months thereafter, (i) soliciting customers and employees of the Company and its affiliates and (ii) competing against the Company and its affiliates within certain geographical areas.

Short-Term Incentive Compensation

Named Executive Officers had the opportunity to earn an award under our AIP in 2025. Goals were initially set in February 2025 and subsequently revised, as described in the section titled "*2025 Fiscal Year AIP Annual Awards*" above.

Long-Term Equity Compensation

In February 2025, the Compensation Committee granted RSUs and PSUs to our Named Executive Officers under the LTIP.

Each such award of RSUs vests in substantially equal installments on each of the first three anniversaries of the applicable vesting commencement date, generally subject to continued employment through the applicable vesting date.

Each such award of PSUs vests (i) fifty percent (50%) based on the Company's Net Revenue Growth CAGR targets measured as of the last day of the three-year performance period ending on December 31, 2027 and (ii) fifty percent (50%) based on the Company's Cumulative Adjusted Diluted EPS during the same performance period, in each case, subject generally to continued employment through the date the Compensation Committee certifies achievement of the performance criteria following the end of such performance period. In addition, the portion of the PSUs that vest based on the Company's Net Revenue Growth CAGR target are subject to a modifier, based on the Company's Net Revenue Growth CAGR performance relative to a peer group. For more information on these grants, see the section titled "2025 Long-Term Incentive Equity Compensation" above.

One-Time Retention Equity Awards

In the summer of 2024, the Compensation Committee granted Retention Equity Awards to our Named Executive Officers. The Retention Equity Awards were granted in the form of RSUs that vest as to two-thirds on the second anniversary of the grant date, and one-third on the third anniversary of the grant date, subject generally to continued employment with the Company through each applicable vesting date. For more information on these grants, see the section titled "One-Time Retention Equity Awards" above.

See the "*Outstanding Equity Awards at Fiscal Year End*" table below and the "*Potential Payments Upon Termination or a Change in Control*" section below for further details on the grants of RSUs and PSUs to our Named Executive Officers.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards of our Named Executive Officers as of December 31, 2025 with respect to the named executive officer.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Brandon Moss	July 17, 2023 [3]	20,591	$ 175,024	—	—
	February 27, 2024 [4]	95,300	$ 810,050	—	—
	February 27, 2024 [5]	—	—	71,475	$ 607,538
	August 1, 2024 [6]	353,130	$ 3,001,605	—	—
	February 20, 2025 [9]	479,303	$ 4,074,076	—	—
	February 20, 2025 [8]	—	—	958,606	$ 8,148,151
Dominic Bardos	February 27, 2024 [4]	33,940	$ 288,490	—	—
	February 27, 2024 [5]	—	—	25,455	$ 216,368
	July 8, 2024 [10]	115,132	$ 978,622	—	—
	February 20, 2025 [9]	149,782	$ 1,273,147	—	—
	February 20, 2025 [8]	—	—	299,564	$ 2,546,294
Jeffery Tolnar	February 27, 2024 [4]	25,991	$ 220,924	—	—
	February 27, 2024 [5]	—	—	19,494	$ 165,695
	July 8, 2024 [10]	32,895	$ 279,608	—	—
	February 20, 2025 [9]	130,719	$ 1,111,112	—	—
	February 20, 2025 [8]	—	—	261,438	$ 2,222,223
Bobbie L. King Jr.	June 16, 2025 [7]	56,180	$ 477,530	—	—
	June 16, 2025 [7]	—	—	112,360	$ 955,060
	June 16, 2025 [7]	37,454	$ 318,359	—	—
Inez Lund[11]	—	—	—	—	—

[1] The treatment of these awards upon certain termination and change in control events is described in the "*Potential Payments Upon Termination or a Change in Control*" section below.

[2] The values in these columns are calculated based on the closing price of the Company's Class A common stock on December 31, 2025, the last trading day of the 2025 Fiscal Year, which was $8.50.

[3] On July 17, 2023, in connection with his commencement of employment, Mr. Moss was granted an award of 61,775 RSUs, two-thirds of which vested on the first and second anniversary of the grant date, with the remaining one-third vesting on the third anniversaries of the grant date, subject to continued employment through the applicable vesting date.

[4] Mr. Moss, Mr. Bardos, and Mr. Tolnar were each granted an award of RSUs on February 27, 2024. Each such award vests in substantially equal installments on each of the first three anniversaries of March 4, 2024, subject to continued employment through the applicable vesting date.

[5] Mr. Moss, Mr. Bardos, and Mr. Tolnar were each granted an award of PSUs on February 27, 2024. Each such award vests after a three year performance period ending on December 31, 2026, subject to continued employment through the date the Compensation Committee certifies achievement of the following criteria: (i) fifty percent (50%) based on Net Revenue Growth CAGR targets, which will then be modified based upon Net Revenue Growth CAGR relative to the Company's compensation peer group and (ii) the remaining fifty percent (50%) based upon Cumulative Adjusted Diluted EPS targets. Such award of PSUs can ultimately vest from 0% to 200% of target. The value of such awards of PSUs are shown in the table based on achieving threshold performance.

(6) On August 1, 2024, Mr. Moss was granted an award of RSUs vesting two-thirds on August 13, 2026, and one-third on August 13, 2027, subject to continued employment through the applicable vesting date.

(7) On June 16, 2025, in connection with his commencement of employment, Mr. King was granted the following equity awards: (i) an award of 56,180 RSUs which vests in substantially equal installments on each of the first three anniversaries of June 13, 2025, subject to continued employment through the applicable vesting date, (ii) an award of 37,454 RSUs which vests in equal installments on each of the first two anniversaries of June 13, 2025, subject to continued employment through the applicable vesting date; and (iii) an award of 56,180 PSUs. Such award vests after a three-year performance period ending on December 31, 2027, subject to continued employment through the date which the Compensation Committee certifies achievement of award. The award is based on achievement of Net Revenue Growth CAGR targets and Adjusted Diluted EPS targets on a year-by-year basis. Such awards can be modified based on a Total Shareholder Return relative to the share price of the Company's compensation peer group. Such award can ultimately vest from 0% to 200% of target. The value of such award of PSUs is shown in the table based on achievement of stretch performance.

(8) On February 20, 2025, Mr. Moss, Mr. Bardos, and Mr. Tolnar were each granted an award of PSUs. Such awards vests after a three-year performance period ending on December 31, 2027, subject to continued employment through the date which the Compensation Committee certifies achievement of award. The award is based on achievement of Net Revenue Growth CAGR targets and Adjusted Diluted EPS targets on a year-by-year basis. Such awards can be modified based on a Total Shareholder Return relative to the share price of the Company's compensation peer group. Such awards can ultimately vest from 0% to 200% of target. The value of such award of PSUs is shown in the table based on achievement of stretch performance.

(9) Mr. Moss, Mr. Bardos, and Mr. Tolnar were each granted an award of RSUs on February 20, 2025. Each such award vests in substantially equal installments on each of the first three anniversaries of March 4, 2025, subject to continued employment through the applicable vesting date.

(10) On July 8, 2024, Mr. Bardos, Mr. Tolnar, and Ms. Lund were granted awards of RSUs vesting two-thirds on June 1, 2026, and one-third on June 1, 2027, subject to continued employment through the applicable vesting date.

(11) Ms. Lund resigned from the Company effective May 16, 2025. As a result, all of her outstanding equity awards were forfeited, and no awards were outstanding as of December 31, 2025.

Stock Awards Vested in the 2025 Fiscal Year

The following table sets forth certain information with respect to the vesting of stock awards during the fiscal year ended December 31, 2025 with respect to our Named Executive Officers.

Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Brandon Moss	68,242	$ 260,324
Dominic Bardos	40,511	$ 213,394
Jeffery Tolnar	41,170	$ 166,561
Bobbie L. King Jr.	—	$ —
Inez Lund	6,517	$ 18,778

(1) Represents the gross number of shares acquired by the applicable Named Executive Officer during the 2025 Fiscal Year upon the vesting of RSU awards, without reduction for any shares withheld to satisfy applicable tax obligations.

(2) Represents the value of the shares acquired by the applicable Named Executive Officer during the 2025 Fiscal Year upon the vesting of RSU awards, calculated based upon the share price on the date of vesting.

Pension Benefits

Our Named Executive Officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. The Board or Compensation Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our Named Executive Officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. The Board or Compensation Committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or a Change in Control

Severance Benefits

Brandon Moss, Dominic Bardos, Jeffery Tolnar and Bobbie King

Messrs. Moss, Bardos, Tolnar and King are eligible for benefits under the Company's Severance Plan upon a termination of employment without "cause" or resignation for "good reason" (as defined in the Severance Plan or, in the case of Mr. Bardos, in his employment agreement).

Upon a termination without cause or resignation for good reason, participants in the Severance Plan will generally be eligible to receive, subject to the execution and non-revocation of a release of claims and continued compliance with restrictive covenants, the following severance payments and benefits:

- a cash severance payment equal to 12 months of the participant's base salary (or 24 months for the Chief Executive Officer), payable in substantially equal installments over the 12-month period following the date of termination (or the 24-month period for the Chief Executive Officer); and

- during the portion of the participant's severance period that the participant is eligible for and timely elects continued coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), the Company will, at its option, pay or reimburse the participant for the difference between the amount paid to continue coverage and the employee contribution amount (the "COBRA Benefits").

Upon a termination without cause or resignation for good reason within 24 months following a change in control, participants in the Severance Plan will be eligible to receive, subject to the execution and non-revocation of a release of claims and continued compliance with restrictive covenants, the following severance payments and benefits:

- a cash severance payment equal to the sum of (i) 12 months of the participant's base salary plus (ii) the participant's target annual bonus for the year that includes the date of termination (or, for the Chief Executive Officer, the sum of (x) 24 months of the Chief Executive Officer's base salary plus (y) two times the Chief Executive Officer's target annual bonus for the year that includes the date of termination), payable in substantially equal installments over the 12 month period following the date of termination (or the 24 month period for the Chief Executive Officer); and

- the COBRA Benefits.

Upon a participant's termination of employment for any reason, all outstanding equity awards held by the participant will be treated in accordance with the applicable award agreements and the LTIP. Further, in the event a participant is covered by an employment agreement that may duplicate the severance payments and benefits described above, the Compensation Committee will reduce or eliminate the duplicative benefits provided for under the Severance Plan.

The Severance Plan provides that participants in the plan will generally be subject to an indefinite confidentiality and non-disparagement covenants, as well as twelve-month post-termination non-competition and non-solicitation provisions (twenty-four months for the CEO).

Under the Severance Plan, "cause" generally means, unless otherwise provided in the executive's employment agreement or other similar agreement, the executive's (i) commission of, indictment for, or plea of guilty or no contest to, a felony (or state law equivalent) or a crime involving dishonesty or moral turpitude or the commission of any other act involving willful malfeasance or breach of fiduciary duty with respect to the Company or its affiliates; (ii) substantial and repeated failure to perform duties or to follow any lawful directive from the Company or its affiliates; (ii) conduct that brings or is reasonably likely to bring the Company or its affiliates negative publicity or into public disgrace, embarrassment, or disrepute; (iv) fraud, theft, embezzlement, gross negligence or willful misconduct with respect to the Company its affiliates; (v) violation of the Company's or its affiliate's written policies or codes of conduct, including written policies related to discrimination, harassment, retaliation, performance of illegal or unethical activities, or ethical misconduct; or (vi) breach of any agreement with the Company or any of its affiliates, including, without limitation, any non-competition, non-solicitation, no-hire, or confidentiality covenants.

"Good reason" generally means, subject to certain notice and cure conditions, unless otherwise defined in the executive's employment agreement or other similar agreement, (i) a material diminution in the executive's base salary or authority, duties and responsibilities with the Company or its subsidiaries (excluding the removal of the executive for any reason from the board of directors of the Company or its affiliates) or (ii) a relocation of the executive's principal place of employment by more than 50 miles. The definition of "good reason" in Mr. Moss's offer letter is substantially similar to the definition under the Severance Plan, except that a material breach by the Company of Mr. Moss's offer letter would also be grounds for good reason.

Mr. Bardos' employment agreement generally provides that "cause" means (i) Mr. Bardos' material breach of the employment agreement or any other agreement with the Company or its affiliates, (ii) Mr. Bardos' breach of any policy or code of conduct established by the Company or its affiliates, (iii) Mr. Bardos' violation of any law applicable to the workplace or the Company or its affiliates (including any law regarding anti-discrimination, anti-harassment or anti-retaliation), (iv) Mr. Bardos' gross negligence, willful misconduct, breach of fiduciary duty, fraud, theft or embezzlement that has or could reasonably be expected to have an adverse effect on the Company or its affiliates, (v) the commission by Mr. Bardos of, or conviction or indictment of Mr. Bardos for, or plea of nolo contendere by Mr. Bardos to, any felony or any crime involving moral turpitude, or (vi) Mr. Bardos' willful failure or refusal to perform Mr. Bardos' duties or to follow any lawful directive from the Company or the board of directors, subject to a 30-day cure right, if curable.

Mr. Bardos' employment agreement generally provides that "good reason" means, subject to certain notice and cure conditions, (i) a material diminution in Mr. Bardos' base salary or authority, duties and responsibilities, or (ii) the relocation of Mr. Bardos' principal place of employment by more than 50 miles.

Inez Lund

During Ms. Lund's employment, if the Company had terminated her employment without cause or if Ms. Lund had resigned for good reason, she would have been entitled to receive (i) base salary continuation payments and (ii) payment or reimbursement of a portion of continuation coverage premiums under the Company's group health plans pursuant to COBRA, in each case, for 12 months. On May 2, 2025, Ms. Lund informed the Company of her resignation, effective May 6, 2025. Due to her voluntary resignation, Ms. Lund did not receive any severance payments or benefits under her employment agreement or the Severance Plan in connection with her resignation.

Equity Awards

Upon the applicable executive's termination of service, any unvested RSUs or PSUs are automatically forfeited. However, notwithstanding the foregoing:

- If such executive is terminated due to death or "disability" (as defined in the LTIP), (i) 100% of the RSUs will accelerate and vest, and (ii) a prorated portion of the unvested PSUs will accelerate and vest, based on target performance, calculated based on the number of days the applicable executive was employed by the Company or an affiliate during the applicable performance period, and all then-unvested PSUs will be automatically forfeited.

- If such executive is terminated by the Company without "cause" (as defined in the LTIP), (i) the portion of the RSUs that would have vested on the first vesting date following such termination will vest, and all then-unvested RSUs will be automatically forfeited, and (ii) a prorated portion of the unvested PSUs will accelerate and vest, based on actual performance at the end of the performance period, calculated based on the number of days the applicable executive was employed by the Company or an affiliate during the applicable performance period, and all then-unvested PSUs will be automatically forfeited.

- In the event of a "change in control" (as defined in the LTIP), (i) to the extent the RSUs are not assumed by the surviving entity in connection with such change in control, 100% of the RSUs will accelerate and fully vest, or (ii) to the extent the RSUs are assumed by the surviving entity in connection with such change in control, upon the applicable executive's termination without cause or resignation for "good reason" (as defined in the applicable award agreement) within the 24-month period following the change in control, 100% of the RSUs will accelerate and fully vest.

- In the event of a "change in control" (as defined in the LTIP), to the extent the PSUs are assumed by the surviving entity in connection with such change in control, upon the applicable executive's termination without cause or resignation for "good reason" (as defined in the applicable award agreement) within the 24-month period following the change in control, the PSUs will accelerate and vest, based on target performance, and all then-unvested PSUs will be automatically forfeited.

The following table provides information regarding potential payments to our Named Executive Officers as of December 31, 2025 in connection with certain termination or change in control events. Ms. Lund is not included in the table because she resigned on May 16, 2025 and was not entitled to any severance or equity acceleration upon her resignation.

Benefits and Payments Upon Termination[1]	Termination Due to Death or Disability	Termination by the Company Without Cause or by the Executive for Good Reason (a "Qualifying Termination") Not Within 24 Months Following Change in Control[2]	Qualifying Termination Within 24 Months Following Change in Control	Change in Control If No Assumption of Awards by Successor[3]
Brandon Moss				
Cash Severance Payments[4]	—	$ 1,600,000	$ 3,520,000	—
Accelerated Vesting of Equity Awards:[5]				
Unvested RSUs.	$ 8,060,754	$ 3,939,147	$ 8,060,754	$ 8,060,754
Unvested PSUs.	$ 2,168,075	$ 1,439,507	$ 5,289,151	—
COBRA Payments[6]	—	$ 38,116	$ 38,116	—
Dominic Bardos				
Cash Severance Payments[4]	—	$ 500,000	$ 875,000	—
Accelerated Vesting of Equity Awards:[5]				
Unvested RSUs.	$ 2,540,259	$ 1,221,042	$ 2,540,259	$ 2,540,259
Unvested PSUs.	$ 712,872	$ 449,845	$ 1,705,882	—
COBRA Payments[6]	—	$ 12,735	$ 12,735	—
Jeffery Tolnar				
Cash Severance Payments[4]	—	$ 440,000	$ 770,000	—
Accelerated Vesting of Equity Awards:[5]				
Unvested RSUs.	$ 1,611,643	$ 667,242	$ 1,611,643	$ 1,611,643
Unvested PSUs.	$ 591,297	$ 392,593	$ 1,442,501	—
COBRA Payments[6]	—	$ 12,735	$ 12,735	—
Bobbie King				
Cash Severance Payments[4]	—	$ 400,000	$ 640,000	—
Accelerated Vesting of Equity Awards:[5]				
Unvested RSUs.	$ 795,889	$ 318,359	$ 795,889	$ 795,889
Unvested PSUs.	$ 159,177	$ 168,727	$ 477,530	—
COBRA Payments[6]	—	$ 6,411	$ 6,411	—

[1] Information in this table assumes a termination or change in control date, as applicable, of December 31, 2025 and a price per share of our Class A common stock of $8.50 (the closing price of the Company's Class A common stock on December 31, 2025, the last trading day of the 2025 Fiscal Year).

[2] The accelerated equity award amounts reported in this column are only payable to the applicable Named Executive Officer in the event of a termination by the Company without cause, and are not payable in the event of a termination by such executive for good reason.

(3) Amounts included in this column assume that RSUs are not assumed in a Change in Control. If these equity awards were assumed on a Change in Control, there would be no accelerated vesting, other than in the case of a qualified termination following the Change in Control (i.e. no single trigger vesting). The LTIP and PSU award agreements issued thereunder provide discretion to the Compensation Committee to determine the treatment of PSUs in the event of a Change in Control in which PSUs are not assumed; accordingly, the potential value of PSUs in this circumstance is unknown and no value is provided for such awards in this table.

(4) Represents the cash severance payments payable to the applicable Named Executive Officer (calculated based on the base salary in effect as of December 31, 2025) in accordance with the terms of the applicable agreement or plan.

(5) Represents the aggregate value of the accelerated vesting of the applicable Named Executive Officer's equity awards outstanding as of December 31, 2025, payable to the Named Executive Officer in accordance with the terms of the applicable agreement or plan.

(6) Represents the aggregate COBRA payments payable to the applicable Named Executive Officer in accordance with the terms of the applicable agreement or plan.

Equity Compensation Plan Information

The following table provides certain information with respect to all compensation plans under which our equity securities are authorized for issuance as of December 31, 2025.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of Securities remaining available for future issuance under equity compensation plans(3)
Equity compensation plans approved by security holders(1)	2,309,881	—	1,503,968
Equity compensation plans not approved by security holders	—	—	—
Total	2,309,881	—	1,503,968

(1) Refers to the LTIP.

(2) There were no outstanding stock options as of December 31, 2025.

(3) The number of shares authorized for issuance under the LTIP is subject to an automatic annual increase on January 1 of each calendar year during the term of the LTIP, equal to the lesser of (i) five percent of our outstanding common stock on the final day of the immediately preceding calendar year, and (ii) a smaller amount determined by the Board.

Chief Executive Officer Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, we are disclosing the pay ratio comparing the median of the annual total compensation of our employees other than Mr. Moss, our Chief Executive Officer as of December 31, 2025 (the date selected to identify the median employee, as further described below), and the annual total compensation of Mr. Moss. The pay ratio is calculated in a manner consistent with Item 402(u) of Regulation S-K.

For the 2025 Fiscal Year:

- The annual total compensation of the median employee identified at the median of all employees (other than Mr. Moss) was $67,671;

- The annual total compensation of Mr. Moss was $5,970,882; and

- The estimated ratio of the annual total compensation of Mr. Moss to the median annual total compensation of all other employees was approximately 88 to 1.

We selected December 31, 2025 as the date to determine the median employee. As of December 31, 2025, we had 1,290 employees globally, including 1,480 U.S. employees and four non-U.S. employees. In determining the identity of our median employee, we excluded our four non-U.S. employees, which in the aggregate represents less than 5% of our workforce. To identify the median employee we used federal taxable W-2 earnings, as determined from the Company's payroll records for the twelve-month period ended December 31, 2025. Federal taxable W-2 earnings consist of cash compensation (including base salary, hourly wages, overtime pay, and annual incentive compensation) and other taxable earnings. We annualized the compensation for any employees who commenced work in 2025 and were employed as of December 31, 2025.

In accordance with the rules set forth in Item 402(u) of Regulation S-K, we calculated the median employee's annual total compensation for 2025 in the same manner as the calculation of Mr. Moss's annual total compensation in the "Summary Compensation Table" above.

We believe that this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

The following table sets forth certain information with respect to the Company's financial performance and the compensation paid to our Named Executive Officers for the years ended on December 31, 2025, December 31, 2024, December 31, 2023, December 31, 2022 and December 31, 2021.

									Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO 1[(2)]	Compensation Actually Paid to PEO 1[(1)(2)]	Summary Compensation Table Total for PEO 2[(3)]	Compensation Actually Paid to PEO 2[(3)(1)]	Summary Compensation Table Total for PEO 3[(4)]	Compensation Actually Paid to PEO 3[(4)(1)(9)]	Average Summary Compensation Table Total for Non-PEO NEOs[(5)]	Average Compensation Actually Paid to Non-PEO NEOs[(5)(1)(9)]	Total Shareholder Return[(6)]	Peer Group Total Shareholder Return[(6)]	Net Income[(7)]	Adjusted EBITDA[(8)]
2025	—	—	—	—	$ 5,961,218	$ 11,229,750	$ 1,429,870	$ 2,248,658	$ 25.05	$ 45.28	$33,574,000	$ 99,523,000
2024	—	—	—	—	$ 8,108,466	$ 2,340,259	$ 1,810,537	$ (144,659)	$ 16.30	$ 30.73	$24,127,000	$99,084,000
2023	$ 4,477,834	$ 301,159	$ 2,217,300	$ 1,180,717	$ 5,560,030	$ 3,239,960	$ 2,512,152	$ 1,086,518	$ 45.80	$ 47.53	$39,974,000	$173,391,000
2022	$ 4,712,152	$ 8,885,983	—	—	—	—	$ 1,074,313	$ 1,160,674	$ 72.71	$ 64.56	$127,611,000	$92,989,000
2021	$ 3,684,742	$ 2,916,141	—	—	—	—	$ 1,847,832	$ 1,795,895	$ 71.62	$ 67.78	$ (327,000)	$ 62,857,000

(1) In calculating the "compensation actually paid" amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations was computed in accordance with FASB ASC Topic 718. The valuation assumptions used to calculate such fair values did not materially differ from those disclosed at the time of grant.

(2) The name of the Principal Executive Officer of the Company ("PEO") that is included as PEO 1 in these columns is Jason Whitaker. Mr. Whitaker served as Chief Executive Officer from January 2020 – March 15, 2023.

(3) The name of the PEO that is included as PEO 2 in these columns is Jeffery Tolnar. Mr. Tolnar served as interim Chief Executive Officer from March 15, 2023 – July 17, 2023.

(4) The name of the PEO that is included as PEO 3 in these columns is Brandon Moss. Mr. Moss began serving as our Chief Executive Officer effective July 17, 2023.

(5) The names of each of the non-PEO Named Executive Officers reflected in these columns for each applicable fiscal year are as follows: (i) for the 2024 Fiscal Year, Dominic Bardos, Jeffery Tolnar, Inez Lund, and Mehgan Peetz; (ii) for the 2023 Fiscal Year, Dominic Bardos and Mehgan Peetz; (iii) for the 2022 Fiscal Year, Dr. Philip Garton, Kevin Hubbard, Dominic Bardos, Mehgan Peetz and Jeffery Tolnar; and (iv) for the 2021 Fiscal Year, Mehgan Peetz and Jeffery Tolnar.

(6) The Company TSR and the Company's Peer Group TSR reflected in these columns for each applicable fiscal year is calculated based on a fixed investment of $100 at the applicable measurement point on the same cumulative basis as is used in Item 201(e) of Regulation S-K.

the peer group used to determine the Company's Peer Group TSR for each applicable fiscal year is the following published industry index, as disclosed in our 2025 Annual Report to shareholders pursuant to Item 201(e) of Regulation S-K: MAC Global Solar Energy Index (SUNIDX).

(7) Represents the amount of net income reflected in the Company's audited GAAP financial statements for each applicable period.

(8) We have selected Adjusted EBITDA as our "Company Selected Measure." We define Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) payable pursuant to the TRA adjustment, (vii) gain on termination of the TRA, (viii) equity-based compensation, (ix) acquisition-related expenses, (x) wire insulation shrinkback expenses, and (xi) wire insulation shrinkback litigation expenses. See Appendix A for reconciliation of net income to Adjusted EBITDA.

(9) For the 2025 Fiscal Year, the "compensation actually paid" to the PEO and the average "compensation actually paid" to the non-PEO Named Executive Officers reflect each of the following adjustments made to the total compensation amounts reported in the Summary Compensation Table for the 2025 Fiscal Year, computed in accordance with Item 402(v) of Regulation S-K:

	PEO 3	Average Non-PEO NEOs
Total Compensation Reported in 2025 Summary Compensation Table	$ 5,961,218	$ 1,429,870
Less, Grant Date Fair Value of Stock & Option Awards Reported in the 2025 Summary Compensation Table	(4,400,002)	(906,251)
Plus, Year-End Fair Value of Awards Granted in 2025 that are Outstanding and Unvested	8,392,596	1,553,411
Plus, Change in Fair Value of Awards Granted in Prior Years that are Outstanding and Unvested (From Prior Year-End to Year-End)	1,392,992	154,409
Plus, Vesting Date Fair Value of Awards Granted in 2025 that Vested in 2025	—	—
Plus, Change in Fair Value of Awards Granted in Prior Years that Vested in 2025 (From Prior Year-End to Vesting Date)	(117,054)	(14,505)
Less, Prior Year-End Fair Value of Awards Granted in Prior Years that Failed to Vest in 2025	—	31,724
Plus, Dollar Value of Dividends, Dividend Equivalents or other Earnings Paid on Stock & Option Awards in 2025 prior to Vesting (if not reflected in the fair value of such award or included in Total Compensation for that Year)	—	—
Total Adjustments	$ 5,268,532	$ 818,788
Compensation Actually Paid for the 2025 Fiscal Year	$ 11,229,750	$ 2,248,658

Pay versus Performance Comparative Disclosure

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following charts describing the relationships between the information presented in the table above.

Compensation Actually Paid and Company TSR



Compensation Actually Paid and Net Income



Compensation Actually Paid and Adjusted EBITDA



Company TSR and Peer Group TSR



Pay versus Performance Tabular List

The following are our most important performance measures used by us to link "compensation actually paid" to our Named Executive Officers to company performance for the 2025 Fiscal Year. The performance measures included are not ranked by relative importance.

Most Important Performance Measures

Adjusted EBITDA

Adjusted Free Cash Flow

Revenue Growth

Cumulative Adjusted Diluted Earnings Per Share

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Class A common stock as of March 10, 2026 by:

- each person or group known to us to beneficially own more than 5% of our common stock;
- each of our directors;
- each of our Named Executive Officers; and
- all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentages of beneficial ownership are based on an aggregate of 167,771,817 shares of Class A common stock outstanding as of March 10, 2026.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). Under these rules, a person is deemed to be the beneficial owner of securities if such person has or shares the power to vote or direct the voting of the securities, or to dispose of or direct the disposition of the securities, or has the right to acquire such powers within 60 days.

Shares of common stock subject to options or restricted stock units ("RSUs") that are exercisable or will vest within 60 days of March 10, 2026 are deemed outstanding and beneficially owned by the holder. However, these shares are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

Except as otherwise indicated in the footnotes to the table and subject to applicable community property laws, we believe each beneficial owner named in the table has sole voting and investment power with respect to the shares shown.

Unless otherwise indicated, the address of each beneficial owner listed in the table is:

c/o Shoals Technologies Group, Inc.
1500 Shoals Way
Portland, Tennessee 37148

Beneficial Ownership Table

Name of Beneficial Owner	Class A Common Stock Beneficially Owned	
	Number	% Voting Power
5% Shareholders:		
BlackRock Group	22,622,507	13.5%
T. Rowe Price Group	17,149,281	10.2%
Vanguard Group	13,611,289	8.1%
Named Executive Officers and Directors:		
Brandon Moss	93,807	❖
Dominic Bardos	113,434	❖
Jeffery Tolnar	54,854	❖
Bobbie L. King Jr.	—	❖
Ty Daul [1]	105,281	❖
Brad Forth [2]	563,990	❖
Robert Julian [3]	81,425	❖
Jeannette Mills [4]	81,425	❖
Lori Sundberg [5]	99,781	❖
Toni Volpe [6]	99,781	❖
Niharika Taskar Ramdev [7]	73,340	❖
All Named Executive Officers and Directors as a group (11 individuals)	**1,367,118**	

❖   *Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.*

[1] Includes 47,746 of shares that will vest within 60 days of March 6, 2026.
[2] Includes 74,271 of shares that will vest within 60 days of March 6, 2026.
[3] Includes 47,746 of shares that will vest within 60 days of March 6, 2026.
[4] Includes 47,746 of shares that will vest within 60 days of March 6, 2026.
[5] Includes 47,746 of shares that will vest within 60 days of March 6, 2026.
[6] Includes 47,746 of shares that will vest within 60 days of March 6, 2026.
[7] Includes 47,746 of shares that will vest within 60 days of March 6, 2026.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Party Transactions

The Company has adopted a written policy governing the review, approval and ratification of related party transactions. Under this policy, the Audit Committee is responsible for reviewing and approving such transactions.

In evaluating a related party transaction, the Audit Committee considers all relevant facts and circumstances it deems appropriate, including:

- whether the transaction is in the ordinary course of business;
- whether the transaction was initiated by the Company or the related party;
- the availability of alternative sources for comparable products or services;
- whether the terms are no less favorable to the Company than those available from an unrelated third party;
- the business purpose of, and potential benefits to, the Company;
- the approximate dollar value of the transaction, particularly as it relates to the related party;
- the related party's interest in the transaction; and
- any other information that would be material to investors under the circumstances.

The Audit Committee may approve only those transactions it determines, in good faith, to be in the best interests of the Company and its shareholders.

In addition, under the Company's Code of Ethics, directors, officers and employees must disclose any transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

Related Party Transactions

There were no related party transactions required to be disclosed since the beginning of fiscal 2025.

Limitation of Liability and Indemnification of Officers and Directors

The Company's Certificate of Incorporation and Bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the Delaware General Corporation Law and permit the Company to indemnify employees as authorized by the Board. This indemnification may include reimbursement of judgments, settlements, fines, penalties and reasonable expenses, including attorneys' fees, incurred in connection with legal proceedings arising from service to the Company, provided the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company.

These indemnification rights are not exclusive of any other rights to which an individual may be entitled and extend to the estates of deceased directors and officers. The Company has also entered into customary indemnification agreements with its directors and executive officers that provide contractual rights consistent with these provisions.

The Company maintains directors' and officers' liability insurance that provides coverage for certain losses arising from claims against directors and officers in their official capacities and reimburses the Company for amounts it lawfully indemnifies, subject to customary exclusions.

The Company's Certificate of Incorporation and Bylaws also provide for the exculpation of directors and certain officers to the extent permitted by Delaware law. The Board believes these protections are important to attract and retain qualified directors and officers and to support the effective discharge of their responsibilities.

See pages **72-76** for more information ▶



PROPOSAL 3

Ratification Of The Selection Of Independent Registered Public Accountants For Fiscal Year 2026

✅ The Board Recommends a Vote **"FOR"** the Ratification of the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2026.

The Audit Committee is responsible for the selection, appointment, oversight, compensation, retention, and termination of the Company's independent registered public accounting firm. Ernst & Young LLP has been the Company's independent registered public accounting firm since March 11, 2025.

Review of Independent Registered Public Accountants

The Audit Committee annually reviews the performance of the independent registered public accountants and considers whether to reappoint the firm for the following year or appoint a different firm. In determining which firm to appoint as the Company's independent registered public accountants for 2025, the Audit Committee considered numerous factors, including:

- firm capabilities, methodology, and fees;
- the quality of work performed and its communications with the Audit Committee and management;
- Ernst & Young LLP's experience and qualifications auditing companies of comparable size and complexity;
- Ernst & Young LLP's familiarity with our business, operations, accounting policies and practices and internal controls over financial reporting;
- external data on audit quality and performance; and
- firm independence.

The Audit Committee discusses with the independent registered public accountants the scope of and plans for the audit and is also responsible for the audit fees associated with the retention of the independent registered public accountants.

Change in Accounting Firm

BDO USA, P.C. ("BDO") audited our consolidated financial statements for fiscal years 2024, 2023, and 2022.

On March 11, 2025, the Audit Committee decided to dismiss BDO as the Company's independent registered public accounting firm. BDO's reports on the Company's consolidated financial statements for the fiscal years ended December 31, 2024, and 2023 did not contain an adverse opinion or disclaimer of opinion. They were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim periods through March 11, 2025, there were no disagreements, as defined by Item 304(a)(1)(iv) of Regulation S-K and related instructions, between the Company and BDO on accounting principles, disclosure, or audit scope or procedure that would have caused BDO to make reference in their reports. There were also no "reportable events" as defined by Item 304(a)(1)(v) of Regulation S-K.

In connection with the filing of the Company's Current Report on Form 8-K dated March 12, 2025 (the "Form 8-K"), the Company provided BDO with a copy of the above disclosures and requested that BDO furnish a letter addressed to the SEC stating whether or not BDO agrees with the statements in the immediately preceding paragraph. The Company subsequently received the requested letter, and a copy of BDO's letter, dated March 11, 2025, was filed as Exhibit 16.1 to the Form 8-K.

As of March 11, 2025, following the Audit Committee's decision, the Company engaged Ernst & Young LLP as its independent registered public accounting firm for fiscal year 2025. During the fiscal years ended December 31, 2024 and 2023, and through the interim periods to March 11, 2025, neither the Company nor anyone on its behalf consulted with Ernst & Young

LLP about applying accounting principles to specific transactions or about the type of audit opinion that might be issued on the Company's statements. Neither written nor oral advice from Ernst & Young LLP was an important factor considered by the Company in any accounting, auditing, or financial reporting issue. There were no disagreements as defined by Item 304(a)(1)(iv) of Regulation S-K and related instructions, and no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The change in the independent registered public accounting firm did not result from any dissatisfaction with the quality of professional services rendered by BDO.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees (including related expenses) billed to us for professional services provided by Ernst & Young LLP for the year ending December 31, 2025.

	For the Year Ended December 31, 2025
Audit Fees	$ 1,070,000
Audit-Related Fees	—
Tax Fees	—
All Other Fees [1]	3,600
Total	**$ 1,073,600**

[1]   Fees paid related to accounting research tool annual subscription.

The following table summarizes the aggregate fees (including related expenses) billed to us for professional services provided by BDO USA, P.C. for years ended December 31, 2025 and 2024.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Audit Fees	$ —	$ 931,597
Audit-Related Fees	150,000	—
Tax Fees	—	83,037
All Other Fees	—	—
Total	**$ 150,000**	**$ 1,014,634**

Audit Committee Pre-Approval Policies and Procedures

In considering the nature of the services provided by the Company's independent registered public accounting firm, the Audit Committee determined that the provision of such services is compatible with maintaining the auditor's independence. The Audit Committee discussed these services with the independent auditor and Company management and determined that they are permitted under applicable SEC rules governing auditor independence, as well as the standards of the American Institute of Certified Public Accountants.

The Audit Committee has adopted a policy requiring advance approval of all audit and permitted non-audit services provided by the independent auditor to the extent required by the Exchange Act and other applicable securities laws. Unless a service has been previously pre-approved for the applicable year, the Audit Committee must approve the engagement before the independent auditor performs the service. Each year, the Audit Committee pre-approves categories of audit, audit-related and tax services that may be provided by the independent auditor.

Selection of Independent Registered Public Accounting Firm

Following its review and consideration of the potential benefits and costs of choosing a different auditor, the Audit Committee selected Ernst & Young LLP as the Company's independent registered public accountants for 2026. The Audit Committee and the Board believe the continued retention of Ernst & Young LLP as the independent external auditor is in our and our shareholders' best interests.

None of our Bylaws, our governing documents, or extant law requires shareholder ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm. However, our board of directors is submitting the appointment of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate governance.

In the event that ratification of this appointment of independent registered public accounting firm is not approved at the Annual Meeting, the Audit Committee will review its future selection of our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year, if it determines that such a change would be in the Company's best interests.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting virtually via webcast, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate inquiries from shareholders.

Required Vote

Ratification of the appointment of Auditor requires affirmative votes from the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote.

Audit Committee Report for the Year Ended December 31, 2025

Management is responsible for the preparation and integrity of the Company's financial statements and for the financial reporting process, including the systems of internal control over financial reporting. The Audit Committee's role is to oversee the Company's accounting and financial reporting processes and the audits of its financial statements. We also support the Board of Directors' commitment to compliance, ethical conduct, and risk management throughout the organization.

In 2025, the Audit Committee assisted the Board in its oversight of, among other matters:

- the Company's compliance with legal and regulatory requirements;
- the qualifications, independence, and performance of the Company's independent registered public accounting firm;
- the performance of the Company's internal audit function; and
- the Company's enterprise risk management process and related risk assessment guidelines and policies.

Our duties include overseeing the Company's management, the internal audit function, and Ernst & Young LLP, the Company's independent registered public accounting firm, with respect to the performance of their respective responsibilities described below.

Management Responsibilities

Management is responsible for:

- preparing the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP");
- designing, implementing, and maintaining effective financial reporting systems and internal control over financial reporting; and
- assessing and reporting on the effectiveness of the Company's internal control over financial reporting.

Company Internal Audit Responsibilities

The internal audit function is responsible for:

- overseeing management's systems of internal control and procedures; and
- reviewing reports regarding the effectiveness of those systems.

In December 2025, the existing engagement of Deloitte & Touche LLP was expanded to provide full-time internal audit services on an interim basis, following changes in internal audit personnel, to ensure continuity of the Company's internal audit function.

Independent Registered Public Accountant Responsibilities

The Company's independent registered public accounting firm is responsible for:

- auditing the Company's financial statements;
- expressing an opinion on whether the financial statements are presented fairly, in all material respects, in conformity with U.S. GAAP; and
- auditing the effectiveness of the Company's internal control over financial reporting on an annual basis.

We periodically meet both independently and collectively with management, the internal auditor and/or the independent registered public accountants to, among other things:

- Discussing the quality of the Company's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;

- Reviewing significant audit findings prepared by the Company's independent registered public accounting firm and internal audit function, together with management's responses;

- Reviewing the overall scope and plans for audits conducted by the internal audit function and the independent registered public accounting firm;

- Reviewing matters related to the conduct of the independent registered public accounting firm's audit;

- Reviewing any critical audit matter identified in the independent registered public accounting firm's report;

- Reviewing the Company's critical accounting policies, the implementation of new accounting standards, and the significant estimates and judgments used by management in preparing the financial statements, including their appropriateness for the Company's business and current circumstances; and

- Reviewing the Company's earnings releases and its use of non-GAAP financial measures.

In addition to the foregoing, in 2025, we reviewed with management, among other things:

- guidelines and policies with respect to the Company's overall risk assessment and risk management, including the Company's enterprise risk management ("ERM") process and the specific risks identified through that process;

- information technology and cybersecurity risk management and business continuity planning, including periodic briefings by the Company's Vice President of Information Technology on information security matters, cybersecurity risks, and, where applicable, the deployment or use of artificial intelligence tools, together with input from the internal audit function;

- health, safety, and compliance matters;

- significant legal and regulatory matters;

- developments in the U.S. and non-U.S. tax regulatory environment; and

- external assessments and ratings related to the Audit Committee's oversight responsibilities, as applicable.

Before the Company filed its Annual Report on Form 10-K for the year ended December 31, 2025 with the Securities and Exchange Commission (the "SEC"), we:

- reviewed and discussed the audited financial statements with management and the Company's independent registered public accounting firm;

- discussed with the Company's independent registered public accounting firm the matters required to be communicated to the Audit Committee pursuant to applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- received from the Company's independent registered public accounting firm the written disclosures and the letter required by applicable PCAOB requirements regarding the firm's communications with the Audit Committee concerning independence; and

- discussed with the Company's independent registered public accounting firm its independence from the Company, including a review of non-audit services and related fees, to confirm compliance with (i) applicable regulations prohibiting the independent registered public accounting firm from performing specified services that could impair its independence, and (ii) the Company's and the Audit Committee's policies.

Based on the reviews and discussions described in this report, and without undertaking any independent verification, and subject to the limitations of our role and responsibilities as outlined in this report and in our written charter, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on February 24, 2026.

Audit Committee

Robert Julian, Chair
Ty Daul
Niharika Taskar Ramdev
Toni Volpe

OTHER MATTERS THAT MAY BE PRESENTED AT THE ANNUAL MEETING

We are not aware of any matters to be presented for action at the Annual Meeting other than those described in the foregoing materials. If any other matters are properly brought before the Annual Meeting or arise incident to its conduct, the persons named in the proxy card will vote the shares represented by the proxy in accordance with the recommendations of the Board of Directors, pursuant to the discretionary authority granted by the proxy.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

Voting Instructions to Proxies

At the Annual Meeting, the individuals named as proxies on each shareholder's Proxy Card will vote the shares represented by the Proxy Card FOR or AGAINST or ABSTAIN from voting with respect to each of the nominees listed in Item 1 and with respect to Items 2 and 3, as indicated in the shareholder's voting instructions. If a properly executed Proxy Card does not include voting instructions, proxies will vote FOR each of the director nominees listed in Item 1, FOR Items 2 and 3, and in their discretion upon such other business as properly comes before the meeting.

Attending and Voting at the Annual Meeting

At the Annual Meeting, the individuals named as proxies on each shareholder's Proxy Card will vote the shares represented by the Proxy Card FOR or AGAINST or ABSTAIN from voting with respect to each of the nominees listed in Item 1 and with respect to Items 2 and 3, as indicated in the shareholder's voting instructions. If a properly executed Proxy Card does not include voting instructions, proxies will vote FOR each of the director nominees listed in Item 1, FOR Items 2 and 3, and in their discretion upon such other business as properly comes before the meeting.

Getting Information and Asking Questions Before and During the Annual Meeting

On March 20, 2026, an online portal will be available to stockholders of record at www.proxyvote.com/SHLS2026, where you may view and download the Proxy Materials and the 2025 Form 10-K, and vote your shares. On the day of the Annual Meeting, and during the meeting, you may also access the meeting agenda and procedures and submit questions through the same website.

Stockholders will have an opportunity to submit questions regarding the items of business to be considered at the Annual Meeting. In addition, following the conclusion of the formal business of the Annual Meeting and adjournment, stockholders will have an opportunity to submit questions of a more general nature.

We intend to address questions submitted during the Annual Meeting that are relevant to the Company and the matters being voted on, as time permits and in accordance with the meeting procedures. Responses to questions not addressed during the Annual Meeting will be posted following the meeting on the investor relations section of the Company's website.

To promote fairness and efficiency, questions and answers will be grouped by topic, and substantially similar questions will be addressed once. In addition, no more than three questions from any single stockholder will be addressed.

Frequently Asked Questions About the Annual Meeting and Voting

1. Why did I receive these Proxy Materials?

You received these proxy materials because, as of the Record Date, you directly or indirectly held, and were entitled to vote, shares of the Company's common stock. In connection with the Board of Directors' solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, the Company's most recent Annual Report on Form 10-K, and a proxy card or voting instruction form ("VIF").

Your proxy card or VIF is being provided either as a paper card or in the form of a unique control number that allows you to submit your voting instructions electronically via the Internet or by telephone. We refer to these materials collectively as the "Proxy Materials." The Proxy Materials contain important information about the Company and describe the voting procedures and the matters to be voted on at the Annual Meeting.

Notice of Internet Availability of Proxy Statement and Annual Report

As permitted by rules of the SEC, we are making this Proxy Statement and our Annual Report available to stockholders electronically via the Internet. The Notice of Internet Availability of Proxy Materials (the "Notice") contains instructions on how to access this Proxy Statement and Annual Report and how to vote online.

If you received a Notice by mail, you will not receive a printed copy of the Proxy Materials unless you request one. Instead, the notice provides instructions on how to access and review all of the information contained in the Proxy Statement and Annual Report, as well as how to submit your proxy via the Internet or by telephone. If you received a notice by mail and would like to receive a printed copy of the Proxy Materials, please follow the instructions for requesting such materials included in the Notice.

Householding

SEC rules permit the Company to deliver a single set of Annual Meeting materials to multiple stockholders sharing the same address. To take advantage of this rule, we have delivered a single set of Annual Meeting materials to stockholders who share the same tax identification number or name and address, unless we received contrary instructions prior to the mailing date.

We will promptly deliver, upon written or oral request, a separate copy of the Annual Meeting materials to any stockholder who received only one copy. If you prefer to receive separate copies of the Annual Meeting materials, or if you currently receive separate copies and would prefer to receive a single copy in the future, please contact Broadridge Financial Solutions, Inc. at 1-866-540-7095, or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Please note that a number of brokerage firms have instituted householding practices. These firms may have their own procedures for stockholders who wish to receive individual copies of the proxy materials.

2. When and where is the Annual Meeting?

The Board has decided that we will hold a virtual Annual Meeting conducted via webcast. The Annual Meeting will be held at 10:00 a.m. Eastern Time on April 30, 2026. Shareholders may attend, vote, and submit questions by registering at www.virtualshareholdermeeting.com/SHLS2026 and using the control number shown on your Notice, Proxy Card, or VIF.

3. Why is the Annual Meeting virtual only?

We have adopted a virtual format for our Annual Meeting to provide a consistent experience to all shareholders regardless of location. Hosting a virtual meeting makes it easy for our shareholders to participate from any location in the world.

4. How can I attend and participate in the virtual Annual Meeting?

If you are a shareholder of record as of the Record Date, you may attend, vote and ask questions virtually at the meeting by logging in at www.virtualshareholdermeeting.com/SHLS2026 and entering your 16-digit control number. This number is included in your notice of internet availability of proxy materials, proxy card or voting information form.

If you are a shareholder as of the Record Date and have logged in using your 16-digit control number, you may submit questions at any point during the meeting (until the floor is closed to questions) by typing your question into the "Ask a Question" field, and clicking "Submit." Shareholder questions or comments are welcome, but we will only answer questions pertinent to Annual Meeting matters, subject to time constraints. Questions regarding personal matters and statements of advocacy are not pertinent to Annual Meeting matters and therefore will not be addressed. Questions or comments that are substantially similar may be grouped and answered together to avoid repetition. The audio broadcast of the Annual Meeting will be archived at www.virtualshareholdermeeting.com/SHLS2026 for at least one year.

If you are not a shareholder as of the Record Date or do not log in using your 16-digit control number, you may still log in as a guest and listen to the Annual Meeting, but you will not be able to ask questions or vote at the meeting.

5. What if I run into technical issues while trying to access the Annual Meeting?

The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should give themselves plenty of time to log in and ensure they have a strong internet connection and they can hear streaming audio prior to the start of the Annual Meeting. If you encounter technical difficulties with the Annual Meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 9:45 a.m. Eastern Time and until the end of the meeting.

6. Who is entitled to vote at the Annual Meeting?

The Board of Directors has fixed March 10, 2026 as the record date (the "Record Date") for the Annual Meeting. Each stockholder of record or beneficial owner who held shares of the Company's Class A common stock at the close of business on the Record Date is entitled to receive notice of, and to vote at, the Annual Meeting on all matters properly presented for consideration.

As of the Record Date, there were approximately 167,771,817 shares of Class A common stock outstanding, each of which is entitled to one vote on each matter presented at the Annual Meeting. Cumulative voting is not permitted in the election of directors or with respect to any other matter to be considered at the Annual Meeting.

7. What matters will I be voting on?

You will be voting on the following items of business:

1 To elect five director nominees identified in the Proxy Statement to serve as directors until the 2027 Annual Meeting and until their successors are duly elected and qualified;

2 To approve, by a non-binding advisory vote, the Company's executive compensation;

3 To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026; and

4 To transact other business as may properly come before the meeting or any adjournment or postponement of the meeting.

8. How is Shoals distributing Proxy Materials?

We are furnishing the Proxy Materials to our stockholders primarily through the Securities and Exchange Commission's "Notice and Access" delivery method. On or about March 20, 2026, we mailed a Notice to our stockholders, other than those who previously requested delivery of proxy materials by email or paper copy. The Notice provides instructions on how to access the Proxy Materials electronically.

Stockholders who receive the Notice by mail will not receive a printed copy of the Proxy Materials unless requested. Instead, the Notice explains how to access the Proxy Materials and submit voting instructions through a secure website. Stockholders who receive the Notice by mail may request to receive paper copies of the Proxy Materials by mail or electronic copies by email, on a one-time or ongoing basis, by following the instructions set forth in the Notice.

The Notice is not a Proxy Card. You cannot use it to vote your shares.

9. How may I request printed copies of the Proxy Materials?

We will send printed paper copies of Proxy Materials, including the 2025 Form 10-K, free of charge to any shareholder who requests copies in writing to: Investor Relations, Shoals Technologies Group, Inc., 1500 Shoals Way, Portland, Tennessee 37148.

Shareholders may also request copies of these materials using one of the following methods:

- By telephone: Call free of charge 1-866-648-8133 in the United States and Canada.
- Via the Internet: Access the Internet and go to www.proxyvote.com/SHLS2026 and follow the instructions to log in and order copies. You can select from the following:
  - your preference to receive (a) printed materials via mail or (b) an email with links to the electronic materials; and
  - if you would like your election to apply to the delivery of materials for all future meetings.
- Via email: Please send a blank email to paper@investorelections.com with the control number that is printed on your Notice, Proxy Card or VIF.

These materials are also available at **www.proxyvote.com/SHLS2026.**

10. What is the quorum requirement for the Annual Meeting?

A quorum of the Company's stockholders must be present, in person or represented by proxy, at the Annual Meeting in order for business to be conducted. Under the Company's Bylaws, a majority of the voting power of the outstanding shares of capital stock entitled to vote at the Annual Meeting, present in person or represented by proxy, constitutes a quorum.

If you submit a proxy by Internet or telephone, or if you sign and return a paper proxy card or voting instruction form, your shares will be counted for purposes of determining whether a quorum is present, even if you abstain from voting or do not vote on a particular proposal. Abstentions and broker non-votes are also treated as present for purposes of determining the presence of a quorum at the Annual Meeting.

If a quorum is not present or represented by proxy at the scheduled time of the Annual Meeting, the chairperson of the Annual Meeting or the holders of a majority of the voting power of the shares entitled to vote at the Annual Meeting, present in person or represented by proxy, may adjourn the Annual Meeting until a quorum is present or represented.

11. What vote is needed to elect directors?

Each director nominee is elected by a plurality of the votes cast by the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the three nominees receiving the highest number of "FOR" votes will be elected, even if the number of votes cast for those nominees does not constitute a majority of the votes cast.

Votes marked "WITHHOLD" with respect to a director nominee will result in that nominee receiving fewer votes, but will not be counted as votes against the nominee and will have no effect on the outcome of the election. Broker non-votes will not be considered votes cast and will not affect the election of directors.

12. What vote is needed for the other proposals?

Advisory Vote to Approve Executive Compensation

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on Proposal 2 is required for approval. Abstentions will be counted as present and entitled to vote and therefore will have the same effect as a vote against Proposal 2. Broker non-votes are not entitled to vote on Proposal 2 and therefore will have no effect on the outcome of the vote.

Although the vote on Proposal 2 is advisory and non-binding, the Board of Directors will consider the results of the shareholder vote when making future decisions regarding executive compensation.

Ratification of the Selection of the Independent Registered Public Accountants

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on Proposal 3 is required for approval. Abstentions will be counted as present and entitled to vote and therefore will have the same effect as a vote against Proposal 3.

We do not expect broker non-votes with respect to the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2026, as brokers are generally permitted to exercise discretionary voting authority on this proposal.

13. How does the Board recommend I vote on these matters?

The Board's recommendations on each item of business is as follows:

Proposal	Board's Voting Recommendation
Elect the director nominees named in the Proxy Statement to serve on the board of directors until the Company's 2027 annual meeting of shareholders and until their respective successors are duly elected and qualified	✅ **FOR** all nominees listed below
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	✅ **FOR**
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026	✅ **FOR**

14. How do I cast my vote?

Beneficial Shareholders

If you hold your shares through a broker, trustee or other nominee, you are a beneficial shareholder. In order to vote your shares, please refer to the materials forwarded to you by your broker, bank or other nominee for instructions on how to vote the shares you hold as a beneficial shareholder.

Registered Shareholders

If you hold shares in your own name, you are a registered shareholder and may vote during the virtual Annual Meeting at www.virtualshareholdermeeting.com/SHLS2026. You will need to log in by entering your unique 16-digit control number included on your notice of internet availability of proxy materials, proxy card or voting instruction form. Only one person will be able to log in with that unique control number at any time. You can also vote by proxy before the Annual Meeting in the following ways:

- via the Internet at www.proxyvote.com;
- by phone by calling 1-800-690-6903; or
- by signing and returning a proxy card.

Proxies submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on April 29, 2026. Regardless of whether you plan to attend the Annual Meeting, we encourage you to vote your shares as soon as possible. If you submit a proxy but do not indicate any voting instructions, the persons named as proxies in the proxy card will vote in accordance with the Board's recommendation. The Board's recommendation with respect to each proposal that you are being asked to vote on is set forth above, as well as within the description of each proposal in this Proxy Statement.

15. May I change or revoke my vote?

Yes. If you are a registered stockholder, any subsequent proxy that you submit will replace your earlier proxy, regardless of whether you submit your proxy by mailing a proxy card or by using the QR code, telephone, or the Internet. You may also revoke a previously submitted proxy by voting electronically at the Annual Meeting before the polls close, in which case your vote at the meeting will supersede any prior proxy.

Beneficial Shareholders. Beneficial shareholders should contact their broker, trustee or nominee for instructions on how to change their proxy vote.

Registered Shareholders. Registered shareholders may change a properly executed proxy at any time before its exercise:

- by revoking it via written notice to our Chief Legal Officer and Corporate Secretary;
- via the Internet at www.proxyvote.com;
- by phone by calling 1-800-690-6903;
- by signing and returning a new proxy card; or
- by voting at the virtual Annual Meeting.

16. How do I inspect the list of shareholders?

To inspect the list of stockholders entitled to vote at the Annual Meeting at the Company's principal executive offices, you must be a stockholder of record as of the Record Date. You will be required to present (i) a copy of your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form bearing your unique 16-digit control number, and (ii) a valid government-issued photo identification, such as a driver's license or passport, that matches the name appearing on the Notice, proxy card, or voting instruction form.

17. What are broker non-votes?

If you are a beneficial owner and your shares are held in "street name" through a broker, bank, trustee, or other nominee, your vote constitutes voting instructions to that institution, which is the holder of record, on how to vote your shares.

If you do not provide voting instructions, your broker, bank, trustee, or other nominee has discretion to vote your shares only on matters classified as "routine" under applicable stock exchange rules. On non-routine matters, your nominee is not permitted to vote your shares and may elect not to vote on any proposal for which voting instructions have not been received. If your nominee votes on some, but not all, proposals, the result will be a broker non-vote on the proposals for which it does not vote.

Accordingly, to ensure that your shares are voted on all proposals, we urge you to provide voting instructions to your broker, bank, trustee, or other nominee.

18. Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers or employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;
- in the case of a contested proxy solicitation;
- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or
- as necessary to allow the inspector of election to certify the results.

19. When will the results of the vote be announced?

The preliminary voting results will be announced at the virtual Annual Meeting. The final voting results will be published in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

MISCELLANEOUS

Annual Report

A copy of the Company's 2025 Form 10-K, as filed with the SEC on February 24, 2026, has been posted online, along with this Proxy Statement, each of which is accessible by following the instructions in the Notice. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting materials.

Cost of Proxy Solicitation

We are bearing all costs associated with the solicitation of proxies in connection with the Annual Meeting. We have also retained Morrow Sodali LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $15,000 plus reasonable out-of-pocket expenses. This solicitation is being made primarily through the Internet and by mail but may also be made by our directors, executive officers and employees by telephone, facsimile transmission, electronic transmission, Internet, mail or personal interview. No additional compensation will be given to our directors, executive officers or employees for this solicitation. Shareholders sharing an address will each receive a single copy of the notice of internet availability. We will request brokerage firms, banks, broker-dealers and other intermediaries who hold shares of Common Stock in their names to furnish proxy materials to beneficial owners of such shares and will reimburse such brokerage firms, banks, broker-dealers and other intermediaries for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

Where to Find More Information

We are subject to the disclosure requirements of the Securities Exchange Act of 1934. Accordingly, we electronically file annual, quarterly and current reports and other information with the SEC. Such information may be accessed electronically through the SEC's home page on the Internet at www.sec.gov. These filings are also available on our corporate website at https://investors.shoals.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on or accessible through our website is not part of this Proxy Statement.

2027 ANNUAL MEETING OF SHAREHOLDERS

We anticipate holding the 2027 Annual Meeting of Shareholders on approximately the same date as this year's Annual Meeting.

Shareholder Nominations and Proposals for the 2027 Annual Meeting

Submissions of nominations and proposals should be sent to the attention of the Corporate Secretary at Shoals Technologies Group, Inc. Pursuant to the Company's Bylaws, a physical copy of shareholder nominations or proposals must be hand delivered or mailed by way of overnight courier service, certified or registered mail (return receipt required), in each case, to the principal executive offices of the Company at 1500 Shoals Way, Portland, Tennessee 37148.

Electronic Copies. Electronic copies of nominations or shareholder proposals, in substantially the same form and format as the physical copies, can be sent by email to Corporate.Secretary@Shoals.com. Note: sending an electronic copy of a shareholder proposal or nomination does not replace the required submission of the physical notice to the Company.

Shareholder Director Candidates for Possible Inclusion in the Company's 2027 Proxy Materials

Shareholders who wish to nominate a person for election as a director or to bring other business before the 2027 Annual Meeting other than pursuant to Rule 14a-8 must comply with the advance notice provisions set forth in Section 2.03 of the Company's Bylaws. Under the Bylaws, to be timely, a shareholder's notice must be delivered in writing to the Corporate Secretary at the Company's principal executive offices not earlier than the close of business on December 31, 2026 and not later than the close of business on January 30, 2027, assuming the 2027 Annual Meeting is not held more than 30 days before or 70 days after April 30, 2027, the anniversary of the 2026 Annual Meeting.

Shareholder Proposals for Possible Inclusion in the Company's 2027 Proxy Materials

Shareholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's Proxy Statement and form of proxy for the 2027 Annual Meeting must be received by the Corporate Secretary no later than November 20, 2026, and must otherwise comply with the requirements of Rule 14a-8.

Other Proposals and Nominations for the 2027 Annual Meeting

In addition to satisfying the requirements of the Company's Bylaws, any stockholder intending to nominate a director and solicit proxies in support of nominees other than the Board's nominees must also comply with Rule 14a-19 under the Exchange Act and provide the required notice no later than March 1, 2027.

If the date of the 2027 Annual Meeting is advanced or delayed by more than such period, the time period for providing notice will be determined in accordance with the Company's Bylaws.

Any stockholder proposal or director nomination that does not comply with the requirements of the Company's Bylaws, Rule 14a-8, or Rule 14a-19, as applicable, will be deemed untimely or otherwise deficient and disregarded.

ANNEX A: FINANCIAL MEASURES DEFINITIONS

We prepare our consolidated financial statements in accordance with U.S. GAAP. In addition, the Company uses certain non-GAAP financial measures in evaluating performance, setting financial targets under its incentive compensation programs, and for other internal management purposes.

The following defines each non-GAAP financial measure referenced in this Proxy Statement, describes the adjustments made to the most directly comparable U.S. GAAP measure (if applicable), and explains the reasons for using each measure. Where applicable, the table also describes any modifications made to these measures for purposes of establishing incentive compensation targets. For additional information regarding the Company's non-GAAP financial measures and related definitions, please see the Company's most recent Annual Report on Form 10-K.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) payable pursuant to the TRA adjustment, (vii) gain on termination of the TRA, (viii) equity-based compensation, (ix) acquisition-related expenses, (x) wire insulation shrinkback expenses, and (xi) wire insulation shrinkback litigation expenses.

Adjusted Net Income

We define Adjusted Net Income as net income attributable to Shoals Technologies Group, Inc. plus (i) net income impact from assumed exchange of Class B common stock to Class A common stock as of the beginning of the earliest period presented, (ii) adjustment to the provision for income tax, (iii) amortization of intangibles, (iv) amortization / write-off of deferred financing costs, (v) payable pursuant to the TRA adjustment, (vi) gain on termination of the TRA, (vii) equity-based compensation, (viii) acquisition-related expenses, (ix) wire insulation shrinkback expenses, and (x)wire insulation shrinkback litigation expenses, all net of applicable income taxes.

Adjusted Diluted EPS

We define Adjusted Diluted EPS as Adjusted Net Income divided by the diluted weighted average shares of Class A common stock outstanding for the applicable period, which assumes the exchange of all outstanding Class B common stock for Class A common stock as of the beginning of the earliest period presented.

Adjusted Free Cash Flow

We define Adjusted Free Cash Flow as net cash provided by operating activities plus/(minus) (i) purchases of property, plant, and equipment and (ii) cash outflows related to wire insulation shrinkback expenses.

Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Adjusted Free Cash Flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Adjusted Free Cash Flow because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Adjusted Free Cash Flow: (i) as factors in evaluating management's performance when determining incentive compensation, as applicable; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Adjusted Free Cash Flow to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS and Adjusted Free Cash Flow do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and may be calculated by other companies in our industry differently than we do or not at all, which may limit their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS and Adjusted Free Cash Flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. You should review the reconciliation of net income to Adjusted EBITDA, net income attributable to Shoals Technologies Group, Inc. to Adjusted Net Income and Adjusted Diluted EPS, and net cash provided by operating activities to Adjusted Free Cash Flow below and not rely on any single financial measure to evaluate our business.

Non-GAAP Financial Measures: Reconciliation Tables

Reconciliation of Gross Profit to Adjusted Gross Profit and Adjusted Gross Profit Percentage (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Revenue	$ 148,325	$ 106,987	$ 475,331	$ 399,208
Cost of revenue	101,411	66,803	308,823	257,191
Gross profit	$ 46,914	$ 40,184	$ 166,508	$ 142,017
Gross profit percentage	31.6%	37.6%	35.0%	35.6%
Wire insulation shrinkback expenses [a]	$ —	$ —	$ —	$ 13,764
Adjusted gross profit	$ 46,914	$ 40,184	$ 166,508	$ 155,781
Adjusted gross profit percentage	31.6%	37.6%	35.0%	39.0%

Reconciliation of Net Income to Adjusted EBITDA (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Net income	$ 8,122	$ 7,818	$ 33,574	$ 24,127
Interest expense	2,511	3,314	9,994	13,827
Interest income	(73)	(518)	(305)	(518)
Income tax expense	5,539	5,869	14,944	13,736
Depreciation expense	1,937	1,364	6,233	5,007
Amortization of intangibles	1,901	1,931	7,611	7,619
Equity-based compensation	2,227	3,838	9,902	14,230
(Gain) loss on sale of assets	1,292	—	(1,835)	—
Wire insulation shrinkback expenses [a]	—	—	—	13,764
Wire insulation shrinkback litigation expenses [b]	6,436	2,793	18,342	7,292
Plant optimization expenses [c]	388	—	1,063	—
Adjusted EBITDA	$ 30,280	$ 26,409	$ 99,523	$ 99,084

Reconciliation of Net Income Attributable to Shoals Technologies Group, Inc. to Adjusted Net Income (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Net income attributable to Shoals Technologies Group, Inc.	$ 8,122	$ 7,818	$ 33,574	$ 24,127
Net income impact from assumed exchange of Class B common stock to Class A common stock [d]	—	—	—	—
Adjustment to the provision for income tax [e]	—	—	—	—
Tax effected net income	8,122	7,818	33,574	24,127
Amortization of intangibles	1,901	1,931	7,611	7,619
Amortization / write-off of deferred financing costs	156	156	622	3,093
Equity-based compensation	2,227	3,838	9,902	14,230
(Gain) loss on sale of asset	1,292	—	(1,835)	—
Wire insulation shrinkback expenses [a]	—	—	—	13,764
Wire insulation shrinkback litigation expenses [b]	6,436	2,793	18,342	7,292
Plant optimization expenses [c]	388	—	1,063	—
Tax impact of adjustments [f]	(3,013)	(2,441)	(8,712)	(11,591)
Adjusted Net Income	$ 17,509	$ 14,095	$ 60,567	$ 58,534

[a] For the year ended December 31, 2025, represents no wire insulation shrinkback warranty expenses related to the identification, repair and replacement of a subset of wire harnesses presenting unacceptable levels of wire insulation shrinkback, nor any inventory write-downs of wire in connection with wire insulation shrinkback. For the year ended December 31, 2024 represents (i) $13.3 million of wire insulation shrinkback warranty expenses related to the identification, repair and replacement of a subset of wire harnesses presenting unacceptable levels of wire insulation shrinkback, and (ii) $0.5 million of inventory write-downs of wire in connection with wire insulation shrinkback. We consider expenses incurred in connection with the identification, repair and replacement of the impacted wire harnesses as well as the write-down of related inventory distinct from normal, ongoing service identification, repair and replacement expenses that would be reflected under ongoing warranty expenses within the operation of our business and normal write-downs of inventory, which we do not exclude from our non-GAAP measures. In the future, we also intend to exclude from our non-GAAP measures the benefit of liability releases, if any. We believe excluding expenses from these discrete liability events provides investors with a better view of the operating performance of our business and allows for comparability through periods. See Note 8 - Warranty Liability, in our consolidated financial statements included in this Annual Report on Form 10-K for more information.

[b] For the year ended December 31, 2025, represents $18.3 million of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. For the year ended December 31, 2024, represents $7.3 million of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. We consider this litigation distinct from ordinary course legal matters given the expected magnitude of the expenses, the nature of the allegations in the Company's complaint, the amount of damages sought, and the impact of the matter underlying the litigation on the Company's financial results. In the future, we also intend to exclude from our non-GAAP measures the benefit of recovery, if any. We believe excluding expenses from these discrete litigation events provides investors with a better view of the operating performance of our business and allows for comparability through periods. See Note 15 - Commitments and Contingencies, in our consolidated financial statements included in this Annual Report on Form 10-K for more information.

[c] For the year ended December 31, 2025, represents $1.1 million of expenses incurred in connection with actions taken to consolidate our operations into a newly constructed facility, including items such as professional fees, relocation, facility set-up and other costs. We believe excluding expenses from these events provides investors with a better view of the operating performance of our business and allows for comparability through periods.

[d] Reflects net income to Class A common stock from assumed exchange of corresponding shares of our Class B common stock held by our founder and management.

[e] Shoals Technologies Group, Inc. is subject to U.S. Federal income taxes, in addition to state and local taxes. The adjustment to the provision for income tax reflects the effective tax rates below, assuming Shoals Technologies Group, Inc. owned 100% of the units in Shoals Parent LLC prior to March 10, 2023.

	Three Months Ended December 31,		Year Ended December 31,	
	2025	**2024**	**2025**	**2024**
Statutory U.S. Federal income tax rate	21.0%	21.0%	21.0%	21.0%
Permanent adjustments	1.1%	2.0%	1.1%	1.3%
State and local taxes (net of federal benefit)	2.2%	5.0%	2.3%	2.9%
Effective income tax rate for Adjusted Net Income	24.3%	28.0%	24.4%	25.2%

(f) Represents the estimated tax impact of all Adjusted Net Income add-backs, excluding those which represent permanent differences between book versus tax.

Reconciliation of Diluted Weighted Average Shares Outstanding to Adjusted Diluted Weighted Average Shares Outstanding (in thousands, except per share):

	Three Months Ended December 31,		Year Ended December 31,	
	2025	**2024**	**2025**	**2024**
Diluted weighted average shares of Class A common stock outstanding, excluding Class B common stock	169,664	166,830	168,378	168,725
Assumed exchange of Class B common stock to Class A common stock	—	—	—	—
Adjusted diluted weighted average shares outstanding	169,664	166,830	168,378	168,725
Adjusted Net Income	$ 17,509	$ 14,095	$ 60,567	$ 58,534
Adjusted Diluted EPS	$ 0.10	$ 0.08	$ 0.36	$ 0.35



2025 Annual Report
on
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________

Commission File Number: 001-39942

Shoals Technologies Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**85-3774438**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1500 Shoals Way	**Portland**	**Tennessee**	**37148**
(Address of principal executive offices)			(Zip Code)

(Registrant's telephone number, including area code) **(615) 451-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 Par Value	**SHLS**	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant, as of June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $501.5 million. Solely for purposes of this disclosure, shares of common stock held by executive officers, directors and by each person who owns 10% or more of the outstanding common stock as of such date have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 19, 2026, the registrant had 167,450,324 shares of Class A common stock and zero shares of Class B common stock issued and outstanding.

<p style="text-align:center">**DOCUMENTS INCORPORATED BY REFERENCE**</p>

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission, or SEC, subsequent to the date hereof pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders, are incorporated by reference into Part III of this Annual Report on Form 10-K. We intend to file such proxy statement with the SEC not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations; expectations regarding the utility-scale solar market and battery energy storage systems ("BESS") market; project delays; regulatory environment; the effects of competitive dynamics, volume discounts and customer mix in our key markets; pipeline and orders; business strategies, plans and expectations; sales and marketing goals; technology developments; financing and investment plans; warranty and liability accruals and estimates of loss or gains; estimates of potential loss related to the wire insulation shrinkback matter (as defined below); litigation strategy and expected benefits or results from the current intellectual property and wire insulation shrinkback litigation; potential growth opportunities, including opportunities associated with our entry into new markets; production and capacity at our plants; and potential repurchases under the Company's Repurchase Program (as defined below). Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "will," "would" or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this report. You should read this report with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from expectations are included in Item 1A "Risk Factors".

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Item 1. Business

Unless the context otherwise requires or unless otherwise stated, references to "we," "us," "our," "Shoals," the "Corporation," the "Company" and other similar references refer to Shoals Technologies Group, Inc., a Delaware corporation, and, unless otherwise stated, all of its consolidated subsidiaries. Shares of our Class A common stock trade on the Nasdaq Global Market under the symbol, "SHLS".

Overview

Shoals Technologies Group is a leading design-engineering company and manufacturer of advanced electrical infrastructure solutions for mission-critical applications across solar photovoltaic (PV), BESS, and data center power systems. Our solutions also support original equipment manufacturers ("OEMs"). Since its founding in 1996, the Company has introduced innovative technologies and systems solutions that allow its customers to substantially increase installation efficiency and safety while improving system performance and reliability at scale.

In the solar industry, electrical infrastructure is referred to as electrical balance of systems (EBOS). EBOS encompasses all of the components that are necessary to carry the electric current produced by solar panels or stored by a BESS solution to an inverter and ultimately to the power grid. We refer to complete EBOS solutions that use products manufactured by us, typically in connection with the design and specification of an entire EBOS system, as "system solutions". When we sell one of our patented system solutions, we work closely with our customers to design, specify and engineer a complete EBOS solution tailored to their project. The result is a customized system that maximizes reliability and energy production while minimizing cost and accelerating installation.

We also provide technical support during installation and the transition to operations and maintenance. Given the custom nature of both our system solutions and individual components and the long development cycle for solar energy and BESS projects, we typically have 12 months or more of lead time to quote, engineer, produce and ship orders we receive, and we do not stock large amounts of finished goods. We believe our system solutions are unique in our industry because they integrate design and engineering support, proprietary components and innovative installation methods into a single offering. Since electrical infrastructure is the backbone of a solar or BESS project, we believe our products play a mission-critical role in the quality, safety, reliability, and efficiency of energy projects, which we believe are key factors customers consider when selecting EBOS solutions.

We have a focus in two end-markets: (1) clean, grid connected energy and (2) data center + mission-critical electrical infrastructure. This market diversification seeks to capitalize on the growing global demand for energy and the need to accelerate electrification.

The Energy Opportunity

The energy landscape has changed drastically over the last decade. Solar now accounts for the majority of new generation being brought onto the grid, BESS has evolved from a "nice to have" into a necessity co-located with utility solar projects, and specialized labor shortages have become more prevalent. In addition, we are seeing an acceleration of artificial intelligence (AI) adoption, driving an unprecedented increase in energy demand as each new data center gets built. While this phenomenon grows, constraints on grid capacity and interconnection remain, causing hyperscalers to rethink their energy strategy. Increasingly, those hyperscalers are building their own power plants alongside their data warehouses, making scalability, quality and speed-to-deployment critical considerations.

Our Solutions

Solar

We offer a full range of EBOS solutions to meet the needs of domestic and international utility scale solar projects, commercial, community and industrial ("CC&I") projects, and other customers as an OEM of solar components.

Our solutions include homeruns, interconnection and extension solutions, combiners and recombiners, load break disconnects and transition solutions, wireless performance monitoring systems, and solar OEM components. Critical to our solar solution suite of products is our Big Lead Assembly ("BLA") trunk bus , which introduced a foundational shift in solar project design, simplifying construction while improving safety and reliability. We have eliminated the need for individual wire runs from each string of a solar panel to combiner boxes. Our products connect multiple strings within each row of a solar field using specialized wire harnesses with integrated fuses. These harnesses are connected to a proprietary above-ground aluminum feeder cable which is the BLA. The BLA and the integration of fuses dramatically reduces the number of wire runs required compared to other infrastructures and eliminates the need for combiner boxes. Our patented design includes connection points that incorporate a double molding system, permanently sealing out any moisture or particulates that would otherwise compromise the system. BLA delivers meaningful value to our customers which includes:

- cost savings by leveraging aluminum, which is often 80% less expensive than copper;
- above ground installation, which eliminates the need for conduits, trenching, environmental issues, and difficult maintenance;
- installation designed for general labor, minimizing the need for licensed electricians;
- reduction in the overall number of wire runs by up to 95%;
- elimination of combiner boxes, which speeds installation, lowers material and shipping costs, reduces the number of failure points, and is beneficial to the environment as less copper, aluminum, and plastics are consumed;
- lower maintenance costs over time; and
- increased energy generation enabled by reduced electrical resistance.

Battery Energy Storage and Data Center Solutions

Shoals has expanded our EBOS offerings to support the growing deployment of BESS, leveraging its established experience in large-scale solar infrastructure and DC power architectures. As energy storage becomes increasingly integral to renewable generation, grid stability, and system resilience, Shoals' custom, semi-custom & standardized energy storage infrastructure solutions are designed to support efficient integration, scalability, and long-term operational performance across solar-plus-storage, standalone storage and data center projects.

A core component of Shoals' BESS portfolio is the Recombiner platform. It is energy input agnostic and enables the aggregation of multiple DC inputs from solar arrays, battery storage systems, and other DC microgrid components into a single DC output, allowing batteries to charge and discharge consistent power to the grid. This system-level approach supports DC-coupled architectures and provides flexibility as battery technologies evolve, allowing customers to adapt system designs over time without significant infrastructure changes. By reducing inverter counts and shifting labor-intensive electrical work from the field to a controlled manufacturing environment, the Recombiner contributes to improved installation efficiency, enhanced system reliability, and reduced operational complexity.

Consistent with Shoals' "Inventing Simple" philosophy, our BESS solutions are designed to meet evolving customer challenges, offering:

- configurable and modular design to adapt to project-specific needs, giving developers confidence in every system layout;
- Simplified project layouts with fewer required materials and components, up to 75% reduction in number of inverters needed on a project;
- accelerated installation with consolidated DC inputs and plug-and-play, easy-to-connect components;
- enhanced safety for critical infrastructure and maintenance personnel;
- high-quality construction reducing risks with fewer points of failure and delivering reliable power for a secure operating environment; and
- modular, high-input design supports future site expansion and augmentation

Shoals' broader BESS offerings include prefabricated wiring systems, disconnect switches, and multi-load break disconnect solutions, designed to improve safety, reduce field variability, and support resilient system operation. These solutions emphasize standardization and repeatability, which are increasingly important as storage deployments scale and projects face workforce, schedule, and long-term maintenance considerations.

Data centers represent an emerging application for Shoals' DC power and BESS expertise. As data center operators integrate energy storage to support resilience, manage load growth, and mitigate grid constraints, Shoals' experience in DC power distribution and system-level EBOS design positions the company to address these requirements. In addition to the BESS Recombiner, the company is actively evaluating and developing additional offerings tailored to data center power systems, consistent with its strategy to extend proven EBOS platforms into adjacent mission-critical infrastructure markets.

Sales and Marketing Strategy

On a global scale, demand for renewable energy solutions, energy storage capabilities, and electrical infrastructure continues to grow. In response, we have introduced a suite of products and continue to develop new technologies tailored to meet these evolving needs. We believe our track record as an innovator and leading developer of EBOS technologies positions us to deliver tailored solutions that enhance performance and cost-effectiveness across solar, energy storage, and data center projects. By expanding into new geographic regions, markets, and applications, we aim to strengthen our competitive position and drive long-term growth.

Our value proposition is delivering solutions that simplify installation and lower installation costs, improve safety and reliability, extend asset life, and reduce long-term maintenance costs. We use a range of marketing strategies, including direct marketing campaigns, white papers, independent third-party studies, thought-leadership content, social media, and participation in industry conferences and events.

Our sales process is a highly consultative approach that involves working with developers, engineers, EPCs, subcontractors, and OEM firms. We work collaboratively with all project stakeholders to understand the complexities and goals of each project to ensure continuity throughout the decision-making process. This involves us collaborating on site design, product selection, value engineering and optimization. Our project management team supports the process after a sale is completed by providing the customer submittals for approval, real-time shipping information, and any additional items that may be needed to complete the installation and commissioning. Our customer care continues after a project's completion, with our team providing technical and maintenance support for the life of the project. We believe that our consultative top-down and bottom-up approach fosters brand loyalty with all stakeholders and results in customer retention.

We have manufacturing facilities located in Tennessee and Alabama. We have national sales leaders in the United States that are supported by our engineering staff in Tennessee. Internationally, we have sales personnel located in Spain and Australia. Our team in Spain services Europe, Latin-America, and Africa regions while our personnel in Australia supports Asia-Pacific. These sales representatives are supported by our engineering teams in the United States to ensure that we comply with local codes and regulations.

Our Customers

Traditionally, and for the year ended December 31, 2025, we primarily sold our EBOS solutions and OEM components to customers in the United States, while also fulfilling orders for international utility-scale solar projects. Specifically, we primarily sold to engineering, procurement and construction firms ("EPCs") for use in large solar and BESS projects designed to generate electricity and feed it directly into the electric grid, typically with a generation capacity of 1 megawatt or greater. These EPCs work with owners and developers of solar assets to build energy infrastructure projects. However, given the mission-critical nature of EBOS (as further described below), the decision to use our products typically involves input from both the EPC and the owner/developer of the energy infrastructure energy project.

For the year ended December 31, 2025, our largest customer contributed approximately 19.1% of our total revenue and was one of two customers contributing 10% or greater of total revenue.

Competition

Our offerings are highly specialized and patented products that are specific to the solar industry. The unique expertise required to design EBOS, BESS, data center, and OEM solutions, as well as customers' reluctance to try unproven products, has confined the number of companies that produce such EBOS, BESS and OEM products to a relatively small number. Our principal competitors include Construction Innovation, Hikam America, Inc., Nextpower Inc. (via acquisition of Bentek), Premier PV, TerraSmart, LLC (formerly SolarBOS, Inc.), and Voltage, LLC. We compete on the basis of product performance and features, installation cost, reliability and duration of product warranty, sales and distribution capabilities, packaging and transportation, and training and customer support, as well as the ability to provide system solutions rather than individual components.

Seasonality

We have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers' business. Our end users' ability to install energy systems is affected by weather, as installation and construction projects slow during the colder winter months in the U.S. Such installation delays can impact the timing of orders for our products.

Manufacturing

Our manufacturing facilities are located in Tennessee and Alabama. Our Alabama facility is Internation Organization for Standardization 9001:2015 certified. In 2025, we invested substantial capital as part of the process to expand and consolidate our existing Tennessee-based manufacturing and distribution operations to a new, larger facility in Portland, Tennessee. During the second half of 2025, we received a certificate of occupancy, and began to move operations to the new facility.

Research and Development

We continually devote resources to research and development ("R&D"), with the objective of developing innovative new products that reduce the cost and improve the reliability and safety of renewable energy.

Our development strategy is to identify features that bring value to our customers and differentiate us from our competitors. We measure the effectiveness of our R&D using a number of metrics, beginning with a market requirements definition, which includes a program budget, financial payback, resource requirements, and time required to launch the new product, system, or service into the market. We employ a stringent engineering review process that ensures all R&D programs are meeting their stated objectives from inception to deployment.

We have a strong R&D team with significant experience in solar energy as well as expertise in electrical engineering, systems/control engineering and power electronics. As needed, we collaborate with academia, national laboratories, and consultants to further enhance our capabilities and confirm results independently.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws in the U.S., confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of December 31, 2025, we had 25 U.S. trademark registrations, 3 pending U.S. trademark applications, 39 issued U.S. patents, 4 issued non-U.S. patents, and 49 global patent applications pending examination. Many of our patents relate to more efficient electrical wiring and power transmission from solar panels to power inverters at solar installations. Our current U.S. issued patents are scheduled to expire from 2031 to 2043. The majority of our issued U.S. patents are not set to expire until 2035 or later. When patents expire, we lose the protection and competitive advantages they provide, which could negatively impact our operating results; however, we continue to pursue further intellectual property protection through U.S. and foreign patent applications, non-disclosure agreements, and under trade secret laws.

The term of individual patents in our portfolio vary, depending on, for example, the date of filing or date of patent issuance and the legal term of the patents in the jurisdictions in which they are obtained. Utility patents issued from U.S. patent applications are generally granted for a term of 20 years from the earliest effective filing date of a non-provisional patent application to which the application claims priority. In certain instances, this term may be adjusted to account for United States Patent and Trademark Office delay. The duration of patents outside of the U.S. varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. The actual protection afforded by a patent varies on a country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

We also rely on trade secrets and seek to protect and maintain the confidentiality of proprietary know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. These aspects of our business include proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures. Our policy is to require research and development employees to enter into confidentiality and proprietary information agreements with us to address intellectual property protection issues and to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. However, we might not have entered into such agreements with all applicable personnel, and such agreements might not be self-executing. Moreover, such individuals could breach the terms of such agreements.

We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

Government Regulation

Environmental Laws and Regulations

We are subject to standard environmental, health and safety, and pollution-control laws and regulations in the jurisdictions where we operate. We do not believe the costs of complying with these requirements will be material to our business or operations. While certain facilities may involve limited use or handling of regulated substances in connection with product development, testing, or manufacturing, these activities are not a significant part of our operations. Any failure to properly manage or address such materials, however limited, could expose us to liabilities, remediation obligations, monetary damages, fines, or operational disruptions.

Government Incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity. These incentives take the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation, and either an exclusion of solar energy systems from property tax assessments or a reduction in the property tax rate. The range and duration of these incentives varies widely by geographic market.

The 2022 Inflation Reduction Act ("IRA") in the U.S. made significant changes to the tax credit regime that applies to solar facilities. The IRA allowed U.S. taxpayers making capital investments in solar projects to claim certain Investment Tax Credits ("TC") for the installation of these solar projects. The IRA also generally allowed U.S. taxpayers to elect to receive a production tax credit ("PTC") in lieu of the TC for qualified solar facilities if the construction began before January 1, 2025, among other requirements. In the case of projects placed in service after 2024, each of the TC and PTC was replaced by similar "technology neutral" tax credit incentives that mimic the TC and PTC but also require that projects satisfy a "zero greenhouse gas emissions" standard (which solar does) in order to qualify for the credits.

In 2025, H.R. 1, the One Big Beautiful Bill Act, was enacted into law. H.R.1 modified aspects of the IRA. These changes included a placed in service deadline, for solar and wind projects, of December 31, 2027 and updated compliance requirements under the Foreign Entity of Concern ("FEOC") provisions of Section 48E of the Internal Revenue Code. Additional guidance around FEOC provisions is still forthcoming and expected to be finalized in 2026. Future federal solar and energy incentives remain uncertain.

Trade Regulation and Import Tariffs

Our business activities are subject to numerous laws and regulations in the jurisdictions in which we operate. Particularly, our exports and imports are subject to complex trade and customs laws, tax requirements and tariffs set by governments through mutual agreements or unilateral actions. Changes in tax policies or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations.

Our Human Capital and Culture

As of December 31, 2025, we had approximately 1,480 full-time and temporary employees. The vast majority of our employees are located in the United States.

We foster a collaborative, team-oriented culture that values open communication and candor among all our employees. We also focus on listening, learning, and responding to our employees' concerns to help ensure that we can provide a world-class workplace today and into the future. Our goal is to cultivate a company culture where everyone feels welcomed, valued, treated fairly and respected. We consider these elements crucial to our pursuit of operational excellence and lead to success. We actively seek individuals who share our passion, dedication and entrepreneurial mind set to contribute to a dynamic work environment.

We also encourage our employees to operate by a common set of principles, which includes:

- Responsibility – We integrate quality and safety into everything;
- Integrity – We do the right thing, in the right way, for the right reason;
- Agility – We are quick and flexible at our core;
- Innovation – We lead from the front by simplifying the complex;
- Dedication – We hold ourselves accountable and we never quit; and
- Commitment – We care for people and the planet by investing locally and globally.

We believe that operating with purpose, passion and creativity benefits our customers, stockholders, employees, and suppliers, as well as the communities where we operate and the environment.

None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Employee Training and Development

We recognize the benefits that training can have on building and growing our workforce. We encourage our employees to participate in continuing education and to pursue professional certifications.

We encourage our leaders to provide continuous guidance and feedback to our employees. We believe it is the responsibility of every person in a position of leadership – be it a team lead, supervisor, or manager – to serve as a resource and support for each of our team members.

Compensation and Benefits

We provide a comprehensive suite of rewards and benefits. Our benefits program is designed to provide coverage for our employees' overall health and wellbeing. Our program includes medical and dental coverage, life, and disability insurance. We also offer retirement saving plans through our 401(k) plan, which is available to all full-time employees on their hire date.

Health and Safety

The safety and wellbeing of our employees is at the forefront of everything we do. We strive to have a zero accident culture and our safety management system is built upon that principle. Our occupational health and safety program is designed to drive a proactive safety culture beginning with our management setting the tone for our safety culture and ensuring that everyone feels a sense of ownership for each other's safety and well-being.

The key to preventing injuries begins with establishing the risk profile in our facilities through effective risk assessment and incident reporting and analysis processes. This process enables the organization to implement proactive safety measures, including ergonomic improvements, behavioral and unsafe condition audits, and near miss reporting and assessments, as leading indicators towards our journey to zero accidents.

Available Information

Shoals files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments of such reports with the Securities and Exchange Commission ("SEC"). Any document Shoals files may be inspected, without charge, at the SEC's website at http://www.sec.gov. In addition, through our corporate website at www.shoals.com, Shoals provides a hyperlink to a third-party SEC filing website which posts these filings as soon as reasonably practicable, where they can be reviewed without charge. The information found on our website is not a part of this Annual Report on Form 10-K or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

You should carefully consider the following discussion of significant factors, events and uncertainties in evaluating our business and the forward-looking statements contained in this Annual Report on Form 10-K. The risks described below could materially and adversely affect our business, operating results, liquidity and financial condition. Although we believe we have identified and discussed the principal risks affecting our business, these risk factors may not be exhaustive, and additional risks and uncertainties—whether currently known or unknown, or not presently considered material—could also have a material adverse effect on our business, results of operations or financial condition in the future. In addition to the current and potential trade and tariff policies and their effects on our business and operations discussed in Item 7 of this Form 10-K and in the risk factors below, additional or unforeseen effects of such policies could give rise to, or exacerbate, the risks described herein.

Risks Related to Our Business and Our Industry

If demand for solar energy projects diminishes, we may not be able to grow, and our financial results, business and prospects could be materially adversely impacted.

A significant portion of our business continues to be derived from solar energy projects, and our future success performance remains closely tied to demand for solar energy solutions and the timing of project development and execution. The solar industry has historically been cyclical and subject to periods of slowed sector-wide growth and project delays. In 2023 and 2024, the domestic utility-scale solar market experienced meaningful project delays that pushed execution beyond originally expected timelines and reduced near-term demand for our products.

Demand for solar energy projects may be adversely affected by a variety of factors, many of which are outside of our control, including permitting and interconnection challenges; project financing conditions; lingering uncertainty regarding U.S. energy and trade policy frameworks, potential changes the IRA to solar projects; supply chain constraints; anti-dumping and countervailing duty matters, and broader macroeconomic conditions. Delays or cancellations of solar projects can negatively impact our results due to the long lead times, customized engineering, and project-specific nature of our solutions.

While we have expanded our offerings to support BESS, data center and other adjacent mission-critical energy infrastructure markets, these markets are at varying stages of development and adoption, and their growth may not offset declines or delays in solar project activity on the timing or scale we expect. Increased demand from emerging applications, including energy storage and data center infrastructure driven by artificial intelligence and grid constraints, as well as emerging and developing global economies, may take years to materialize and is subject to market acceptance, regulatory developments, customer investment decisions and our ability to successfully position and scale our solutions in those markets. There is no assurance that such opportunities, or our ability to benefit from them, will materialize.

Our future performance depends in part on the pace and scale of development of new power-consuming facilities, including data centers, and on market acceptance of emerging technologies such as artificial intelligence. If these opportunities do not develop as we expect, if their timing or growth rate is slower than anticipated, or if we are unable to effectively position our solutions to meet these opportunities, our growth and results of operations could be adversely affected.

The solar industry remains subject to demand volatility, and our ability to forecast future performance is complicated by the evolving and competitive nature of the market and recent project delays. Demand for solar energy projects may be affected by factors largely outside of our control, including the relative cost, reliability and performance of solar energy systems compared to conventional and other renewable energy sources; the availability and scope of government subsidies and incentives; energy commodity prices; levels of customer investment, particularly during periods of economic uncertainty; and the emergence or increased support of alternative energy technologies.

If demand for solar energy projects remains weak or projects continue to be delayed, and if our product offering expansion efforts do not develop as expected or on anticipated timelines, demand for our products could decline, which could materially adversely affect our business, financial condition, results of operations and prospects.

If we fail to accurately estimate the potential losses related to the wire insulation shrinkback matter, or fail to recover the costs and expenses incurred by us from the supplier, our profit margins, financial results, business and prospects could be materially adversely impacted.

As previously disclosed, the Company was notified by certain customers that a subset of wire harnesses used in its EBOS solutions presented unacceptable levels of contraction of wire insulation ("wire insulation shrinkback"). Based upon the Company's assessment, the Company currently believes the wire insulation shrinkback is related to defective wire manufactured by Prysmian Cables and Systems USA, LLC ("Prysmian"). Based on the Company's continued analysis of available information obtained throughout the remediation process, the Company determined that a potential loss was both probable and reasonably estimable and has continued to refine its assumptions based on additional information obtained throughout the remediation process. Based on the Company's continued analysis of information available as of the date of this Annual Report on Form 10-K, the estimate of potential losses is $73.0 million. The estimated liability is based on several assumptions. As additional information becomes available, which may include additional reports of wire insulation shrinkback at previously affected and reported solar projects or at projects not previously reported or otherwise identified, the Company may increase its estimated warranty liability from its current estimate, and such increase may be material.

Our warranty liability for this matter is based on several assumptions, including estimated failure rates, the potential magnitude of engineering, procurement and construction firms' labor cost to identify and perform the repair and replacement of impacted harnesses, materials replacement cost, planned remediation method, and inspection costs. We do not have a long history of making assumptions relating to warranties. As a result, these assumptions could prove to be materially different from our current estimate, causing us to incur substantial unanticipated expenses to identify, repair or replace the defective wire or to compensate customers. Additionally, changes to the planned remediation method and additional information about weather delays, site access, replacement scope, and vegetation management could also have a material impact on the warranty liability. Our failure to accurately estimate this liability could result in unexpected volatility to our Class A common stock and have a material adverse effect on our financial condition.

The Company does not maintain insurance for product warranty and has commenced a lawsuit against Prysmian, as discussed in more detail under Litigation in Note 15 - Commitments and Contingencies in our consolidated financial statements included in this Annual Report on Form 10-K. Because the lawsuit against Prysmian is ongoing, potential recovery from Prysmian is not considered probable as defined in Accounting Standards Codification ("ASC") 450, and has not been considered in our estimate of the warranty liability as of December 31, 2025. In addition, the results of the litigation against Prysmian are inherently uncertain and we cannot guarantee the outcome of that litigation. Litigation can be expensive and time consuming and will divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. If we fail to recover the costs and expenses incurred by us in connection with the identification, repair and replacement of the defective Prysmian wire, our financial results, business and prospects could be materially adversely impacted. Our actual loss in this matter is uncertain and may have a material adverse effect on our business, financial condition and results of operations.

Similar to our other products, the defective wires associated with the wire insulation shrinkback matter expose us to potential product liability claims. For more information, see the risk factor below related to defects or performance problems in our products or their parts.

The interruption of the flow of raw materials from international vendors has disrupted our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We source certain raw materials used to manufacture our components and system solutions from vendors outside the United States. Ongoing changes in international relations and tariff regimes, particularly between the U.S. and China, as well as uncertainty regarding China-Taiwan relations could adversely impact the availability and cost of components and our ability to produce our components at targeted levels. We cannot predict whether additional trade restrictions, including increased tariffs, border taxes, embargoes, safeguards and customs restrictions, will be imposed by the U.S. or other foreign governments. Continued economic uncertainty, escalation of trade tensions, geopolitical conflicts, foreign currency fluctuations, natural disasters; public health events, theft, restrictions on the transfer of funds, the financial instability or bankruptcy of vendors, and significant labor disputes and disruptions, their effects or the perception of their effects could further impair our supply chain, increase logistics and input costs, or delay production and adversely affect our business, financial condition and results of operations.

We are subject to risks from changes to trade restrictions, import tariffs, anti-dumping and countervailing duties. Such changes could adversely affect the amount or timing of our revenue, results of operations or cash flows.

Changes or the threat of changes in import and export policies, including customs and trade restrictions, new or increased tariffs or quotas, sanctions, embargoes, or safeguards by the U.S. and/or other foreign governments could require changes in the manner in which we conduct business and adversely affect our financial condition, results of operations, reputation and our relationships with customers, suppliers and employees in the short- or long-term. Additionally, such policy changes or instability can impact our supply chain, including our ability to acquire raw materials and to timely manufacture our components and system solutions. Further, significant changes to trade policy may impact our ability to source our required raw materials from alternative vendors due to increased demand, which could reduce or delay the supply of raw materials available to us. Changes in trade policy, including retaliatory actions from governments, may result in higher costs, and we may not be able to pass such resulting increases in raw material costs to our customers. Additionally, if the price of solar systems in the U.S. increases, its use could become less economically feasible and could reduce our gross profits or reduce the demand of solar systems manufactured and sold, which in turn may decrease demand for our products. Such outcomes could adversely affect the amount or timing of our revenue, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products.

For example, on February 1, 2025, the U.S. government announced 10% tariffs on product imports from China. China imposed retaliatory 10% tariff measures on U.S. goods. Both the U.S. and China have suspended heightened tariff imposition until November 2026. If maintained, the newly announced tariffs and the potential escalation of trade disputes could pose a significant risk to our business and would affect our revenue and cost of goods sold. The extent and duration of the tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Further, actions we take to adapt to new tariffs or trade restrictions may negatively affect key customers, suppliers, and manufacturing partners and cause us to modify our operations, forgo potential business opportunities, or lose awarded business opportunities. Given the global complexity of trade policy, it is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.

We have modified, and in the future may modify, our business strategy to abandon lines of business or implement new lines of business. Modifying our business strategy could have an adverse effect on our business and financial results.

From time to time, we review our business strategy and, have in the past modified it, and may in the future do so again. We previously abandoned efforts to penetrate the electric-vehicle market due to specific industry challenges and are currently developing solutions seeking to further penetrate the CC&I market, BESS market, data centers market, the OEM market and international markets. Abandoning lines of business has in the past led to, and in the future may lead to, increased costs, loss of customers, our reputation being negatively impacted, and our failure to fully recoup the investments made in those lines of business. Implementing new lines of business also poses challenges including with respect to our ability to build a well-recognized and respected brand in that specific industry, expanding our customer base, improving and maintaining operational efficiency for new lines of business, and anticipating and adapting to changing market conditions, including technological development and changes in competitive landscape. Shifts in business strategy can and have made it more difficult for us to collect data and accurately forecast our production and material needs, price our goods and services, and estimate our margins. Failure to successfully manage the risks of modifying our business strategy could have a material adverse effect on our business, financial condition and results of operations.

Amounts included in our backlog and awarded orders may not result in actual revenue or translate into profits.

As of December 31, 2025, we had $747.6 million of backlog and awarded orders. Backlog of $326.2 million represents signed purchase orders or contractual minimum purchase commitments with take-or-pay provisions and awarded orders of $421.4 million are orders we are in the process of documenting a contract but for which a contract has not yet been signed. In 2025, backlog and awarded orders increased compared to 2024 and 2023. We cannot guarantee that our backlog or awarded orders will maintain its current growth levels, or that awarded orders will become backlog or that backlog will result in actual revenue in the originally anticipated period or at all. In addition, the contracts included in our backlog or awarded orders may not generate margins equal to our historical operating results. Our customers have experienced project delays and may cancel orders as a result of external market factors and political, economic, supply chain or other factors beyond our control. If our backlog and awarded orders fail to result in revenue at all or in a timely manner, we could experience a reduction in revenue, profitability and liquidity.

Defects or performance problems in our products or their parts, whether due to manufacturing, installation, or use, including those related to the wire insulation shrinkback matter, have a high consequence of failure and can lead to equipment and systems failure, physical injury or death, and in the past have, and in the future could, result in loss of customers, reputational damage and decreased revenue, and materially adversely impact our business, financial condition and results of operations.

EBOS components, including the wires related to the wire insulation shrinkback matter, whether manufactured by us or third party suppliers, are products and systems for which the consequences of failure are significant and can include, among other issues, equipment damage, fire damage, and even serious injury or death because of the high voltages involved and potential for fire.

Although we conduct quality assessments on our products and these products are manufactured according to stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects, product failures, destruction or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, installation or system failures, which can affect both the quality and the yield of the product. Any such issues, including those related to the wire insulation shrinkback matter, could result in shipment delays, rejection of products, replacement or recall of products, reputational harm, lost revenue and increased costs.

Furthermore, defective components may give rise to warranty claims (such as those related to the wire insulation shrinkback matter), or indemnity or product liability claims against us, that may exceed any revenue or profit we receive from the affected products. While we accrue reserves for warranty claims, our warranty accruals are based on assumptions regarding future product performance, and we have limited historical experience making such assumptions for certain products. If these assumptions prove inaccurate, we may incur substantial unanticipated expenses to repair or replace defective products or to compensate customers for defective products, which could materially and adversely affect our financial condition and results of operations.

If one of our products, including those involved in the wire insulation shrinkback matter, causes injury or property damage, we could be exposed to product liability claims. The successful assertion of a product liability claim against us could result in significant monetary damages, penalties or fines, adverse publicity, reputational damage, loss of competitive position, and reduced sales of our products. In addition, product liability claims or defects involving other companies in the solar industry could negatively affect market perceptions of the industry , which may adversely affect our ability to attract new customers and harm our growth and financial performance.

We have experienced, and may experience in the future, delays, disruptions, quality control or reputational problems in our manufacturing operations in part due to our vendor concentration.

Our product development, manufacturing and testing processes are complex, involve a number of precise steps from design to production, and require significant technological and production process expertise, and therefore we depend on a limited number of vendors and suppliers. Any vendor delay or disruption could cause a delay or disruption in our ability to meet customer requirements which may result in a loss of customers. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. In addition, our reliance on a limited number of manufacturing and production facilities, vendors and suppliers may result in increased concentration risk, and this concentration may increase over time as we adjust or consolidate our manufacturing footprint, vendor relationships or sourcing strategies. Any further concentration could reduce our ability to mitigate disruptions, limit our flexibility to transition to alternative facilities, sources or suppliers, and amplify the impact of operational, quality, capacity or compliance issues affecting our Company. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

We do not control our vendors or suppliers or their business practices and our oversight of their actions is limited. Accordingly, we cannot guarantee that they follow quality control, ethical or other desired business practices. If vendors or suppliers fail to comply with applicable laws, regulations, quality standards, safety codes, employment practices, human rights standards, environmental standards, production practices, or diverge from labor practices generally accepted as ethical in the U.S. or other markets in which we do business, we could attract negative publicity and harm our reputation and business. In certain cases, identifying, qualifying and transitioning to alternative suppliers or components may require engineering validation, testing or customer approval, which can take time and may not be feasible within project schedules. As a result, supply disruptions or vendor issues may not be readily mitigated and could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to retain our key personnel and attract additional qualified personnel, our business strategy and prospects could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team, key technical personnel and other qualified employees, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges in identifying, hiring and retaining qualified personnel in many areas of our business.

An inability to attract and retain senior and middle management, an inability to effectively provide for the succession of senior management, or an inability to attract and retain other key or qualified personnel could limit or delay our ability to execute our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products are primarily manufactured and shipped from our production facilities in Tennessee, and any damage or disruption at these facilities may harm our business.

A significant portion of our operations is located in our Tennessee manufacturing facilities. Issues with our workforce, including illness or absenteeism, unionization initiatives or difficulties in recruiting and retaining skilled workers in the area may have a material adverse effect on our business. Further, our geographic concentration exposes us to increased risk with regards to natural disasters, including tornados, fire, power interruption or other calamity at any one of our facilities, or any combination thereof. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits. Certain of the equipment used to manufacture our products could be difficult, time consuming, or costly to replace or repair if damaged. Our property and business disruption insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may face difficulties integrating and optimizing our consolidated Tennessee-based manufacturing and distribution operations and may not fully realize the anticipated benefits.

In 2024, we announced plans for significant capital investment to expand and consolidate our Tennessee-based manufacturing and distribution operations at a new facility in Portland, Tennessee. The expansion and consolidation were launched in the fourth quarter of 2025 with the opening of our 638,000-square-foot Mega Plant; however, we continue to integrate, ramp up, relocate and optimize operations in the new facility.

The development, transition and integration of a large, consolidated manufacturing and distribution facility are complex and have involved, and may continue to involve, operational challenges, including inefficiencies during ramp-up, higher-than-expected costs, supply chain disruptions, quality control issues, workforce coordination challenges and delays in achieving expected operational performance. These efforts may also exacerbate geographic concentration risks described elsewhere in this Annual Report on Form 10-K. In addition, the time and expense required to stabilize operations and achieve anticipated efficiencies and cost savings may be greater than expected, and there can be no assurance that the anticipated benefits of the consolidation will be fully realized, or realized within expected timeframes.

Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects and could cause our actual results to differ materially from our expectations or projections.

Safety issues may subject us to penalties, negatively impact customer relationships, result in higher operating costs, and negatively impact employee morale and turnover.

We have manufacturing facilities that are susceptible to numerous industrial safety risks that can lead to personal injury, loss of life, and damage to property and equipment. Even with precautions to avoid incidents, we have experienced accidents in the past and may again in the future, which can negatively affect our safety record. A poor safety record can harm our reputation with existing and potential customers, jeopardize our relationship with employees in a competitive labor market, increase our insurance and operating costs and could adversely impact our business and results of operations.

The market for our products is competitive, and we face increased competition as new and existing competitors introduce EBOS system solutions and components, which could negatively affect our results of operations and market share.

The market for EBOS system solutions and components is competitive. Our principal competitors include Construction Innovation, Hikam America, Inc., Nextpower (via acquisition of Bentek), Premier PV, TerraSmart, LLC (formerly SolarBOS, Inc.), and Voltage, LLC. We compete on the basis of product performance and features, installation cost, reliability and duration of product warranty, sales and distribution capabilities, packaging and transportation, and training and customer support. Competition continues to intensify as new and existing competitors enter the market. If our competitors introduce new technologies that are successful in offering price competitive and technological attractive EBOS system solutions and components, it may become more difficult for us to maintain market share.

Our existing and potential competitors may have greater financial, technological or operational resources, enabling them to offer products at aggressive pricing levels, develop new or enhanced technologies more quickly, or enter into strategic partnerships that strengthen their competitive position. Competitive pricing pressures, including discounting and volume-based pricing, have affected, and may continue to affect, our revenue and gross profit. In addition, if we are unable to respond effectively to technological changes, adopt alternative or enhanced solutions, or execute timely innovation and development initiatives, our products may become less competitive or obsolete, which could result in lost market share, reduced revenue and diminished margins.

Macroeconomic conditions, including high inflation, high interest rates, and geopolitical instability impacts our business and financial results.

Global markets have experienced significant volatility in recent years due to macroeconomic conditions such as elevated inflation, capital market volatility, supply chain disruptions and broader geopolitical instability.

These conditions have increased economic uncertainty, negatively affected demand for our products, lengthened our sales cycles, and made access to capital more difficult and costly. Inflationary pressures have increased energy, freight and other operating costs, while high interest rates have increased borrowing costs for both us and our customers.

In addition, a reduction in the availability of project debt capital or an increase in the cost of financing may make it more difficult for end customers to finance solar energy projects and could reduce demand for our products. While government subsidies and economic incentives currently support the adoption of solar energy, there is no assurance that such incentives will remain in place, be extended or be available on favorable terms. Many end users depend on financing and incentives to fund the capital expenditures required to construct solar energy projects, and changes in these programs could adversely affect project economics.

Higher interest rates may also lower expected returns on solar energy investments, increase required equity contributions, or make alternative investments more attractive relative to solar energy projects, which could cause end users to delay, reduce or forego investment in solar projects. While we continue to monitor and evaluate strategies to mitigate the impact of macroeconomic conditions, there can be no assurance that worsening economic conditions will not materially and adversely affect our business, financial condition, results of operations or liquidity.

We are subject to risks related to our ability to protect, enforce, and defend our intellectual property.

Our success depends in significant part on our ability to obtain, maintain, protect, enforce and defend our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and other contractual arrangements, to protect our technology and competitive position. These protections may be limited in scope and may not prevent competitors from duplicating, designing around or otherwise exploiting our technology, or from independently developing competing products.

We have applied for patents in the U.S. and abroad, some of which have been issued, but we cannot guarantee that pending patent or other intellectual property registration applications will be granted, that our intellectual property rights will be sufficiently broad, or that our issued patents, trademarks or trade names will not be opposed, contested, challenged, invalidated, circumvented, or rendered unenforceable. Any failure to obtain or maintain adequate intellectual property protection could impair our ability to commercialize our products, require product redesigns or rebranding, or adversely affect our competitive position.

As disclosed under Litigation in Note 15 - Commitments and Contingencies to our consolidated financial statements included in this Annual Report on Form 10-K, we have filed patent infringement complaints with the U.S. International Trade Commission ("ITC") and in U.S. District Courts against certain competitors. These proceedings are costly and uncertain and place our asserted patents and other intellectual property at risk of being invalidated or interpreted in a manner that permits competing products to be imported and sold in the United States. If we are unsuccessful, we could lose revenue and face increased competition from the defendants or other third parties. In addition, enforcement actions may prompt counterclaims or other challenges to our intellectual property rights before courts or administrative bodies.

We also rely on trade secrets, nondisclosure agreements and trademarks to protect proprietary information and brand recognition; however, these measures may not be effective in preventing misuse, misappropriation or infringement, particularly in jurisdictions with less developed intellectual property enforcement regimes. Any inability to protect, enforce or defend our intellectual property, or the incurrence of significant costs in doing so, could materially adversely affect our business, financial condition and results of operations.

Acquisitions, joint ventures and/or investments and the failure to integrate acquired businesses, could disrupt our business and negatively impact our results of operations.

Our success depends, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may pursue growth through the acquisition of complementary businesses, solutions or technologies or through joint ventures or investments. The identification of suitable candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions or joint ventures.

Achieving anticipated benefits and synergies from acquisitions is uncertain and subject to various risks, including our ability to integrate or benefit from acquired technologies or services in a profitable manner; diversion of capital and other resources, including management's attention; unanticipated costs or liabilities related to the acquisition; failure to leverage the increased scale of the combined businesses quickly and effectively; the potential impact of the acquisition on our relationships with employees, customers, suppliers and other business partners; challenges associated with integrating personnel, operations and retaining key employees; and potential litigation. Many of these factors will be outside of our control and any one of them could result in increased costs, decrease in expected revenues and diversion of management's time and attention, which could materially impact the combined company. The full benefits of an acquisition may not be realized within the anticipated time frame or at all. All of these factors could decrease or delay the expected accretive effect of acquisitions and negatively impact our results of operations.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment could harm our business and negatively impact revenue, results of operations, and cash flow.

A small number of customers have historically accounted for a material portion of our revenue. For the year ended December 31, 2025, our largest customer and five largest customers constituted approximately 19.1% and 53.7% of total revenue, respectively. As a result of this customer concentration, certain customers may have greater bargaining leverage, which could increase pricing pressure or influence the commercial terms on which we transact with such customers and adversely affect our margins, cash flows and results of operations. Further, the Company's trade accounts receivable are from companies within the solar industry, and as such, the Company is exposed to industry credit risks. As of December 31, 2025, our largest customer and five largest customers constituted 25.2% and 46.8% of trade accounts receivable, respectively. Accordingly, loss of our largest customer or other significant customers, a significant reduction in pricing or order volume from our largest customer or other significant customers, their inability to perform under their contracts, or their default in payment could adversely reduce net sales and operating results in any reporting period.

A significant drop in the price of electricity may harm our business, financial condition, results of operations and prospects.

Significant decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact owners of solar energy projects or make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of: (i) increased deployment of lower-cost electricity generation technologies or facilities, including renewable, conventional or alternative energy sources; (ii) reductions in fuel prices or other input costs used in electricity generation; (iii) changes in governmental policies, utility rate structures, subsidies or regulatory frameworks that reduce electricity prices; (iv) improvements in transmission, grid, energy-management or energy-storage technologies that increase access to or efficiency of lower-cost power; and (v) changes in electricity consumption patterns, load profiles or end-user demand that reduce overall electricity demand or shift usage to lower-cost alternatives.

If the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.

Failure of our information technology systems, including those managed by third parties, or cybersecurity incidents could disrupt our operations and adversely affect our results of operations.

We rely extensively on information technology systems, including data centers, hardware, software and third-party applications, to operate our business, manage logistics and inventory, process transactions, communicate internally and externally, and generate financial and operational reports. Certain aspects of our business also involve the collection, use, storage and transmission of personal, confidential and sensitive information relating to customers, end users, employees, suppliers and the Company. The integrity, confidentiality, security and availability of these systems, including those operated by third-party service providers, are critical to our operations.

Our information technology systems and those of our third-party vendors are subject to risks from cybersecurity incidents, unauthorized access, system failures, human error, power outages, natural disasters and other disruptive events. The risk of cyberattacks and intrusions has increased as the number, sophistication and intensity of such incidents continue to grow, including those perpetrated by organized crime groups and nation-state actors, and as a result of increased capabilities of artificial intelligence. We have been, and expect to continue to be, the target of fraudulent communications and other cyber threats, and we have experienced immaterial cybersecurity incidents. Although we maintain cybersecurity safeguards and cyber liability insurance, these measures may not be sufficient to prevent or fully mitigate all incidents or losses, and insurance coverage may be unavailable or insufficient.

Any actual or perceived failure of our information technology systems, including disruptions caused by system upgrades, integrations, or reliance on third-party service providers, or any unauthorized access to or disclosure of personal, confidential or sensitive data, could disrupt our operations, harm our reputation, reduce customer confidence, result in lost sales, and expose us to regulatory scrutiny, litigation or other liabilities. In addition, compliance with evolving data protection, cybersecurity and incident disclosure requirements may increase our costs, and any failure to comply could subject us to fines, penalties or other regulatory actions. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects.

Our expansion outside the U.S. could subject us to additional business, financial, regulatory and competitive risks.

We continue to work on enhancing our geographic focus outside of the U.S., with a primary focus on Southern Europe, Australia and the Pacific Region. Our expansion outside of the U.S. involves developing region-specific products; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; creating international subsidiaries to build credibility and market presence; and utilizing locally sourced components in our products in jurisdictions where it is required. In addition, we have begun executing on expansion opportunities in other international markets, including Latin America, through the supply of our products for solar energy projects, which may expose us to additional regulatory, commercial and operational risks associated with operating in new jurisdictions.

Our products and services to be offered outside of the U.S. may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the reengineering of select components to reduce costs, and region-specific customer training, site commissioning, warranty remediation and other technical services.

These markets have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets increases our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"). The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate and may operate in the future may also have anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Failure to manage the risks and challenges associated with our potential expansion into new geographic markets could adversely affect our revenue and our ability to achieve or sustain profitability.

Our indebtedness could adversely affect our financial flexibility, restrict our current and future operations, and our competitive position.

As of December 31, 2025, we had $136.8 million revolving loans outstanding under the Senior Secured Credit Agreement. Our indebtedness could have important consequences to you and significant effects on our business. For example, it could increase our vulnerability to adverse changes in general economic, industry and competitive conditions; reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in our business and our industry; restrict us from pursuing business opportunities; making it more difficult to satisfy financial obligations; place us at a disadvantage compared to our competitors that have less debt; and limit our ability to borrow additional funds. We may also be unable to generate sufficient cash to pay any amounts due.

In addition, the Senior Secured Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Furthermore, we are required to maintain compliance with various financial ratios in the Senior Secured Credit Agreement. A failure by us to comply with the covenants or to maintain the required financial ratios contained in the Senior Secured Credit Agreement could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. A default by us under the Senior Secured Credit Agreement or an agreement governing any other future indebtedness may trigger cross-defaults and acceleration under any other future agreements governing our indebtedness. If any of our indebtedness is accelerated, there can be no assurance that our assets will be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.

Risks Related to Regulatory Matters

Existing electric utility industry, federal state and municipal renewable energy and solar energy policies and regulations, including zoning and siting laws, and any subsequent changes, present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete.

Federal, state, local and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenue or increasing costs or regulatory burdens for would-be system purchasers. Any resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

Renewable portfolio standards ("RPS") and clean energy standards ("CES") are key policies intended to promote solar and renewable electricity. Currently, over half of the U.S. states, the District of Columbia, and Puerto Rico have implemented some form of RPS/CES policy, which mandates that a certain portion of electricity delivered by regulated utilities to customers come from a set of eligible renewable or clean energy resources by a certain compliance date. Additionally, several states have set voluntary renewable energy goals. RPS/CES policies vary widely by jurisdiction. In some areas, requirements have been satisfied and utilities must only prevent reductions in qualifying energy purchases and sales, while in other jurisdictions, RPS/CES policies continue to require substantial increases, up to 100 percent renewable electric generation, with final compliance dates typically 20 or more years out. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPS/CES policies emerge periodically in various jurisdictions. There can be no assurance that state RPS/CES policies or other policies supporting renewable energy will continue.

Additionally, states, counties, and municipalities have the ability to slow or obstruct the development of new solar projects by using permitting, zoning and siting laws. Many states that support the renewable energy sector have tried to limit the ability of counties or municipalities to block solar development in this way. In some states, the public utility commissions or other State agencies have authority to preempt local zoning decisions that unreasonably interfere with solar development. Other states effectively allow municipalities and counties to exercise their standard land use powers. In the future, the approach taken in individual states may change and will be driven by the political climate in those states. There is no guarantee that states will continue to enact zoning and permitting laws that support the renewable energy sector.

Net metering policies for on-site solar have also promoted solar electricity by allowing solar PV system owners to only pay for power usage net of production from the solar PV system. Under a net metering program, the customer typically pays for the net energy used or receives a credit against future bills if more energy is produced than consumed. While most U.S. states have adopted some form of net metering for small solar projects, these programs have recently come under regulatory scrutiny in some jurisdictions due to allegations that net metering policies inequitably shift costs onto non-solar ratepayers. A number of states have made changes to net metering programs that lessen the benefits associated with net metering. Net metering policies may in the future be modified or even eliminated in some states. The absence of favorable net metering policies or of net metering entirely, or the imposition of new charges that only or disproportionately affect end-users that use net metering would significantly limit demand for our products and could have a material adverse effect on our business, financial condition, results of operations and future growth.

Additionally, as new solar projects are planned and built, as part of the interconnection process, the developers typically are required to pay for any required upgrades to the local distribution lines or to the electric transmission system. In particular areas, as the number of solar projects increases, the costs of these upgrades are likely to increase. This may have the effect of reducing the economic benefits of these projects and may lead to the cancellation of marginal projects. Certainly, federal and state regulatory policies may have an impact on how these interconnection costs are calculated and on the amount of time needed to complete the necessary interconnection studies. There may be risks that federal or state regulators will develop interconnection rules or procedures that are more burdensome than they are today for developers of solar projects.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the U.S. or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor electric utilities, non-solar generation, or other market participants, or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth.

Changes in tax laws or regulations that are applied adversely to us, or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense or that of our customers, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock may decline and may continue to be subject to significant volatility.

The market price of our Class A common stock has, and could be, subject to significant fluctuations. The price of our stock changes in response to fluctuations in our results of operations, the wire insulation shrinkback matter, other factors specific to our Company, and in response to macroeconomic factors as well as factors specific to the solar energy industry and companies in our industry, many of which are beyond our control. As a result, our share price has experienced significant volatility and may not necessarily reflect the value of our expected performance, which may prevent investors from being able to sell their Class A common stock at or above their purchase price. Declines in our stock price can also decrease the value of our equity compensation programs, which could make it hard to retain key personnel.

Additionally, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Furthermore, we have, and in the future, we may also issue securities in connection with investments, acquisitions or capital raising activities, which would dilute our current stockholders and impact the price of our Class A common stock.

Further, the repurchase of our Class A common stock pursuant to the Repurchase Program could affect the price of our Class A common stock and increase its volatility and there can be no assurance that any share repurchases will enhance stockholder value because the stock price of our Class A common stock may decline below the levels at which we effected repurchases. Pursuant to the Repurchase Program announced by the Company on June 11, 2024, we are authorized to repurchase up to $150 million of outstanding shares of our Class A common stock from time to time. As of December 31, 2025, we had repurchased $25 million under the program. We are not obligated to repurchase any additional shares, and the timing, manner, price, and actual amount of future share repurchases will depend on a variety of factors, including stock price, market conditions, other capital management needs and opportunities, and corporate and regulatory considerations. Further, the Repurchase Program may be suspended or discontinued at any time and may reduce the amount of cash we have available, impacting our liquidity.

Because we do not expect to pay any cash distributions or dividends in the foreseeable future, appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the trading price of our Class A common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe to be advantageous. These provisions include: (i) authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt; (ii) not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; (iii) limiting the ability of stockholders to call a special stockholder meeting; (iv) prohibiting stockholders from acting by written consent; (v) establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; (vi) the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon; (vii) providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our amended and restated bylaws; and (viii) requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of Class A common stock to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the "DGCL"), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our amended and restated bylaws.

Our amended and restated certificate of incorporation also provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our bylaws; any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an "internal corporate claim" as defined in Section 115 of the DGCL. These forum selection provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable, may discourage such lawsuits against us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers or employees, and could result in increased costs or delays associated with resolving such disputes.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws. It is uncertain whether a court would enforce this provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our cybersecurity strategy focuses on striking a balance between data barriers and access, and promoting vigilance among our employees, contractors, and business partners. We monitor and implement procedures, policies, and activities designed to manage our data and to maintain a high level of privacy and security within our systems. In 2025, we continued the development of our enterprise risk program, which integrates cybersecurity.

Our cybersecurity processes include technical security controls, policy enforcement mechanisms, monitoring systems, tools and related services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. We have implemented risk-based controls to protect our information, the information of our customers and other third parties, our information systems, our business operations, and our products and related services. We have an information security risk program that is designed based on the National Institute of Standards and Technology Cybersecurity Framework, industry leading practices, privacy laws and regulations, and other applicable standards and regulations. Our program includes a defense-in-depth approach with multiple layers of security controls, including network segmentation, security monitoring, endpoint protection, and identity and access management, as well as data protection leading practices and data loss prevention controls.

Through our cybersecurity program, we continuously monitor cybersecurity vulnerabilities and potential attack vectors, and we evaluate the potential adverse operational and financial effects of a cybersecurity incident.

In addition, we maintain specific policies and practices governing our third-party security risks, including our third-party assessment process. Under this assessment process, we gather information from certain third parties who contract with us and share or receive personal identifying and confidential information, to help us assess potential risks associated with their security controls. We also generally require third parties to, among other things, maintain security controls to protect our confidential information and data, the confidential information of our customers, and to notify us of data incidents that may impact our data or data of our customers. We assess the risks from cybersecurity threats that impact select third-party service providers with whom we share personal identifying and confidential information. We continue to enhance our oversight processes for how we identify and manage cybersecurity risks associated with the services we procure from such third parties.

Our cybersecurity awareness program includes regular phishing simulations, and quarterly general cybersecurity awareness and data protection training modules for all employees with network access,as well as more contextual and personalized training modules for applicable users and roles. The Company conducts annual internal security audits and vulnerability assessments of the Company's information systems and related controls, including systems that process or store personal data. In addition, we leverage third party cybersecurity specialists to conduct annual external audits and assessments of our cybersecurity program and practices, including our data protection practices, as well as to conduct targeted cyber-attack simulations. We have obtained cybersecurity liability insurance, however, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

In 2025, we did not experience, and are not reasonably likely to have experience, a material cybersecurity incident. However, future incidents could have a material impact on our business strategy, results of operations, or financial condition. For additional discussion of the risks posed by cybersecurity threats, see Item 1A. "Risk Factors—The unauthorized access to our information technology systems or the disclosure of personal or sensitive data or confidential information, whether through a breach of our computer system or otherwise, could severely disrupt our business or reduce our sales or profitability" and "Failure of our information technology systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations."

Governance

Our board of directors reviews our management of cybersecurity risks, and has delegated to our Audit Committee primary oversight of such risks and the steps our management takes to monitor and control these risks. Our data privacy and security program is overseen by our Vice President of Information Technology ("IT"), who reports to the Board on an annual basis about cybersecurity risks. Our Board also receives quarterly reports about cybersecurity matters and the Company's efforts to prevent, detect, mitigate, and remediate cybersecurity risks. Our Audit Committee also receives regular reports about cybersecurity matters, including cybersecurity threats, and it receives details about any significant cybersecurity incidents.

Our Vice President of IT leads our dedicated Information Technology team ("IT team"), which executes our data privacy and information security programs and policies, and our Cyber Incident Response Team ("IRT"), which executes our incident response procedures in the event of a data privacy or security event and conducts annual exercises simulating cybersecurity incidents. The IRT is comprised of internal members from the finance, legal, human resources, and operations departments, and are assisted by external cybersecurity vendors and advisors. The members of our IRT understand the complexities of our business and are experienced in the financial, legal, regulatory and operational consequences of a cybersecurity incident or threat to the Company.

Item 2. Properties

The table below describes the material facilities owned or leased by Shoals Technologies Group, Inc. as of February 2026:

Location	Status	Approximate Square Feet	Uses
1400 Shoals Way, Portland, TN	Owned	103,200	Office, manufacturing, warehousing and shipping
215 Industrial Drive, Muscle Shoals, AL	Owned	16,910	Office, manufacturing, warehousing and shipping
109 Kirby Drive, Portland, TN	Leased	219,767	Office, manufacturing, warehousing and shipping
1500 Shoals Way, Portland, TN	Leased	638,330	Office, manufacturing, warehousing and shipping

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation relating to claims that arise out of our operations and businesses and that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. Except as described under Litigation in Note 15 - Commitments and Contingencies in our consolidated financial statements included in this Annual Report on Form 10-K, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock is traded on the Nasdaq Global Market under the symbol "SHLS". Our Class B common stock is not listed nor traded on any stock exchange.

Holders of Record

As of February 19, 2026, there were four registered account holders of our Class A common stock. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers. As of February 19, 2026, there were no shares of Class B common stock outstanding, and therefore, no registered account holders thereof.

Dividend Policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business and therefore we do not currently expect to pay any cash dividends. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Our Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is incorporated herein by reference to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of Part III of this Annual Report on Form 10-K.

Recent Sales of Unregistered Equity Securities

There were no unregistered sales of equity securities during the year ended December 31, 2025 that have not been previously reported in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

Use of Proceeds from Registered Securities

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our consolidated financial statements and the related notes and other financial information included in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. For this purpose, any statements contained in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this Form 10-K captioned "Forward-Looking Statements" and "Risk Factors". Management's discussion and analysis relating to the fiscal year ended December 31, 2024 and the applicable year-to-year comparisons to the fiscal year ended December 31, 2023 are not included in this Annual Report on Form 10-K but can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

This MD&A contains the presentation of Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings per Share, which are not presented in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings per Share are being presented because management believes they provide investors and readers of this Form 10-K with additional insight into our operational performance relative to earlier periods and relative to our competitors. We do not intend Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA,

Adjusted Net Income, and Adjusted Diluted Earnings per Share to be substitutes for any GAAP financial information. Readers of this Form 10-K should use Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings per Share only in conjunction with Gross Profit, Net Income, and Net Income Attributable to Shoals Technologies Group, Inc., the most closely comparable GAAP financial measures, as applicable. Reconciliations of Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings per Share to the respective most closely comparable GAAP measure, as well as a calculation of Adjusted Gross Profit Percentage and Adjusted Diluted Weighted Average Shares Outstanding, are provided below, in "—Non-GAAP Financial Measures."

Overview

Shoals Technologies Group is a leading design-engineering and manufacturer of advanced electrical infrastructure solutions for mission-critical applications across solar photovoltaic (PV), battery energy storage solutions (BESS), and data center power systems. Our solutions also support original equipment manufacturers ("OEMs"). EBOS encompasses all of the components that are necessary to carry the electric current produced by solar panels or stored by a BESS solution to an inverter and ultimately to the power grid. Since electrical infrastructure is the backbone of a solar or BESS project, our products play a mission-critical role in the quality, safety, reliability, and efficiency of energy projects, which the industry prioritizes over price when selecting EBOS solutions.

We design, manufacture and sell a variety of products used by the solar and battery storage industries, including Solar BLA Solutions; Homeruns, Interconnection and Extension Solutions; Combiners and Re-Combiners; Load Break Disconnects and Transition Solutions; Wireless Performance Monitoring; and BESS. We refer to complete EBOS solutions that use products manufactured by us, typically in connection with the design and specification of an entire EBOS system, as "system solutions". When we sell a system solution, we work with our customers to design, specify and engineer their system solution to provide a complete customized EBOS solution consisting of individualized products that maximizes reliability and energy production while minimizing cost. We also provide technical support during installation and the transition to operations and maintenance. We refer to individual, often custom and proprietary, products we sell as "components". We believe our system solutions are unique in our industry because they integrate design and engineering support, proprietary components and innovative installation methods into a single offering that would otherwise be challenging for a customer to obtain from a single provider or at all.

Traditionally, and for the year ended December 31, 2025, we primarily sold our EBOS solutions and OEM components to customers in the United States, while also fulfilling orders for international utility-scale solar projects. Specifically, we primarily sold to engineering, procurement and construction firms ("EPCs") for use in large solar and BESS projects designed to generate electricity and feed it directly into the electric grid, typically with a generation capacity of 1 megawatt or greater. These EPCs work with owners and developers of solar assets to build energy infrastructure projects. However, given the mission-critical nature of EBOS (as further described below), the decision to use our products typically involves input from both the EPC and the owner/developer of the energy infrastructure energy project.

We have a focus in two end-markets: (1) clean, grid connected energy and (2) data center + mission-critical electrical infrastructure. This market diversification seeks to capitalize on the growing global demand for energy and the need to accelerate electrification.

We derived 78.7% of our revenue from the sale of system solutions for the year ended December 31, 2025. As of December 31, 2025, we had $747.6 million of backlog and awarded orders. Backlog of $326.2 million represents signed purchase orders or contractual minimum purchase commitments with take-or-pay provisions and awarded orders of $421.4 million are orders we are in the process of documenting a contract for but for which a contract has not yet been signed. As of December 31, 2025, we believe approximately $326.2 million of backlog and $277.3 million of awarded orders have delivery dates in 2026. The remaining $144.1 million have planned delivery dates beyond 2026. Additionally, we believe more than 12% of our December 31, 2025 backlog and awarded orders relate to international projects. As of December 31, 2025, backlog and awarded orders increased by 17.8% relative to December 31, 2024 and increased by 3.7% relative to September 30, 2025.

Elimination of Up-C Structure and Entity Simplification

In the first quarter of 2023, we simplified our corporate structure by, among other things, eliminating the umbrella-partnership C corporation structure ("Up-C structure") that was in place since its January 29, 2021 initial public offering ("IPO"). Following a secondary offering of shares of Class A common stock by certain selling stockholders in March 2023, all the holders of limited liability interests of Shoals Parent LLC ("LLC Interests"), our former operating subsidiary, exchanged all the LLC Interests and corresponding shares of Class B common stock of the Company beneficially owned by them into shares of Class A common stock of the Company. As a result, upon effectiveness of such exchanges, all of the LLC Interests in Shoals Parent LLC were held by the Company, no other holders owned LLC Interests and no Class B common stock was or is outstanding.

Following the elimination of the Up-C structure, effective December 31, 2023, the Company consummated an internal reorganization transaction whereby certain of the Company's wholly-owned subsidiaries merged with and into other subsidiaries. As part of this reorganization, Shoals Parent LLC merged with and into Shoals Intermediate Parent, with Shoals Intermediate Parent as the surviving corporation.

Trends and Uncertainties

Trade Regulation and Import Tariffs

Our business activities are subject to numerous laws and regulations in the jurisdictions in which we operate. Particularly, our exports and imports are subject to complex trade and customs laws, tax requirements and tariffs set by governments through mutual agreements or unilateral actions. Changes in tax policies or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of new tariffs on imported products, including reciprocal tariffs, could have an adverse effect on our business and results of operations.

Beginning in March 2025, the current U.S. presidential administration (the "Administration") unveiled broad actions related to tariffs with global trading partners. Subsequently, the Administration has imposed a series of significant tariffs, including a 10% tariff on most imports from other trading partners, as well as additional reciprocal tariffs on specific countries. Administration activity related to changes in tariff percentages and qualifying products, including active negotiations with trading partners and internal trade policy development, is ongoing. Future changes in tariff policy, scope, or duration remain highly uncertain and may occur with little advance notice. The Administration's imposition of tariffs has led to retaliatory tariffs and tariff countermeasures, and the Administration and U.S. trading partners have threatened further restrictions on trade.

As a result, the global trade environment has experienced extreme uncertainty and volatility and is rapidly evolving. In recent years, we have expanded our domestic capabilities, supply chain resiliency, and manufacturing capacity, which helps offset some of the volatility we face due to trade policies and regulations. However, these actions may not fully mitigate the effects of current or future tariff policies.

In 2025, the impacts of tariffs have caused a deterioration on our gross margins through our direct payment of tariffs and secondary tariff costs passed to us rising prices from suppliers. The future implementation, scope, and modification of tariffs is still uncertain. Any significant new tariffs or the threat thereof, which may last for an indefinite period of time, may make it more difficult for us to source raw materials and could result in increased prices for certain of our raw materials including steel, copper and aluminum. Retaliatory tariffs imposed by trading partners could impact the export of our manufactured projects and cause our customers to seek alternatives. The implementation of these proposed tariffs, any future increases in existing tariff rates, additional tariffs on other goods, or further retaliatory actions from other governments, or the threat thereof, may result in higher costs for us, and there can be no assurance we will be able to pass on any of the increases in raw material costs directly resulting from the tariffs to our customers. Such actions may also result in more difficulty or the inability to obtain needed materials.

On February 20, 2026, the U.S. Supreme Court invalidated the Administration's tariff measures after concluding that the International Emergency Economic Powers Act did not authorize their imposition. It is uncertain how future repercussions of the ruling and other changes in trade policy would impact our operations, supply chain, and cash flow.

Beyond the most recent tariffs, over the past few years, escalating trade tensions between the United States and China and other jurisdictions led to increased tariffs and trade restrictions, including tariffs applicable to some of our products. We have been assessing and monitoring the potential impact of tariffs on our supply chain and proactively seeking to mitigate the impact such may have on our operations, including working on alternative sourcing strategies and preparing our trade partners to absorb potential increases in their costs due to tariffs. However, we cannot be certain that we would not experience negative effects in the future, particularly given the Administration's positions concerning trade and tariffs and the fluctuating nature of such actions to date.

We also continue to monitor the condition of our supply chain and evaluate our procurement strategy to reduce any negative impact on our business, financial condition, and results of operations. During the period ended December 31, 2025, we continued to monitor and optimize our inventory levels in preparation for upcoming production demands.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote the development of solar electricity. The range and duration of these incentives varies widely by geographic market.

The 2022 Inflation Reduction Act ("IRA") in the U.S. made significant changes to the U.S. tax code to incentivize the development and use of solar-generated electricity to meet the country's growing demand for power. The IRA offered tax incentives to companies who provide goods connected to the development and use of solar energy. The IRA allowed U.S. taxpayers making capital investments in solar projects to claim certain Investment Tax Credits ("TC") for the installation of these solar projects. The IRA also generally allowed U.S. taxpayers to elect to receive a production tax credit ("PTC") in lieu of the TC for qualified solar facilities if the construction began before January 1, 2025, among other requirements.

In 2025, H.R. 1, the One Big Beautiful Bill Act, was enacted into law. H.R. 1 significantly modifies certain energy tax provisions aforementioned in the IRA. Changes to the IRA made by H.R. 1 include an accelerated phaseout or termination of the PTC and TC for solar projects placed in service after 2027. There are also rules related to foreign entities of concern that make any solar projects owned or controlled by a prohibited foreign entity ineligible for certain tax credits. The removal of the incentives that drive demand for solar energy production could reduce the financial attractiveness of solar projects, leading to decreased demand for our products. Additionally, the uncertainty surrounding the future of these incentives could cause delays in project financing and execution, further impacting our sales volume and growth rate.

The Solar Market

The domestic utility scale solar market has experienced volatility that has had an impact on our business. Industry trends are impacted by a variety of factors, including: permitting issues; supply chain disruptions; labor availability; project financing; anti-dumping and countervailing duties; interconnection complications; and uncertainty regarding changes in public policy and the U.S. trade environment. Amidst the volatility, the U.S. solar industry has shown demonstrated levels of growth in 2025, with recorded expansion in new solar module manufacturing capacity according to the Solar Energy Industries Association. As a result, we believe the industry is poised for continued growth across both our core and new markets, driven by the continued and increasing need for energy around the world.

We will continue to navigate the uncertainties in our industry, including those relating to project delays, as well as strategic pricing actions, volume discounts, and impacts to customer mix in our key markets.

Other Macroeconomic Pressures

Global inflationary pressures persisted during 2025; however, the impact of inflation remains uncertain in the future. Interest rates have remained generally higher when compared to historical rates, causing the interest rates associated with our Senior Secured Credit Agreement to be generally higher; however, interest rates did decline from their historically high levels during the course of 2024. Should interest rates rise, when combined with the implications of higher government deficits and debt, evolving monetary policy, political instability, and volatility and uncertainty in global trade, the Company's costs for accessing capital are uncertain and may rise during our forecasted period.

Our ability to obtain the raw materials required to manufacture our components and system solutions from domestic and international suppliers, as well as our ability to secure inbound logistics to and from our facilities, remained challenging during 2025, complicated by volatility in government policies and regulation concerning trade and ongoing political conflict. While the Company does not directly source a significant amount of raw materials from Europe, the Russia-Ukraine war has reduced the availability of certain materials that can be sourced in Europe and, as a result, increased global logistics costs for the procurement of some inputs and materials used in our products. We expect these trends to persist as challenges and conflicts remain in 2026.

Key Components of Our Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We generate revenue from the sale of EBOS solutions and components for solar, BESS, and OEM offerings. Our customers include EPCs, utilities, solar developers, independent power producers, and solar module manufacturers. We derive the majority of our revenue from selling system solutions. When we sell a system solution, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery period for system solutions can vary from one to three months whereas manufacturing typically requires a shorter time frame. Contracts for system solutions can range in value from several hundred thousand to several million dollars.

Our revenue is affected by changes in the price, volume and mix of system solutions and components purchased by our customers. The price and volume of our system solutions and components is driven by the demand for our energy infrastructure system solutions and components, volume based discounts and rebate incentives, changes in product mix, geographic mix of our customers, strength of competitors' product offerings, and availability of government incentives to the end-users of our products.

Our revenue growth is dependent on continued growth in the amount of projects to support energy infrastructure constructed each year and our ability to increase our share of demand in the geographies where we currently compete and plan to compete in the future, as well as our ability to continue to develop and commercialize new and innovative products that address the changing technology and performance requirements of our customers.

Cost of Revenue and Gross Profit

Cost of revenue consists primarily of system solutions and components costs, including purchased raw materials, as well as costs related to importing and tariffs, shipping, customer support, product warranty, personnel and depreciation of manufacturing and testing equipment. Personnel costs in cost of revenue include both direct labor costs as well as costs attributable to any individuals whose activities relate to the transformation of raw materials or component parts into finished goods or the transportation of materials to the customer. Our product costs are affected by the underlying cost of raw materials, including copper and aluminum; component costs, including fuses, resin, enclosures, and cable; technological innovation; economies of scale resulting in lower component costs; and improvements in production processes and automation. We do not currently hedge against changes in the price of raw materials. Some of these costs, primarily indirect personnel and depreciation of manufacturing and testing equipment, are not directly affected by sales volume. Gross profit may vary from year to year and is primarily affected by our sales volume, product prices, product costs, product mix, customer mix, geographical mix, shipping method and warranty expense.

Operating Expenses

Operating expenses consist of general and administrative expenses as well as depreciation and amortization expense. Personnel-related costs are the most significant component of our operating expenses and include salaries, equity-based compensation, benefits, payroll taxes and commissions. The number of full-time employees in our general and administrative departments increased from 185 to 199 from December 31, 2024 to December 31, 2025, and we expect to hire new employees in the future to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute dollars and as a percentage of revenue.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and professional fees, salaries, equity-based compensation expense, employee benefits and payroll taxes related to our executives, and our sales, finance, human resources, information technology, engineering and legal organizations, travel expenses, facilities costs, marketing expenses, insurance, bad debt expense and fees for professional services. Professional services consist of audit, tax, accounting, legal, internal controls, information technology, investor relations and other costs. We expect to increase our sales and marketing personnel as we expand into new geographic markets. Substantially all of our sales are currently in the U.S. We currently have a sales presence in the U.S., Asia-Pacific, Europe, Latin America, and Africa. We intend to grow our sales presence and marketing efforts in current geographic markets and expand to additional countries in the future.

Depreciation

Depreciation in our operating expenses consists of costs associated with property, plant and equipment ("PP&E") not used in manufacturing our products. We expect that as we increase both our revenue and the number of our general and administrative personnel, we will invest in additional PP&E to support our growth resulting in additional depreciation expense.

Amortization

Amortization of intangibles consists of amortization of customer relationships, developed technology, trade names, backlog and noncompete agreements over their expected period of use.

Non-operating Expenses

Interest Expense

Interest expense consists of interest and other charges paid in connection with our Senior Secured Credit Agreement.

Interest income

Interest income is related to interest on bank deposits.

Gain on sale of assets

Gain on sale of assets represents consideration received in excess of the net book value of assets sold.

Foreign currency (loss) gain, net

Foreign currency gains and losses arise from the remeasurement of transactions in a currency other than the function currency of the Company based on exchange rate fluctuations.

Income Tax Expense

Shoals Technologies Group, Inc. is subject to U.S. federal and state income tax in multiple jurisdictions. Prior to the July 1, 2023 contribution described in Note 16 - Income Taxes in our consolidated financial statements included in this Annual Report on Form 10-K, Shoals Parent LLC was a pass-through entity for federal income tax purposes but incurred income tax in certain state jurisdictions. On July 1, 2023, the Company contributed 100% of its LLC Interests in Shoals Parent LLC to its wholly-owned subsidiary, Shoals Intermediate Parent, and following the contribution, Shoals Parent LLC became a disregarded single member limited liability company, eliminating the Up-C structure.

Results of Operations

Set forth below is a comparison of the results of operations and changes in financial condition for the years ended December 31, 2025 and 2024.

The following table summarizes our results of operations (dollars in thousands):

| | Year Ended December 31, | | 2025 vs 2024 | |
	2025	2024	$ variance	% variance
Revenue	$ 475,331	$ 399,208	$ 76,123	19 %
Cost of revenue	308,823	257,191	51,632	20 %
Gross profit	166,508	142,017	24,491	17 %
Operating expenses				
General and administrative expenses	101,524	82,254	19,270	23 %
Depreciation and amortization	8,599	8,591	8	— %
Total operating expenses	110,123	90,845	19,278	21 %
Income from operations	56,385	51,172	5,213	10 %
Interest expense	(9,994)	(13,827)	(3,833)	(28)%
Interest income	305	518	(213)	41 %
Gain on sale of assets	1,835	—	1,835	100 %
Foreign currency (loss) gain, net	(13)	—	(13)	100 %
Income before income taxes	48,518	37,863	10,655	28 %
Income tax expense	(14,944)	(13,736)	1,208	9 %
Net income	$ 33,574	$ 24,127	$ 9,447	39 %

Comparison of the years ended December 31, 2025 and 2024

Revenue

Revenue increased by $76.1 million, or 19%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, driven by increased sales volumes from higher demand of products to meet utility scale solar project demands.

Cost of Revenue and Gross Profit

Cost of revenue increased by $51.6 million, or 20%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, driven by the increase in revenue. Gross profit as a percentage of revenue was 35.0% for the year ended December 31, 2025 as compared to 35.6% for the year ended December 31, 2024. This change in gross margin was due to a reduced amount of wire insulation shrinkback expenses in the current year compared to the prior year, offset by increased material costs, tariffs, non-recurring operational charges, competitive dynamics, volume discounts, and product mix in our key markets, and a reduction in leverage on fixed costs.

Operating Expenses

General and Administrative

General and administrative expenses increased $19.3 million, or 23%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. General and administrative expenses increased primarily due to higher legal and professional costs of $15.7 million. These include expenses related to intellectual property litigation that rose from $6.0 million in 2024 to $9.1 million in 2025, wire-insulation shrinkback litigation increased from $7.2 million to $18.3 million, and stockholder litigation increased from $0.9 million to $2.5 million. Payroll and employee-related expenses also grew by $1.3 million.

Depreciation and Amortization

Depreciation and amortization expense within operating expenses increased by less than $0.1 million or 0.1%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The stability in the balance was due to consistent amortization of intangible assets.

Interest Expense

Interest expense decreased by $3.8 million or 28%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. This decrease is explained by prior year activity related to our voluntary prepayments on the Term Loan Facility and amendment of the Senior Secured Credit Agreement. Due to the prepayments in 2024 and amendment, the Company wrote off a liability of $2.5 million of unamortized deferred interest, along with an asset of $2.3 million of unamortized deferred financing costs. This is offset by a higher weighted average outstanding balance in 2025 as compared to 2024 yielding higher quarterly interest payments.

Interest Income

Interest income decreased from the prior year by $0.2 million. This is due to a lower weighted average balance held in our interest bearing accounts for cash and cash equivalents as compared to the prior year.

Gain on sale of assets

Gain on sale of assets increased $1.8 million from the previous period due to the sale of owned land and building assets to consolidate operations into new facilities and the disposal of other manufacturing equipment.

Income Tax Expense

Income tax expense was $14.9 million for the year ended December 31, 2025 as compared to income tax expense of $13.7 million for the year ended December 31, 2024. Our effective income tax rate for the year ended December 31, 2025 and 2024 was 30.8% and 36.3%, respectively. The effective income tax rate decreased compared to the prior year, due to a reduced impact from valuation allowance adjustments. In the prior year, the Company established state-specific valuation allowances, which increased income tax expense. In the current year, the valuation allowance impact was substantially lower, resulting in a decreased effective income tax rate.

Non-GAAP Financial Measures

Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings per Share ("EPS")

We define Adjusted Gross Profit as gross profit plus wire insulation shrinkback expenses. We define Adjusted Gross Profit Percentage as Adjusted Gross Profit divided by revenue. We define Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain/loss on sale of assets, (viii) wire insulation shrinkback expenses, (ix) wire insulation shrinkback litigation expenses, and (x) plant optimization expenses. We define Adjusted Net Income as net income attributable to Shoals Technologies Group, Inc. plus (i) net income impact from assumed exchange of Class B common stock to Class A common stock as of the beginning of the earliest period presented, (ii) adjustment to the provision for income tax, (iii) amortization of intangibles, (iv) amortization / write-off of deferred financing costs, (v) equity-based compensation, (vi) gain/loss on sale of assets, (vii) wire insulation shrinkback expenses, (viii) wire insulation shrinkback litigation expenses, and (ix) plant optimization expenses, all net of applicable income taxes. We define Adjusted Diluted EPS as Adjusted Net Income divided by the diluted weighted average shares of Class A common stock outstanding for the applicable period, which assumes the exchange of all outstanding Class B common stock for Class A common stock as of the beginning of the earliest period presented.

Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS: (i) as factors in evaluating management's performance when determining incentive compensation, as applicable; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS to measure our compliance with certain covenants.

Among other limitations, Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and may be calculated by other companies in our industry differently than we do or not at all, which may limit their usefulness as comparative measures.

Because of these limitations, Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. You should review the reconciliation of gross profit to Adjusted Gross Profit and Adjusted Gross Profit Percentage, net income to

Adjusted EBITDA, and net income attributable to Shoals Technologies Group, Inc. to Adjusted Net Income and Adjusted Diluted EPS below and not rely on any single financial measure to evaluate our business.

Reconciliation of Gross Profit to Adjusted Gross Profit and Adjusted Gross Profit Percentage (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 475,331	$ 399,208	$ 488,939
Cost of revenue	308,823	257,191	320,635
Gross profit	$ 166,508	$ 142,017	$ 168,304
Gross profit percentage	35.0%	35.6%	34.4%
Wire insulation shrinkback expenses [a]	$ —	$ 13,764	$ 61,705
Adjusted gross profit	$ 166,508	$ 155,781	$ 230,009
Adjusted gross profit percentage	35.0%	39.0%	47.0%

Reconciliation of Net Income to Adjusted EBITDA (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 33,574	$ 24,127	$ 42,661
Interest expense	9,994	13,827	24,100
Interest income	(305)	(518)	—
Income tax expense	14,944	13,736	12,274
Depreciation expense	6,233	5,007	2,612
Amortization of intangibles	7,611	7,619	7,917
Equity-based compensation	9,902	14,230	20,862
Gain on sale of assets	(1,835)	—	—
Wire insulation shrinkback expenses [a]	—	13,764	61,705
Wire insulation shrinkback litigation expenses [b]	18,342	7,292	1,260
Plant optimization expenses (c)	1,063	—	—
Adjusted EBITDA	$ 99,523	$ 99,084	$ 173,391

Reconciliation of Net Income Attributable to Shoals Technologies Group, Inc. to Adjusted Net Income (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income attributable to Shoals Technologies Group, Inc.	$ 33,574	$ 24,127	$ 39,974
Net income impact from assumed exchange of Class B common stock to Class A common stock [d]	—	—	2,687
Adjustment to the provision for income tax [e]	—	—	(653)
Tax effected net income	33,574	24,127	42,008
Amortization of intangibles	7,611	7,619	7,917
Amortization / write-off of deferred financing costs	622	3,093	2,165
Equity-based compensation	9,902	14,230	20,862
Gain on sale of asset	(1,835)	—	—
Wire insulation shrinkback expenses [a]	—	13,764	61,705
Wire insulation shrinkback litigation expenses [b]	18,342	7,292	1,260
Plant optimization expenses (c)	1,063	—	—
Tax impact of adjustments [f]	(8,712)	(11,591)	(24,604)
Adjusted Net Income	$ 60,567	$ 58,534	$ 111,313

[a] For the year ended December 31, 2025 represents no wire insulation shrinkback warranty expenses related to the identification, repair and replacement of a subset of wire harnesses presenting unacceptable levels of wire insulation shrinkback, nor any inventory write-downs of wire in connection with wire insulation shrinkback. For the year ended December 31, 2024 represents (i) $13.3 million of wire insulation shrinkback warranty expenses related to the identification, repair and replacement of a subset of wire harnesses presenting unacceptable levels of wire insulation shrinkback, and (ii) $0.5 million of inventory write-downs of wire in connection with wire insulation shrinkback. We consider expenses incurred in connection with the identification, repair and replacement of the impacted wire harnesses as well as the write-down of related inventory distinct from normal, ongoing service identification, repair and replacement expenses that would be reflected under ongoing warranty expenses within the operation of our business and normal write-downs of inventory, which we do not exclude from our non-GAAP measures. In the future, we also intend to exclude from our non-GAAP measures the benefit of liability releases, if any. We believe excluding expenses from these discrete liability events provides investors with a better view of the operating performance of our business and allows for comparability through periods. See Note 8 - Warranty Liability, in our consolidated financial statements included in this Annual Report on Form 10-K for more information.

[b] For the year ended December 31, 2025, represents $18.3 million of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. For the year ended December 31, 2024, represents $7.3 million of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. We consider this litigation distinct from ordinary course legal matters given the expected magnitude of the expenses, the nature of the allegations in the Company's complaint, the amount of damages sought, and the impact of the matter underlying the litigation on the Company's financial results. In the future, we also intend to exclude from our non-GAAP measures the benefit of recovery, if any. We believe excluding expenses from these discrete litigation events provides investors with a better view of the operating performance of our business and allows for comparability through periods. See Note 15 - Commitments and Contingencies, in our consolidated financial statements included in this Annual Report on Form 10-K for more information.

(c) For the year ended December 31, 2025, represents $1.1 million of expenses incurred in connection with actions taken to consolidate our operations into a newly constructed facility, including items such as professional fees, relocation, facility set-up and other costs. We believe excluding expenses from these events provides investors with a better view of the operating performance of our business and allows for comparability through periods.

(d) Reflects net income to Class A common stock from assumed exchange of corresponding shares of our Class B common stock held by our founder and management.

(e) Shoals Technologies Group, Inc. is subject to U.S. Federal income taxes, in addition to state and local taxes. The adjustment to the provision for income tax reflects the effective tax rates below, assuming Shoals Technologies Group, Inc. owned 100% of the units in Shoals Parent LLC prior to March 10, 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Statutory U.S. Federal income tax rate	21.0 %	21.0 %	21.0 %
Permanent adjustments	1.1 %	1.3 %	1.9 %
State and local taxes (net of federal benefit)	2.3 %	2.9 %	3.3 %
Effective income tax rate for Adjusted Net Income	24.4 %	25.2 %	26.2 %

(f) Represents the estimated tax impact of all Adjusted Net Income add-backs, excluding those which represent permanent differences between book versus tax.

Reconciliation of Diluted Weighted Average Shares Outstanding to Adjusted Diluted Weighted Average Shares Outstanding (in thousands, except per share amounts):

	Year Ended December 31,		
	2025	**2024**	**2023**
Diluted weighted average shares of Class A common stock outstanding, excluding Class B common stock	168,378	168,725	164,504
Assumed exchange of Class B common stock to Class A common stock	—	—	5,698
Adjusted diluted weighted average shares outstanding	168,378	168,725	170,202
Adjusted Net Income	$ 60,567	$ 58,534	$ 111,313
Adjusted Diluted EPS	$ 0.36	$ 0.35	$ 0.65

Liquidity and Capital Resources

We finance our operations primarily with operating cash flows and borrowings from our Revolving Credit Facility. Our ability to generate positive cash flow from operations is dependent on our gross profits as well as our ability to quickly turn our working capital. Based on our past performance and current expectations, we believe that operating cash flows and availability under our Revolving Credit Facility will be sufficient to meet our near and long-term future cash needs.

We generated cash from operating activities of $17.1 million during the year ended December 31, 2025, as compared to cash provided by operating activities of $80.4 million and $92.0 million, respectively, during the years ended December 31, 2024 and 2023. As of December 31, 2025, our cash and cash equivalents were $7.3 million, a decrease from $23.5 million as of December 31, 2024. As of December 31, 2025 we had outstanding borrowings of $136.8 million, a decrease from $141.8 million as of December 31, 2024. As of December 31, 2025 we also had $60.5 million available for additional borrowings under our $200.0 million Revolving Credit Facility.

On December 27, 2023 and January 19, 2024, we used proceeds from the Revolving Credit Facility and cash on hand to make $50.0 million and $100.0 million, respectively, voluntary prepayments of outstanding borrowings under the Term Loan Facility. Following the amendment to the Senior Secured Credit Agreement on March 19, 2024, which, among other things, increased the amount available for borrowing under the Revolving Credit Facility from $150.0 million to $200.0 million, we made a $43.8 million voluntary prepayment of all the outstanding term loans under the Senior Secured Credit Agreement, thereby terminating the Term Loan Facility.

On June 11, 2024, the Company announced a share repurchase program (the "Repurchase Program") authorizing the repurchase of up to $150.0 million of the Company's Class A common stock, with an estimated completion date of December 31, 2025. Under the Repurchase Program, the Company is authorized to repurchase shares of Class A common stock through open market purchases, privately-negotiated transactions, accelerated share repurchases or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act.

In connection with the Repurchase Program, on June 11, 2024, the Company entered into an accelerated stock repurchase ("ASR") with Jefferies LLC to repurchase $25.0 million of the Company's Class A common stock. Under the terms of the ASR, the Company paid $25.0 million to Jefferies LLC on June 12, 2024, and received a total of 3,908,387 shares of the Company's Class A common stock upon final settlement. Final settlement was based on a repurchase price of $6.40 per share, which was based on the average of the daily volume weighted average price per share of the Company's Class A common stock during the term of the ASR, less a discount.

Our capital expenditures primarily relate to purchases of property, plant, and equipment to support manufacturing operations and growth initiatives. In 2025, we had capital expenditures of $33.0 million. In 2026, we expect capital expenditures between $20.0 million to $30.0 million, subject to other strategic uses of capital and the evolution of operating cash flows and the working capital position throughout the year. We believe our cash flow from operations will generally be sufficient to fund these expenditures.

In 2025, we also used approximately $41.0 million of cash to pay for expenses related to the identification, repair and replacement of the wire harnesses impacted in connection with the wire insulation shrinkback matter. We expect to continue spending significant amounts of cash in connection thereof. For more information, see Note 8 - Warranty Liability in our consolidated financial statements included in this Annual Report on Form 10-K for more information.

	Year Ended December 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 17,067	$ 80,388	$ 91,955
Net cash used in investing activities	(27,955)	(8,393)	(10,847)
Net cash used in financing activities	(5,303)	(71,191)	(67,167)
Net increase (decrease) in cash, cash equivalents	$ (16,191)	$ 804	$ 13,941

Operating Activities

For the year ended December 31, 2025, cash provided by operating activities was $17.1 million, due to operating results that included $33.6 million of net income, which included $43.3 million of non-cash expense. Other cash inflows included $43.3 million of accounts payable, $18.3 million of deferred revenue, $4.8 million of accrued expenses, and $1.8 million of other assets. These inflows were offset by outflows of $51.9 million in accounts receivable and unbilled receivables, $41.0 million in warranty liability payments, and $35.1 million in inventory,

For the year ended December 31, 2024, cash provided by operating activities was $80.4 million, due to operating results that included $24.1 million of net income, which included $61.9 million of non-cash expense. Other cash inflows included $48.2 million of accounts receivable and unbilled receivables. These inflows were offset by $9.8 million in cash outflows related to other assets, $5.8 million for the purchase of inventory, $5.6 million of accounts payable and accrued expenses and other, along with cash outflows of $29.1 million and $3.5 million of warranty liability and deferred revenue, respectively.

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $28.0 million, which was attributable to the purchase and sale of property and equipment.

For the year ended December 31, 2024, net cash used in investing activities was $8.4 million, which was attributable to the purchase of property and equipment.

Financing Activities

For the year ended December 31, 2025, net cash used in financing activities was $5.3 million, due to $0.4 million for taxes paid on settled equity awards, and $60.0 million in proceeds on the Revolving Credit Facility, offset by $65.0 million in payments made to the same facility.

For the year ended December 31, 2024, net cash used in financing activities was $71.2 million, due to $2.6 million used to pay deferred financing costs, $25.3 million used for the repurchase of Class A common stock, $143.8 million in payments on the Term Loan, and $148.8 million in proceeds on the Revolving Credit Facility, offset by $47.0 million in payments made to the same facility.

A discussion and analysis covering historical cash flows for the year ended December 31, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Debt Obligations

For a discussion of our debt obligations see Note 9 - Long-Term Debt in our consolidated financial statements included in this Annual Report on Form 10-K.

Surety Bonds

For a discussion of our surety bond obligations see Note 15 - Commitments and Contingencies in our consolidated financial statements included in this Annual Report on Form 10-K.

Product Warranty

For a discussion of our product warranties see Note 8 - Warranty Liability in our consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

We primarily recognize revenue over time as a result of the continuous transfer of control of our product to the customer using the output method based on units manufactured. This continuous transfer of control to the customer is supported by clauses in the contracts that provide right to payment of the transaction price associated with work performed to date on products that do not have an alternative use. We believe that recognizing revenue using the output method based on units manufactured best depicts the extent of transfer of control to the customer. If revenue were recognized at a point in time rather than over time, then for the year ended December 31, 2025, net income would be $0.4 million higher, and EPS - basic and diluted would increase by $0.01.

In certain instances the promised goods do have an alternative use. In these instances, we recognize revenue when the customer obtains control of the product. Contracts of this nature typically include customer acceptance clauses, which results in revenue recognition occurring upon customer acceptance.

Depending on the size of project, the manufacturing process generally takes from less than one week to four months to complete production. The accounting for each contract involves a judgmental process of estimating total sales, costs, and profit for each performance obligation. Cost of revenue is recognized based on the unit of production. The amount reported as revenue is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of revenue.

We have elected to adopt certain practical expedients and exemptions as allowed under the revenue recognition guidance such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) excluding any collected sales tax amounts from the calculation of revenue, and (iii) accounting for shipping and handling activities that are incurred after the customer has obtained control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Equity-Based Compensation

2021 Long-term Incentive Plan

The Company recognizes equity-based compensation expense based on the equity award's grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the closing market price of the Company's common stock on the day prior to the grant date. Equity-based compensation expense related to performance stock units is recognized if it is probable that the performance conditions will be satisfied. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period, including those units with graded vesting. However, the amount of equity-based compensation at any date is at least equal to the portion of the grant date fair value of the award that is vested.

Income Taxes

We record valuation allowances against our deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In making such determination, we consider all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and results of operations. We routinely evaluate the realizability of our deferred tax assets by assessing the likelihood that our deferred tax assets will be recovered based on all available positive and negative evidence. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results and incorporate certain assumptions, including revenue growth and operating margins, among others. As of December 31, 2025, we had $438.0 million of deferred tax assets, net of a $3.0 million valuation allowance related to land, other non-amortizable intangibles, and state tax attributes for net operating loss carryforwards and goodwill amortization. Other than these valuation allowances, we expect to realize future tax benefits related to the utilization of these assets. If we determine in the future that we will not be able to fully utilize all or part of these deferred tax assets, we would increase our valuation allowance through earnings in the period the determination was made, which would have an adverse effect on our results of operations and earnings in future periods.

Product Warranty

General Warranty

The Company offers an assurance type warranty for its products against manufacturer defects and does not contain a service element. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. Specific reserves are established once an issue is identified with the amounts for such reserves based on the estimated cost of correction. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary. These estimates are inherently uncertain given our relatively short history of sales, and actual results that differ from our assumptions and judgments could have a material adverse effect on our business, financial condition and results of operations.

Wire Insulation Shrinkback Warranty

The Company was notified by certain customers that a subset of wire harnesses used in its EBOS solutions has presented unacceptable levels of contraction of wire insulation ("wire insulation shrinkback"). Based upon the Company's assessment, the Company currently believes the wire insulation shrinkback is related to defective wire manufactured by Prysmian Cables and Systems USA, LLC ("Prysmian"). Based on the Company's continued analysis of information available as of the date of this Annual Report, the Company determined that a potential loss was both probable and reasonably estimable. For the year ended December 31, 2023, the Company disclosed an initial range of potential loss from $59.7 million to $184.9 million. During the year ended December 31, 2024, the Company determined it was appropriate to adjust the range of estimates previously provided based on additional information obtained. The low-end of the estimated range increased to $73.0 million and the high-end decreased to $160.0 million.

In accordance with ASC 450, *Contingencies*, the Company believes the potential estimated loss for this matter is $73.0 million, which represents the best estimate of the potential loss as of December 31, 2025, of which $69.7 million has been incurred to date. As of December 31, 2025 and December 31, 2024, our recorded warranty liability related to this matter was $3.3 million and $39.9 million, respectively. It is reasonably possible that our liability could exceed the amount recorded, including due to additional reports of wire insulation shrinkback at previously affected and reported solar projects or at projects not previously reported or otherwise identified. Any excess amounts remain uncertain.

The Company recorded total warranty expense related to this matter of zero, $13.3 million, and $59.2 million respectively, during the years ended December 31, 2025, 2024 and 2023.

The estimated loss, as revised, continues to be based on several assumptions, including estimated failure rates, future notification of impacted harnesses, the potential magnitude of engineering, procurement and construction firm's labor cost to identify and perform the repair and replacement of impacted harnesses, materials replacement cost, planned remediation method, and inspection costs. While our wire insulation shrinkback warranty liability represents our best estimate of expected losses, the Company will monitor future activity to best estimate potential losses. The Company has increased, and may further increase, its estimated warranty liability from its current estimate based on available information, including future remediation efforts and the scope of future replacements, if any. Such increase may be material. The Company does not maintain insurance for product warranty issues and has commenced a lawsuit against Prysmian, as discussed in more detail under Wire Insulation Shrinkback Litigation section of Note 15 - Commitments and Contingencies. Because the lawsuit against Prysmian is ongoing, potential recovery from Prysmian is not considered probable as defined in ASC 450, *Contingencies*, and has not been considered in our estimate of the warranty liability as of December 31, 2025.

As of December 31, 2025, a 20% increase in projects that would require standard remediation work would have resulted in an increase in our recorded liability of $1.1 million. Additionally, changes to the planned remediation method could also have a material impact on the warranty liability.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in steel, aluminum and copper prices and customer concentrations. We do not hold or issue financial instruments for trading purposes.

Concentrations of Major Customers

Our customers include EPCs, utilities, solar developers, and solar module manufacturers, but we derive the majority of our revenue from the sale of products to EPCs. Our EPC customers typically construct multiple projects for several different owners. One customer contributed approximately 19.1% of our total revenue for the year ended December 31, 2025 and 25.2% of accounts receivable as of December 31, 2025. Our five largest customers contributed approximately 53.7% of our total revenue for the year ended December 31, 2025 and 46.8% of accounts receivable as of December 31, 2025. The majority of our contracts require customer deposits ranging from 10 to 20% of the contract value. We continually evaluate our reserves for potential credit losses and establish reserves for such losses. The loss of this large customer or any significant customer could have a material adverse effect on our financial conditions and results of operations.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, including copper, that are used in our products. Prices of these raw materials may be affected by supply restrictions, inflation or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price increases for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, in the form of increased prices, which could harm our business, financial condition and results of operations.

Interest Rate Risk

As of December 31, 2025, our long-term debt totaled $136.8 million. We have interest rate exposure with respect to the entire balance as it is all variable interest rate debt. A 100 basis point increase/decrease in interest rates would impact our expected annual interest expense for the next 12 months by approximately $1.4 million.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Shoals Technologies Group, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Shoals Technologies Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Shoals Technologies Group, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Wire Insulation Shrinkback Warranty

Description of the Matter	The Company's recorded warranty liability for wire insulation shrinkback was $3.3 million at December 31, 2025. As discussed in Note 8 to the consolidated financial statements, the Company determined that a loss was both probable and reasonably estimable related to a subset of wire harnesses used in its electrical balance of systems (EBOS) solutions that presented unacceptable levels of contraction of wire insulation ("wire insulation shrinkback"). Accordingly, a liability is recorded for the Company's estimate of probable loss. Auditing the Company's warranty liability related to wire insulation shrinkback required judgment, as the calculation includes subjective estimates and assumptions in determining the liability. In particular, the estimated costs to remediate is sensitive to the significant assumption of estimated failure rates.
How we Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the wire insulation shrinkback warranty liability process, including management's review of the estimated failure rates and the completeness and accuracy of the data used to develop the assumption. To test the Company's determination of the estimated warranty liability related to wire insulation shrinkback, we performed audit procedures that included, among others, assessing the methodologies utilized by management, performing sensitivity analyses on the significant assumption to evaluate the effect of changes to the estimated liability, testing the completeness and accuracy of the underlying data used by the Company in its evaluation, and testing the mathematical accuracy of the calculations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2025.

Nashville, Tennessee

February 24, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Shoals Technologies Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Shoals Technologies Group, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Shoals Technologies Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2025, and the related notes and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee

February 24, 2026

Shareholders and Board of Directors

Shoals Technologies Group, Inc.

Portland, TN

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Shoals Technologies Group, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, changes in members'/stockholders' equity(deficit), and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor from 2017 to 2025.

Austin, Texas

February 25, 2025

Shoals Technologies Group, Inc.
Consolidated Balance Sheets
(in thousands, except shares and par value)

		December 31,		
		2025		**2024**
Assets				
Current Assets				
Cash and cash equivalents	$	7,320	$	23,511
Accounts receivable, net		128,793		78,181
Unbilled receivables		22,133		20,834
Inventory		89,878		55,977
Other current assets		9,762		9,849
Total Current Assets		257,886		188,352
Property, plant and equipment, net		53,302		28,222
Goodwill		69,941		69,941
Other intangible assets, net		33,499		41,083
Deferred tax assets		438,027		454,160
Right-of-use operating lease assets		46,044		1,786
Other assets		5,402		9,536
Total Assets	$	904,101	$	793,080
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	64,875	$	20,032
Accrued expenses and other		22,215		12,541
Warranty liability—current portion		3,202		29,602
Deferred revenue		37,031		18,737
Total Current Liabilities		127,323		80,912
Revolving line of credit		136,750		141,750
Right-of-use operating lease liabilities, less current portion		38,661		1,235
Warranty liability, less current portion		403		11,392
Other long-term liabilities		991		991
Total Liabilities		304,128		236,280
Commitments and Contingencies (Note 15)				
Stockholders' Equity				
Preferred stock, $0.00001 par value - 5,000,000 shares authorized; none issued and outstanding as of December 31, 2025 and 2024		—		—
Class A common stock, $0.00001 par value - 1,000,000,000 shares authorized; 171,358,711 and 170,670,779 shares issued, 167,450,324 and 166,762,392 outstanding as of December 31, 2025 and 2024, respectively		2		2
Additional paid-in capital		493,090		483,550
Treasury stock, at cost, 3,908,387 shares as of December 31, 2025 and 2024, respectively		(25,272)		(25,331)
Retained Earnings		132,153		98,579
Total Stockholders' Equity		599,973		556,800
Total Liabilities and Stockholders' Equity	$	904,101	$	793,080

See accompanying notes to consolidated financial statements.

Shoals Technologies Group, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

		Year Ended December 31,				
		2025		2024		2023
Revenue	$	475,331	$	399,208	$	488,939
Cost of revenue		308,823		257,191		320,635
Gross profit		166,508		142,017		168,304
Operating expenses						
General and administrative expenses		101,524		82,254		80,719
Depreciation and amortization		8,599		8,591		8,550
Total operating expenses		110,123		90,845		89,269
Income from operations		56,385		51,172		79,035
Interest expense		(9,994)		(13,827)		(24,100)
Interest income		305		518		—
Gain on sale of assets		1,835		—		—
Foreign currency (loss) gain, net		(13)		—		—
Income before income taxes		48,518		37,863		54,935
Income tax expense		(14,944)		(13,736)		(12,274)
Net income		33,574		24,127		42,661
Less: net income attributable to non-controlling interests		—		—		2,687
Net income attributable to Shoals Technologies Group, Inc.	$	33,574	$	24,127	$	39,974
Earnings per share of Class A common stock:						
Basic	$	0.20	$	0.14	$	0.24
Diluted	$	0.20	$	0.14	$	0.24
Weighted average shares of Class A common stock outstanding:						
Basic		167,257		168,570		164,165
Diluted		168,378		168,725		164,504

See accompanying notes to consolidated financial statements.

Shoals Technologies Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except shares)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Earnings	Non-Controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount			
Balance at December 31, 2022	137,904,663	$ 1	31,419,913	$ 1	$ 256,894	—	$ —	$ 34,478	$ 9,615	$ 300,989
Net income	—	—	—	—	—	—	—	39,974	2,687	42,661
Equity-based compensation	—	—	—	—	20,862	—	—	—	—	20,862
Activity under equity-based compensation plan	—	—	—	—	(4,567)	—	—	—	687	(3,880)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(2,628)	(2,628)
Vesting of restricted / performance stock units	792,713	—	—	—	—	—	—	—	—	—
Exchange of Class B to Class A common stock	31,419,913	1	(31,419,913)	(1)	186,745	—	—	—	—	186,745
Reallocation of non-controlling interests	—	—	—	—	10,361	—	—	—	(10,361)	—
Elimination of the umbrella-partnership C Corporation structure	—	—	—	—	247	—	—	—	—	247
Balance at December 31, 2023	170,117,289	2	—	—	470,542	—	—	74,452	—	544,996
Net income	—	—	—	—	—	—	—	24,127	—	24,127
Equity-based compensation	—	—	—	—	14,230	—	—	—	—	14,230
Activity under equity-based compensation plan	—	—	—	—	(1,222)	—	—	—	—	(1,222)
Vesting of restricted / performance stock units	553,490	—	—	—	—	—	—	—	—	—
Repurchase of Class A Common Stock	(3,908,387)	—	—	—	—	3,908,387	(25,331)	—	—	(25,331)
Balance at December 31, 2024	166,762,392	2	—	—	483,550	3,908,387	(25,331)	98,579	—	556,800

Shoals Technologies Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity *(continued)*
(in thousands, except shares)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Earnings	Non-Controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount			
Net income	—	—	—	—	—	—	—	33,574	—	33,574
Equity-based compensation	—	—	—	—	9,902	—	—	—	—	9,902
Activity under equity-based compensation plan	—	—	—	—	(362)	—	—	—	—	(362)
Vesting of restricted / performance stock units	687,932	—	—	—	—	—	—	—	—	—
Excise taxes on treasury stock transactions	—	—	—	—	—	—	59	—	—	59
Balance at December 31, 2025	167,450,324	$ 2	—	$ —	$ 493,090	3,908,387	$ (25,272)	$ 132,153	$ —	$ 599,973

See accompanying notes to consolidated financial statements.

Shoals Technologies Group, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash Flows from Operating Activities						
Net income	$	33,574	$	24,127	$	42,661
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		13,817		12,626		10,529
Amortization/write off of deferred financing costs		622		3,093		2,165
Equity-based compensation		9,902		14,230		20,862
Provision for credit losses		—		—		296
Provision for obsolete or slow-moving inventory		1,206		2,670		5,041
Provision for warranty expense		522		15,203		59,556
Deferred taxes		16,132		14,035		11,334
Other		1,049		—		—
Changes in assets and liabilities:						
Accounts receivable		(50,612)		28,937		(56,839)
Unbilled receivables		(1,299)		19,302		(23,423)
Inventory		(35,107)		(5,843)		15,009
Other assets		1,822		(9,767)		1,355
Accounts payable		43,320		5,636		5,171
Accrued expenses and other		4,790		(11,247)		4,471
Warranty liability		(40,965)		(29,123)		(5,202)
Deferred revenue		18,294		(3,491)		(1,031)
Net Cash Provided by Operating Activities		17,067		80,388		91,955
Cash Flows from Investing Activities						
Purchases of property, plant and equipment		(33,043)		(8,393)		(10,578)
Proceeds from sale of property, plant and equipment		5,088		—		—
Other		—		—		(269)
Net Cash Used in Investing Activities		(27,955)		(8,393)		(10,847)
Cash Flows from Financing Activities						
Distributions to non-controlling interests		—		—		(2,628)
Employee withholding taxes related to net settled equity awards		(362)		(1,222)		(3,880)
Deferred financing costs		—		(2,638)		—
Payments on term loan facility		—		(143,750)		(51,500)
Proceeds from revolving credit facility		60,000		148,750		45,000
Repayments of revolving credit facility		(65,000)		(47,000)		(53,000)
Repurchase of Class A common stock		—		(25,331)		—
Excise taxes on treasury stock transactions		59		—		—
Deferred offering costs		—		—		(1,159)
Net Cash Used in Financing Activities		(5,303)		(71,191)		(67,167)
Net Increase (Decrease) in Cash, Cash Equivalents		(16,191)		804		13,941
Cash, Cash Equivalents—Beginning of Period		23,511		22,707		8,766
Cash, Cash Equivalents—End of Period	$	7,320	$	23,511	$	22,707

Shoals Technologies Group, Inc.
Consolidated Statements of Cash Flows *(continued)*
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Supplemental Cash Flows Information:			
Cash paid for interest	$ 9,110	$ 16,287	$ 23,104
Cash paid for taxes	$ (183)	$ 109	$ 1,324
Non-cash investing and financing activities:			
Purchased equipment not yet paid for	$ 1,523	$ —	$ —
Right of use operating lease assets obtained in exchange for lease obligations	$ 46,168	$ —	$ —
Right of use operating lease liabilities obtained in exchange for lease assets	$ 41,336	$ —	$ —
Recording of deferred tax assets related to exchanges of Class B common stock to Class A common stock	$ —	$ —	$ 187,648
Capital contribution related to tax receivable agreement exchanges of Class B common stock to Class A common stock	$ —	$ —	$ 187,648

See accompanying notes to consolidated financial statements.

1. Organization and Business

Shoals Technologies Group, Inc. (the "Company") was formed as a Delaware corporation on November 4, 2020 for the purpose of facilitating an initial public offering ("IPO") and other related organizational transactions to carry on the business of Shoals Parent LLC and its subsidiaries ("Shoals Parent LLC"). Shoals Parent LLC was a Delaware limited liability company. The IPO was completed on January 29, 2021. In connection with the IPO, through a series of transactions, the Company became the sole managing member of Shoals Parent LLC and Shoals Parent LLC received shares of Class B common stock of the Company. In March 2023 in connection with the elimination of the Company's "Up-C" structure as described below, all of the issued and outstanding Company Class B shares were converted to Class A common stock.

On July 1, 2023, the Company contributed 100% of its limited liability interests of Shoals Parent LLC ("LLC Interests") to its wholly-owned subsidiary Shoals Intermediate Parent, Inc. ("Shoals Intermediate Parent"). Following the contribution, Shoals Parent LLC became a disregarded single member limited liability company, eliminating the umbrella-partnership C corporation structure ("Up-C structure"). Effective July 1, 2023, the Company owned 100% of Shoals Parent LLC together with its wholly-owned subsidiary, Shoals Intermediate Parent. Following the elimination of the Up-C structure, effective December 31, 2023, the Company consummated an internal reorganization transaction whereby certain of the Company's wholly-owned subsidiaries merged with and into other subsidiaries. As part of this reorganization, Shoals Parent LLC merged with and into Shoals Intermediate Parent, with Shoals Intermediate Parent as the surviving corporation.

As of December 31, 2025, Shoals Technologies Group, Inc. owns directly or indirectly five subsidiaries: Shoals Intermediate Parent, Shoals Technologies Group, LLC, Shoals International, LLC, Shoals Energy Spain, S.L., and Shoals Energy Australia Pty Ltd.

The Company is headquartered in Portland, Tennessee and is leading design-engineering and manufacturer of advanced electrical infrastructure solutions for mission-critical applications across solar photovoltaic (PV), battery energy storage solutions (BESS), and data center power systems for the global energy transition market.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Non-Controlling Interests

The non-controlling interests on the consolidated statements of operations represented a portion of earnings or loss attributable to the economic interests in the Company's former subsidiary, Shoals Parent LLC, formerly held by direct or indirect holders of LLC Interests and our Class B common stock, including the founder and certain current and former executive officers, employees and their respective permitted transferees (the "Continuing Equity Owners"). Activity related to non-controlling interests on the Statements of Changes in Members' / Stockholders' Equity represents activity related to the portion of net assets of the Company attributable to the Continuing Equity Owners, based on the portion of the LLC Interests owned by such unit holders. As of March 2023, the Company, along with wholly-owned subsidiary Shoals Intermediate Parent, owned 100% of Shoals Parent LLC. Effective December 31, 2023, Shoals Parent LLC merged with and into Shoals Intermediate Parent with Shoals Intermediate Parent as the surviving corporation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates include revenue recognition, allowance for credit losses, useful lives of property, plant and equipment and other intangible assets, impairment of long-lived assets, allowance for obsolete or slow moving inventory, valuation allowance on deferred tax assets, equity-based compensation expense and warranty liability.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, cash held in demand deposit accounts, and all highly liquid financial instruments purchased with a maturity of three months or less.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable is comprised of amounts billed to customers, net of an allowance for credit losses. The allowance for credit losses is estimated by management and is based on historical experience, current conditions and reasonable forecasts. Periodically, management reviews the accounts receivable balances of its customers and adjusts the allowance based on current circumstances and charges off uncollectible receivables when all attempts to collect have failed, although collection efforts may continue.

Unbilled Receivables

Unbilled receivables arise when the Company recognizes revenue for amounts which cannot yet be billed under terms of the contract with the customer.

Inventory

Inventories consist of raw materials, work in process, and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is calculated using the first-in first-out method. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values.

Property, Plant, and Equipment

Property, plant, and equipment acquired in acquisitions are recorded at fair value at the date of acquisition; all other property, plant and equipment are recorded at cost, net of accumulated depreciation. Improvements, betterments and replacements which significantly extend the life of an asset are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

A gain or loss on the sale of property, plant and equipment is calculated as the difference between the cost of the asset disposed of, net of accumulated depreciation, and the sales proceeds received. A gain or loss on an asset disposal is recognized in the period that the sale occurs.

Impairment of Long-Lived Assets

When events, circumstances or operating results indicate that the carrying values of long-lived assets might not be recoverable through future operations, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluation of each asset that includes quantitative analyses of net revenue and cash flows, review of recent sales of similar assets and market responses based upon discussions in connection with offers received from potential buyers. Management determined there was no impairment for the years ended December 31, 2025, 2024 and 2023.

Goodwill

Goodwill is assessed using either a qualitative assessment or quantitative approach to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. The qualitative assessment evaluates factors including macroeconomic conditions, industry-specific and company-specific considerations, legal and regulatory environments, and historical performance. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. Otherwise, no further assessment is required. The quantitative approach compares the estimated fair value of the reporting units to its carrying amount, including goodwill. Impairment is indicated if the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, and an impairment charge is recognized for the differential.

The Company completes its annual goodwill impairment test as of October 1 each year. For the years ended December 31, 2025, 2024 and 2023, the Company performed a qualitative assessment of its goodwill and determined no impairment. Since the Company's formation on May 9, 2017, the Company has not had any goodwill impairment.

Amortizable and Other Intangible Assets

The Company amortizes identifiable intangible assets consisting of customer relationships, developed technology, trade names, backlog and noncompete agreements because these assets have finite lives. The Company's intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized over their estimated useful lives. The Company reviews for impairment indicators of finite-lived intangibles, as described in the "Impairment of Long-Lived Assets" significant accounting policy.

Deferred Offering Costs

Deferred offering costs consist primarily of registration fees, filing fees, listing fees, specific legal and accounting costs and transfer agent fees, which are direct and incremental fees related to the IPO and secondary offerings.

Deferred Financing Costs

Costs incurred to issue debt are capitalized and recorded net of the related debt and amortized using the effective interest method as a component of interest expense over the terms of the related debt agreement.

Treasury Stock

The Company records treasury stock activities under the cost method whereby the cost of the acquired stock is recorded as treasury stock. The Company's accounting policy upon the formal retirement of treasury stock is to deduct the par value from common stock and to reflect any excess of cost over par value as a reduction to additional paid-in capital (to the extent created by previous issuances of the shares) and then retained earnings.

Revenue Recognition

The Company recognizes revenue primarily from the sale of EBOS systems and components. The Company determines its revenue recognition through the following steps: (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue as the performance obligation has been satisfied.

The Company's contracts with customers predominately are accounted for as one performance obligation, as the majority of the obligations under the contracts relate to a single project. For each contract entered into, the Company determines the transaction price based on the consideration expected to be received, net of any variable consideration or options. The transaction price identified is allocated to each distinct performance obligation to deliver a good or service based on the relative standalone selling prices. Management has concluded that the prices negotiated with each individual customer are representative of the standalone selling price of the product.

Some of the Company's sales agreements have rebates and volume-based discounts with tiered pricing which are prospective in nature. We concluded that in these situations, the incentives can represent variable consideration or options, depending upon the specifics of the agreement. In the event the agreement contains an option, the option is considered a material right and, therefore, included in the accounting for the initial arrangement. We estimate the average anticipated discount over the lifetime of the contract, and apply that discount to each contract. On a quarterly basis, we review our estimates and, if needed, updates are made and changes are applied prospectively.

The Company primarily recognizes revenue over time as a result of the continuous transfer of control of its product to the customer using the output method based on units manufactured. This continuous transfer of control to the customer is supported by clauses in the contracts that provide rights to payment of the transaction price associated with work performed to date on products that do not have an alternative use to the Company. Management believes that recognizing revenue using the output method based on units manufactured best depicts the extent of transfer of control to the customer.

In certain instances the promised goods do have an alternative use. In these instances, revenue is recognized when the customer obtains control of the product. Contracts of this nature typically include customer acceptance clauses, which results in revenue recognition occurring upon customer acceptance.

Depending on the size of project, the manufacturing process generally takes from less than one week to four months to complete production. The accounting for each contract involves a judgmental process of estimating total sales, costs, and profit for each performance obligation. Cost of revenue is recognized based on the unit of production. The amount reported as revenue is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of revenue.

The Company has elected to adopt certain practical expedients and exemptions as allowed under the new revenue recognition guidance such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) excluding any collected sales tax amounts from the calculation of revenue, and (iii) accounting for shipping and handling activities that are incurred after the customer has obtained control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated (see Shipping and Handling).

Shipping and Handling

The Company accounts for shipping and handling related to contracts with customers as costs to fulfill its promise to transfer the associated products. Accordingly, payment by the Company's customers for shipping and handling costs for delivery of the Company's products are recorded as a component of revenue in the accompanying consolidated statements of operations. Shipping and handling expenses are included as a component of cost of revenue as incurred and totaled $5.3 million, $4.6 million and $5.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Concentrations

The Company has cash deposited at certain financial institutions which, at times, may exceed the limits provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses on such amount and believes it is not subject to significant credit risk related to cash balances. As of December 31, 2025, $6.8 million of the Company's bank balances were in excess of FDIC insurance limits.

The Company had the following revenue concentrations representing approximately 10% or more of revenue for the years ended December 31, 2025, 2024 and 2023 and related accounts receivable concentrations as of December 31, 2025, and 2024:

	2025		2024		2023
	Revenue %	Accounts Receivable %	Revenue %	Accounts Receivable %	Revenue %
Customer A	19.1 %	25.2 %	26.4 %	19.0 %	36.3 %
Customer B	12.9 %	6.9 %	10.4 %	8.8 %	5.5 %

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value, as follows:

• **Level 1** – Quoted prices in active markets for identical assets or liabilities.

• **Level 2** – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• **Level 3** – Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

The fair values of the Company's cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company's long-term debt approximates fair value and is considered level 2, as it is based on current market rates at which the Company could borrow funds with similar terms.

Income Taxes

The Company is taxed as a corporation for U.S. federal and state income tax purposes. Prior to July 1, 2023, the Company's sole material asset was Shoals Parent LLC, which was a limited liability company that was taxed as a partnership for US federal and certain state and local income tax purposes. Shoals Parent

Shoals Technologies Group, Inc.
Notes to Consolidated Financial Statements

LLC's net taxable income and related tax credits, if any, were passed through to its members and included in the member's tax returns.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that the deferred tax assets will be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations.

The Company accounts for uncertainty in income taxes using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return, which are subject to examination by federal and state taxing authorities. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of the tax benefit recognized is the largest amount of the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax uncertainties. The Company recognizes penalties and interest related to uncertain tax positions within the income tax expense financial statement caption in the accompanying consolidated statements of operations. The Company did not have any material interest and penalties during the years ended December 31, 2025, 2024 and 2023.

The Company files U.S. federal and certain state income tax returns. The income tax returns of the Company are subject to examination by U.S. federal and state taxing authorities for various time periods, depending on each jurisdictions' rules, beginning generally after the income tax returns are filed.

Product Warranty

The Company offers an assurance type warranty for its products against manufacturer defects and does not contain a service element. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. Specific liabilities are established once an issue is identified with the amounts for such liabilities based on the estimated cost of correction. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary. As of December 31, 2025 and 2024 our estimated warranty liability was $3.6 million and $41.0 million, respectively. See further discussion of warranty related matters in Note 8 - Warranty Liability.

Equity-Based Compensation

The Company recognizes equity-based compensation expense based on the equity award's grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the closing market price of the Company's common stock on the day prior to the grant date. Equity-based compensation expense related to performance stock units is recognized if it is probable that the performance

61

condition will be satisfied. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period, including those units with graded vesting. However, the amount of equity-based compensation at any date is at least equal to the portion of the grant date fair value of the award that is vested.

Earnings per Share ("EPS")

Basic EPS is computed by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue shares, such as unvested restricted stock units, were exercised and converted into shares. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the potential shares had been issued and were dilutive.

Segment Reporting

ASC 280 ("Segment Reporting") establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one operating and reportable segment and derives revenues from selling its product.

Foreign Currency Remeasurement

The reporting currency of the Company and its subsidiaries is the United States dollar. Remeasurement gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included the consolidated statements of operations.

Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023 were not material to our consolidated financial statements.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development expenses for the years ended December 31, 2025, 2024 and 2023 were not material to our consolidated financial statements.

New Accounting Standards

Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 16 Income Taxes in the accompanying notes to the consolidated financial statements for further detail.

Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software to current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. This update is effective for interim and annual periods beginning after December 15, 2027, with early adoption permitted. ASU 2025-06 is not expected to significantly change our current accounting for internal-use software.

In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in International Accounting Standard 20 "Accounting for Government Grants and Disclosure of Government Assistance". The new guidance is effective for public business entities in annual periods beginning after December 15, 2028, with early adoption permitted. ASU 2025-10 is not expected to significantly change our current accounting for incentives from federal, state, and local governments.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements.

3.   Accounts Receivable

Accounts receivable, net consists of the following (in thousands):

	December 31,		
	2025		**2024**
Accounts receivable	$	129,289	$	78,677
Less: allowance for credit losses		(496)		(496)
Accounts receivable, net	$	128,793	$	78,181

4.   Inventory

Inventory consists of the following (in thousands):

	December 31,		
	2025		**2024**
Raw materials	$	90,694	$	55,703
Work in process		2,842		2,316
Finished goods		268		2,415
Allowance for obsolete or slow-moving inventory		(3,926)		(4,457)
Inventory	$	89,878	$	55,977

The following table presents the change in the allowance for obsolete or slow-moving inventory balances (in thousands):

	December 31,	
	2025	2024
Allowance balance, beginning of year	$ (4,457)	$ (6,569)
Provision	(1,206)	(2,670)
Write offs	1,737	4,782
Allowance balance, end of year	$ (3,926)	$ (4,457)

5. Property, Plant and Equipment

Property, plant, and equipment, net consists of the following (in thousands):

	Estimated Useful Lives (Years)	December 31,	
		2025	2024
Land	N/A	$ 610	$ 840
Building and land improvements	5-40	30,228	13,687
Machinery and equipment	3-5	23,940	19,958
Furniture and fixtures	3-7	3,193	2,705
Vehicles	5	125	125
Construction in Progress		12,694	3,969
		70,790	41,284
Less: accumulated depreciation		(17,488)	(13,062)
Property, plant and equipment, net		$ 53,302	$ 28,222

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $6.2 million, $5.0 million and $2.6 million, respectively. During the years ended December 31, 2025, 2024 and 2023, $5.2 million, $4.0 million and $2.0 million, respectively, of depreciation expense was allocated to cost of revenue and $1.0 million, $1.0 million and $0.6 million, respectively, of depreciation expense was allocated to operating expenses.

6. Goodwill and Other Intangible Assets

Goodwill

As of December 31, 2025 and 2024, goodwill totaled $69.9 million. There was no change or adjustments to the carrying amount of goodwill during the years ended December 31, 2025 and 2024.

Other Intangible Assets

Other intangible assets, net consisted of the following (in thousands):

	Estimated Useful Lives (Years)	December 31, 2025	December 31, 2024
Amortizable:			
Costs:			
Customer relationships	13	$ 53,100	$ 53,100
Developed technology	13	34,600	34,600
Trade names	13	11,900	11,900
Total amortizable intangibles		99,600	99,600
Accumulated amortization:			
Customer relationships		35,223	31,179
Developed technology		22,845	20,183
Trade names		8,033	7,155
Total accumulated amortization		66,101	58,517
Total other intangible assets, net		$ 33,499	$ 41,083

Amortization expense related to intangible assets amounted to $7.6 million, $7.6 million and $7.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Estimated future annual amortization expense for other intangible assets, net are as follows (in thousands):

For the Year Ended December 31,	Amortization Expense
2026	7,585
2027	7,585
2028	7,585
2029	7,585
2030	3,159
	$ 33,499

7. Accrued Expenses and Other

Accrued expenses and other consists of the following (in thousands):

	December 31, 2025	December 31, 2024
Accrued compensation	$ 6,532	$ 5,005
Accrued interest	653	259
Accrued rebates	4,851	3,058
Other accrued expenses	10,179	4,219
Total accrued expenses and other	$ 22,215	$ 12,541

8. Warranty Liability

General Warranty

The Company offers an assurance type warranty for its products against manufacturer defects which does not contain a service element. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable. As of December 31, 2025 and December 31, 2024, our estimated general warranty liability was approximately $0.3 million and $1.1 million, respectively. The Company recorded total warranty expense related to general warranty matters of $0.5 million, $1.9 million, and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Wire Insulation Shrinkback Warranty

The Company was notified by certain customers that a subset of wire harnesses used in its EBOS solutions has presented unacceptable levels of contraction of wire insulation ("wire insulation shrinkback"). Based upon the Company's assessment, the Company currently believes the wire insulation shrinkback is related to defective wire manufactured by Prysmian Cables and Systems USA, LLC ("Prysmian"). Based on the Company's continued analysis of information available as of the date of this Annual Report, the Company determined that a loss was both probable and reasonably estimable. For the year ended December 31, 2023, the Company disclosed an initial range of potential loss from $59.7 million to $184.9 million. The Company recorded warranty expense for this matter of $59.2 million during the year ended December 31, 2023. During the year ended December 31, 2024, the Company determined it was appropriate to adjust the range of estimates previously provided based on additional information obtained. The low-end of the estimated range increased to $73.0 million and the high-end decreased to $160.0 million. The Company recorded warranty expense of $13.3 million during the year ended December 31, 2024.

In accordance with ASC 450, *Contingencies*, the Company believes the potential estimated loss for this matter is $73.0 million, which represents the best estimate of the potential loss as of December 31, 2025, of which $69.7 million has been incurred to date. As of December 31, 2025, our recorded remaining warranty liability related to this matter was $3.3 million. It is reasonably possible that our liability could exceed the amount recorded, including due to additional reports of wire insulation shrinkback at previously affected and reported solar projects or at projects not previously reported or otherwise identified. Any excess amounts remain uncertain.

The estimated loss, as revised, continues to be based on several assumptions, including estimated failure rates, future notification of impacted harnesses, the potential magnitude of engineering, procurement and construction firm's labor cost to identify and perform the repair and replacement of impacted harnesses, materials replacement cost, planned remediation method, and inspection costs. While our wire insulation shrinkback warranty liability represents our best estimate of expected losses, the Company will monitor future activity to best estimate potential losses. The Company has increased, and may further increase, its estimated warranty liability from its current estimate based on available information, including future remediation efforts and the scope of future replacements, if any. Such increase may be material. The Company does not maintain insurance for product warranty issues and has commenced a lawsuit against Prysmian, as discussed in more detail under Wire Insulation Shrinkback Litigation section of Note 15 - Commitments and Contingencies. Because the lawsuit against Prysmian is ongoing, potential recovery from Prysmian is not considered probable as defined in ASC 450, Contingencies, and has not been considered in our estimate of the warranty liability as of December 31, 2025.

The Company recorded total warranty expense related to this matter of zero, $13.3 million, and $59.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Shoals Technologies Group, Inc.
Notes to Consolidated Financial Statements

Warranty liability, which includes both general warranty and wire insulation shrinkback warranty, consists of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Warranty liability, beginning of period	$ 40,994	$ 54,914	$ 560
Warranty expense	522	15,203	59,556
Payments	(40,965)	(29,123)	(5,202)
Warranty adjustments (1)	3,054	—	—
Warranty liability, end of period	$ 3,605	$ 40,994	$ 54,914
Less: current portion	3,202	29,602	31,099
Warranty liability, net current portion	$ 403	$ 11,392	$ 23,815

(1) Warranty adjustments are related to the expected value of scrap recoveries and have been recorded in other assets.

9.   Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,	
	2025	2024
Revolving line of credit	$ 136,750	$ 141,750

The aggregate amounts of principal maturities on the Company's long-term debt is as follows (in thousands):

For the Year Ended December 31,	
2026	$ —
2027	—
2028	—
2029	136,750
Thereafter	—
	$ 136,750

Senior Secured Credit Agreement

On November 25, 2020 Shoals Holdings LLC, a former subsidiary of the Company, entered into a senior secured credit agreement (as amended, the "Senior Secured Credit Agreement"), consisting of (i) a $350.0 million senior secured six-year term loan facility (the "Term Loan Facility"), (ii) a $30.0 million senior secured delayed draw term loan facility, maturing concurrently with the six-year Term Loan Facility (the "Delayed Draw Term Loan Facility") and (iii) an uncommitted super senior first out revolving credit facility (the "Revolving Credit Facility").

In December 2020, Shoals Holdings LLC entered into two amendments to the Senior Secured Credit Agreement in order to obtain a $100.0 million increase to the Revolving Credit Facility and modify the terms of the interest rate and prepayment premium. As part of the first amendment the Company repaid and terminated all outstanding commitments under the Delayed Draw Term Loan Facility.

On May 2, 2022, Shoals Holdings LLC entered into an amendment to the Senior Secured Credit Agreement in order to increase the amount available for borrowing under the Revolving Credit Facility from $100.0 million to $150.0 million. The amendment also set forth Secured Overnight Financing Rate ("SOFR") as the benchmark rate.

On December 27, 2023, the Company used proceeds from the Revolving Credit Facility to make a $50.0 million voluntary prepayment of outstanding borrowings under the Term Loan Facility. On January 19, 2024, the Company used proceeds from the Revolving Credit Facility to make a $100.0 million voluntary prepayment of outstanding borrowings under the Term Loan Facility.

On March 19, 2024, the Company entered into an amendment to the Senior Secured Credit Agreement. The amendment, among other things, (i) increased the amount available for borrowing under the Revolving Credit Facility from $150.0 million to $200.0 million, (ii) reduced the interest rate margin applicable to the Revolving Credit Facility by at least 0.25%, with additional 0.25% step-downs if the consolidated first lien secured leverage ratio does not exceed certain thresholds (which step-downs will step back up if such leverage ratio exceeds those thresholds), (iii) reduced the commitment fee applicable to the undrawn amount of the Revolving Credit Facility by at least 0.10% with additional 0.05% step-downs if the consolidated first lien secured leverage ratio does not exceed certain thresholds (which step-downs will step back up if such leverage ratio exceeds such thresholds), (iv) lowered the maximum consolidated leverage ratio permitted under the Senior Secured Credit Agreement to (a) 4.25:1.00 from April 1, 2024 through March 31, 2025 and (b) thereafter, 4.00:1.00 (with temporary increases to the maximum consolidated first lien secured leverage ratio in the event a material acquisition closes), (v) extended the maturity date applicable to the Revolving Credit Facility to March 19, 2029, the fifth anniversary of the amendment's effective date, (vi) amended certain covenants under the Senior Secured Credit Agreement in a manner customary for facilities of this type, and (vii) Shoals Technologies Group, Inc. became the sole borrower under the Senior Secured Credit Agreement.

On March 19, 2024, the Company made a $43.8 million voluntary prepayment of all the outstanding term loans under the Term Loan Facility, thereby terminating all term loan commitments under the Term Loan Facility.

Beginning March 19, 2024 and until the delivery of the Company's compliance certificate for the second quarter of 2024 pursuant to the Senior Secured Credit Agreement, the Revolving Credit Facility bore interest at a rate equal to, at the Company's election, either adjusted term SOFR or base rate (each, as defined in the Senior Secured Credit Agreement) plus (i) in the case of SOFR rate loans, 2.50% per annum and (ii) in the case of base rate loans, 1.50% per annum.

Following the delivery of the Company's compliance certificate for the second quarter of 2024, and as of December 31, 2025, pursuant to our Senior Secured Credit Agreement, the Revolving Credit Facility bears interest at a rate equal to, at the Company's election, either adjusted term SOFR or base rate (each, as defined in the Senior Secured Credit Agreement) plus an applicable interest rate margin, based upon the consolidated first lien secured leverage ratio. The applicable interest rate margin varies from 2.25% to 3.00% per annum for term benchmark loans and 1.25% to 2.00% per annum for base rate loans. As of December 31, 2025, the interest rate on the Revolving Credit Facility ranged from 6.77% to 7.03%, which represented SOFR plus 3.0%.

As of December 31, 2025, there were $136.8 million of outstanding borrowings on the Revolving Credit Facility, and the Company had $60.5 million of availability under the Revolving Credit Facility.

Guarantees and Security

The obligations under the Senior Secured Credit Agreement are guaranteed by Shoals Technologies Group, Inc.'s and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Senior Secured Credit Agreement are secured by a first priority security interest in substantially all of Shoals Technologies Group Inc.'s and the guarantors' existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, material owned real property, cash and proceeds of the foregoing.

Prepayments and Amortization

Loans under the Revolving Credit Facility may be voluntarily prepaid, at Shoals Technologies Group Inc.'s option, in whole, or in part, in each case without premium or penalty.

There is no scheduled amortization under the Revolving Credit Facility.

Restrictive Covenants and Other Matters

The Senior Secured Credit Agreement contains affirmative and negative covenants that are customary for financings of this type, including covenants that restrict our incurrence of indebtedness, incurrence of liens, dispositions, investments, acquisitions, restricted payments, and transactions with affiliates. The Senior Secured Credit Agreement also includes customary events of default, including the occurrence of a change of control.

As discussed above, the Revolving Credit Facility also includes a consolidated leverage ratio financial covenant that is tested on the last day of each fiscal quarter. As of December 31, 2025, the Company was in compliance with all the required covenants.

10. Earnings per Share ("EPS")

Basic EPS of Class A common stock is computed by dividing net income attributable to the Company by the weighted average number of shares of Class A common stock outstanding during the period. Diluted EPS of Class A common stock is computed similarly to basic EPS except the weighted average shares outstanding are increased to include additional shares from the exchange of Class B common stock under the if-converted method and the assumed exercise of any common stock equivalents using the treasury stock method, if dilutive. The Company's restricted/performance stock units are considered common stock equivalents for this purpose.

Basic and diluted EPS of Class A common stock have been computed as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2025	**2024**	**2023**
Numerator:			
Net income attributable to Shoals Technologies Group, Inc. - basic & diluted	$ 33,574	$ 24,127	$ 39,974
Denominator:			
Weighted average shares of Class A common stock outstanding - basic	167,257	168,570	164,165
Effect of dilutive securities:			
Restricted / performance stock units	1,121	155	339
Weighted average shares of Class A common stock outstanding - diluted	168,378	168,725	164,504
Earnings per share of Class A common stock - basic	$ 0.20	$ 0.14	$ 0.24
Earnings per share of Class A common stock - diluted	$ 0.20	$ 0.14	$ 0.24

For the years ended December 31, 2025 and 2024 there were no shares of Class B common stock outstanding as all outstanding shares of Class B common stock (together with the relevant limited liability units) were exchanged for Class A common stock in the first quarter of 2023.

11.   Equity-Based Compensation

2021 Long-Term Incentive Plan

The Shoals Technologies Group, Inc. 2021 Long-Term Incentive Plan (the "2021 Incentive Plan") became effective on January 26, 2021. The 2021 Incentive Plan authorized 8,768,124 new shares, subject to adjustment pursuant to the 2021 Incentive Plan.

Restricted Stock Units

During the years ended December 31, 2025, 2024 and 2023 the Company granted 2,119,962, 1,559,317, and 413,873 restricted stock units ("RSUs"), respectively, to certain employees, officers and directors of the Company. The RSUs had grant date fair values ranging from $3.26 to $10.34, $4.40 to $15.39, and $14.45 to $28.26, respectively, during the years ended December 31, 2025, 2024 and 2023. The RSUs generally vest ratably over 3 years, except for director grants which vest over one year, and for retention grants which vest over 2 to 3 years.

Activity under the 2021 Incentive Plan for RSUs was as follows:

	Restricted Stock Units	Weighted Average Price
Outstanding, December 31, 2022	1,736,975	$ 22.34
Granted	413,873	$ 24.78
Vested	(887,996)	$ 21.39
Forfeited	(91,386)	$ 23.05
Outstanding, December 31, 2023	1,171,466	$ 23.87
Granted	1,559,317	$ 8.91
Vested	(650,080)	$ 23.43
Forfeited	(238,347)	$ 16.75
Outstanding, December 31, 2024	1,842,356	$ 12.21
Granted	2,119,962	$ 4.33
Vested	(734,768)	$ 17.33
Forfeited	(371,728)	$ 6.86
Outstanding, December 31, 2025	2,855,822	$ 5.75

Performance Stock Units

During the years ended December 31, 2025, 2024 and 2023, the Company granted an aggregate of 941,257, 324,099, and 205,585 Performance Stock Units ("PSUs"), respectively, to certain executives. The PSUs granted during 2023 cliff vest after 3 years upon meeting certain revenue and gross profit targets. The PSUs granted during 2024 and 2025 cliff vest after 3 years upon meeting certain revenue and adjusted EPS targets and contain certain modifiers which could increase or decrease the ultimate number of Class A common stock issued to the executives. The PSUs were valued using the market value of the Class A common stock on the grant date ranging from $4.59 to $5.34, $13.01 to $15.39, and $26.55 to $28.26, respectively, during the years ended December 31, 2025, 2024 and 2023.

Activity under the 2021 Incentive Plan for PSUs was as follows:

	Performance Stock Units	Weighted Average Price
Outstanding, December 31, 2022	256,305	$ 11.89
Granted	205,585	$ 27.75
Vested	(67,101)	$ 11.86
Forfeited	(101,323)	$ 13.08
Outstanding, December 31, 2023	293,466	$ 22.59
Granted	324,099	$ 15.30
Vested	(22,790)	$ 16.04
Forfeited	(122,109)	$ 19.26
Outstanding, December 31, 2024	472,666	$ 18.77
Granted	941,257	$ 4.63
Vested	(37,678)	$ 14.43
Forfeited	(54,725)	$ 9.65
Outstanding, December 31, 2025	1,321,520	$ 9.20

During the years ended December 31, 2025, 2024 and 2023, the Company recognized $9.9 million, $14.2 million, and $20.9 million, respectively, in equity-based compensation. As of December 31, 2025, the Company had $13.9 million of unrecognized compensation costs which is expected to be recognized over a weighted average period of 1.87 years.

12.   Stockholders' Equity

Secondary Offerings

On March 10, 2023, the selling stockholders, which consisted of certain entities controlled by the Company's founder, completed a secondary offering consisting of 24,501,650 shares of Class A common stock. Following this transaction, the holders of LLC Interests exchanged all the LLC Interests and corresponding shares of Class B common stock of the Company beneficially owned by them into shares of Class A common stock of the Company. As a result, upon effectiveness of such exchanges, all of the LLC Interests in Shoals Parent LLC were held by the Company, no other holders owned LLC Interests and no Class B common stock was or is outstanding. The Company did not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering. As of December 31, 2025 and 2024, there were no shares of Class B common stock nor LLC Interests outstanding, and no shares of Class B common stock are currently issuable.

Shoals Parent LLC Ownership

Prior to July 1, 2023, the Company owned 100% of Shoals Parent LLC, was the sole managing member of Shoals Parent LLC and had the sole voting power in, and controlled the management of, Shoals Parent LLC. On July 1, 2023, the Company contributed 100% of its LLC Interests to Shoals Intermediate Parent. Following the contribution, Shoals Parent LLC became a disregarded single member limited liability company, eliminating the Company's Up-C structure. Effective December 31, 2023, Shoals Parent LLC merged with and into Shoals Intermediate Parent with Shoals Intermediate Parent as the surviving corporation.

Prior to the Company owning 100% of Shoals Parent LLC, the remaining interest in Shoals Parent LLC was held by the Continuing Equity Owners, who could exchange at each of their respective options, in whole or in part, from time to time, their LLC Interests (along with an equal number of shares of Class B common stock (which shares were then immediately canceled)) for cash or newly issued shares of our Class A common stock. Accordingly, the Company consolidated the financial results of Shoals Parent LLC and reported non-controlling interests in its condensed consolidated financial statements. In accordance with the limited liability company agreement of Shoals Parent LLC, Shoals Parent LLC made cash distributions to its members in an amount sufficient to cover the members' tax liabilities, if any, with respect to each member's share of Shoals Parent LLC taxable earnings. The payment of these cash distributions by Shoals Parent LLC to Continuing Equity Owners was recorded as distributions to holders of LLC Interests in the accompanying condensed consolidated statements of stockholders' equity and condensed consolidated statements of cash flows.

Common Stock Economic and Voting Rights

Holders of Class A common stock are entitled to one vote per share and, except as otherwise required, vote together as a single class on all matters on which stockholders generally are entitled to vote.

Share Repurchase Program and Accelerated Share Repurchase Agreement

On June 11, 2024, the Company announced a share repurchase program (the "Repurchase Program") authorizing the repurchase of up to $150.0 million of the Company's Class A common stock, with an estimated completion date of December 31, 2025. Under the Repurchase Program, the Company is authorized to repurchase shares of Class A common stock through open market purchases, privately-negotiated transactions, accelerated share repurchases or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The Repurchase Program does not obligate the Company to repurchase shares of Class A common stock and the specific timing and amount of repurchases will vary based on available capital resources and other financial and operational performance metrics, market conditions, securities law limitations, and other factors. The shares repurchased pursuant to the Repurchase Program are held as treasury shares of the Company.

In connection with the Repurchase Program, on June 11, 2024, the Company entered into an accelerated share repurchase agreement (the "ASR") with Jefferies LLC to repurchase $25.0 million of the Company's Class A common stock. Under the terms of the ASR, the Company paid $25.0 million to Jefferies LLC on June 12, 2024, and received 2,202,643 shares of Class A common stock, representing approximately 60% of the notional amount of the ASR, based on the closing price of $6.81 on June 10, 2024.

As of June 12, 2024, the $25.0 million payment to Jefferies LLC was recognized as a reduction to stockholders' equity, consisting of a $15.0 million increase in treasury stock, which reflected the value of the initial 2,202,643 shares received upon initial settlement, and a $10.0 million decrease in additional paid-in capital, which reflected the value of the shares then held by Jefferies LLC and pending final settlement of the ASR.

On August 5, 2024, in final settlement of the ASR, Jefferies LLC delivered an additional 1,705,744 shares of the Company's Class A common stock to the Company. Final settlement was based on a repurchase price of $6.40 per share, which was based on the average of the daily volume weighted average price per share of the Company's Class A common stock during the term of the ASR, less a discount. Upon final settlement the value of the shares was reclassified from Additional Paid-in Capital to Treasury Stock.

The Company did not repurchase any shares of its common stock under the Repurchase Program during the twelve months ended December 31, 2025.

13. Non-Controlling Interests

As of the first quarter of 2023, the Company owned 100% of Shoals Parent LLC. The following table summarizes the effects of the changes in ownership in Shoals Parent LLC on equity for the year ended December 31, 2023. There was no activity for the years ended December 31, 2025 or 2024.

	Year ended December 31, 2023
Net income attributable to non-controlling interests	$ 2,687
Transfers to non-controlling interests:	
Increase as a result of activity under equity-based compensation plan	687
Decrease from tax distributions to non-controlling interests	(2,628)
Reallocation of non-controlling interests	(10,361)
Change from net income attributable to non-controlling interests and transfers to non-controlling interests	$ (9,615)

Issuance of Additional LLC Interests

Shoals Technologies Group, Inc.
Notes to Consolidated Financial Statements

Under the limited liability company agreement of Shoals Parent LLC ("LLC Agreement"), the Company was required to cause Shoals Parent LLC to issue additional LLC Interests to the Company when the Company issued additional shares of Class A common stock. Other than as it relates to the issuance of Class A common stock in connection with an equity incentive program, the Company contributed to Shoals Parent LLC net proceeds and property, if any, received by the Company with respect to the issuance of such additional shares of Class A common stock. The Company caused Shoals Parent LLC to issue a number of LLC Interests equal to the number of shares of Class A common stock issued such that, at all times, the number of LLC Interests held by the Company was equal to the number of outstanding shares of Class A common stock. During the year ended December 31, 2023, the Company caused Shoals Parent LLC to issue to the Company a total of 601,518 LLC Interests, for the vesting of awards granted under the 2021 Long-Term Incentive Plan. There were no issuance of LLC Interests for the years ended December 31, 2025 and 2024. On July 1, 2023, the Company contributed 100% of its LLC Interests in Shoals Parent LLC to its wholly-owned subsidiary, Shoals Intermediate Parent. Following the contribution, Shoals Parent LLC became a disregarded single member limited liability company, eliminating the Up-C structure. Effective December 31, 2023, Shoals Parent LLC merged with and into Shoals Intermediate Parent with Shoals Intermediate Parent as the surviving corporation.

Distributions for Taxes

As a limited liability company (treated as a partnership for income tax purposes), Shoals Parent LLC did not incur significant federal, state or local income taxes, as these taxes were primarily the obligations of its members. As authorized by the LLC Agreement, Shoals Parent LLC was required to distribute cash, to the extent that Shoals Parent LLC had cash available, on a pro rata basis, to its members to the extent necessary to cover the members' tax liabilities, if any, with respect to each member's share of Shoals Parent LLC taxable earnings. Shoals Parent LLC made such tax distributions to its members quarterly, based on the single highest marginal tax rate applicable to its members applied to projected year-to-date taxable income. During the year ended December 31, 2023, tax distributions to non-controlling LLC Interests holders were $2.6 million. There was no tax distribution activity for the years ended December 31, 2025 and 2024.

Other Distributions

Pursuant to the LLC Agreement, the Company had the right to determine when distributions would be made to LLC members and the amount of any such distributions. If the Company authorized a distribution, such distribution was made to the members of the LLC (including the Company) pro rata in accordance with the percentages of their respective LLC units.

14. Leases

The Company has operating leases for real estate related to manufacturing operations. The following table summarizes the balances as it relates to leases at the end of the period (in thousands):

Location on the Consolidated Balance Sheets		December 31,		
		2025		**2024**
Right-of-use asset	Right-of-use operating lease assets	$ 46,044	$	1,786
Lease liability, current portion	Accrued expenses and other	$ 3,217	$	881
Lease liability, net current portion	Right-of-use operating lease liabilities	38,661		1,235
Total lease liability		$ 41,878	$	2,116

The Company entered into a lease agreement for a new manufacturing facility in order to expand the operational footprint of the Portland, Tennessee manufacturing facilities. The accounting commencement date for the lease of this new and expanded facility was September 1, 2025.

The Company determines if an arrangement is a lease at its inception. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company's leases generally do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Operating lease arrangements are comprised primarily of real estate and equipment agreements. The Company elected to apply the practical expedient to consider non-lease components as a part of the lease. The Company's leases contain certain non-lease components for common area maintenance which are variable on a month to month basis and as such recorded as a variable lease expense as incurred.

The details of the Company's operating leases are as follows (in thousands):

	Year Ended December 31,				
	2025		**2024**		**2023**
Operating lease expense	$ 2,884	$	1,085	$	1,189
Variable lease expense	233		227		168
Short-term lease expense	111		45		61
Total lease expense	$ 3,228	$	1,357	$	1,418

The following table presents the maturities of lease liabilities as of December 31, 2025 (in thousands):

For the Year Ended December 31,	Operating Leases
2026	6,070
2027	5,597
2028	5,431
2029	5,596
2030	5,762
Thereafter	30,388
Total lease payments	58,844
Less: Imputed lease interest	(16,966)
Total lease liabilities	$ 41,878

The Company's weighted average remaining lease-term and weighted average discount rate are as follows:

	Year Ended December 31,	
	2025	2024
Weighted average remaining lease-term	9.58 years	2.33 years
Weighted average discount rate	7.1%	4.5%

Supplemental cash flow and other information related to operating leases are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Operating cash flows from operating leases	$ 6,275	$ 1,610
Non-cash investing activities:		
Right of use operating lease assets obtained in exchange for lease obligations	$ 46,168	$ —
Right of use operating lease liabilities obtained in exchange for lease assets	$ 41,336	$ —

15. Commitments and Contingencies

Litigation

The Company is from time to time subject to legal proceedings and claims, which arise in the normal course of its business. In the opinion of management and legal counsel, except as disclosed below, the amount of losses or gains that may be sustained, if any, would not have a material effect on the financial position, results of operations or cash flows of the Company. The Company records legal costs associated with loss contingencies, including fees and costs associated with preservation of evidence in connection with the wire insulation shrinkback litigation, as incurred.

Intellectual Property Litigation

The 2023 IP Litigations. On May 4, 2023, the Company filed a patent infringement complaint with the U.S. International Trade Commission ("ITC") against Hikam America, Inc., a corporation based in Chula Vista,

California, and its related foreign entities (together, "Hikam"), and Voltage LLC, a limited liability company based in Chapel Hill, North Carolina, and a related foreign entity (together, "Voltage"). The complaint primarily requests that the ITC (i) investigate unlawful imports of certain photovoltaic connectors and components that the Company alleges infringe on two valid and enforceable patents owned by the Company related to improved connectors for solar panel arrays and (ii) issue a limited exclusion order and a cease and desist order against the Hikam respondents and the Voltage respondents to bar them from importing, marketing, distributing, selling, offering for sale, licensing, advertising, transferring, or otherwise using the infringing photovoltaic connectors and components in and into the United States. Also on May 4, 2023, the Company filed complaints against Hikam in the U.S. District Court for the Southern District of California, and against Voltage in the U.S. District Court for the Middle District of North Carolina on the same subject matter. The District Court actions seek injunctive relief and monetary damages. The District Court actions have been stayed pending the final disposition of the ITC investigation. On August 30, 2024, the Administrative Law Judge issued a Final Initial Determination finding that Voltage violated Section 337 of the Tariff Act of 1930, as amended, by importing infringing LYNX trunk bus products into the United States. However, on January 14, 2025, the ITC reversed the Administrative Law Judge's Final Initial Determination and issued a Notice of a Commission Final Determination Finding No Violation of Section 337. The Company appealed the ITC's decision to the Federal Circuit on February 11, 2025. The appeal is pending. On February 11, 2026, the Company and Hikam filed a voluntary, joint-dismissal that will end the legal proceedings as they pertain to Hikam. The Company's case against Voltage remains stayed pending a ruling in the appeal.

The 2025 IP Litigations. On January 9, 2025, the Company filed a patent infringement complaint at the ITC against Voltage. This complaint cites two new patents (the '375 and '376 Patents) that cover the Company's BLA solutions. Also on January 9, 2025, the Company filed a complaint against Voltage in the U.S. District Court for the Middle District of North Carolina "(the District Court case") on the same subject matter. These complaints seek injunctive relief and, in the District Court case, damages for reasonable royalty and lost profits.

On February 6, 2026, an Administrative Law Judge at the ITC issued an Initial Determination finding that Voltage's products infringed on Shoals '375 and '376 patents. The ITC is expected to issue a Final Determination by June 2026.

In the District Court case, a bench trial on certain equitable defenses raised by Voltage is scheduled for February 26-27 of 2026. A jury trial to resolve Shoals' infringement claims and other remaining matters is scheduled for August 2026. On February 17, 2026, Shoals filed a motion for preliminary injunction seeking additional, immediate relief to prevent the alleged infringing activities from continuing while the case is pending. Voltage's response to this motion is due March 10, 2026.

The Company is vigorously pursuing these 2023 IP Litigations and the 2025 IP Litigations. However, at this stage, the Company is unable to predict the outcome or impact on its business and financial results. The Company is accounting for these matters as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450, Contingencies.

Wire Insulation Shrinkback Litigation

On October 31, 2023, the Company filed a complaint against Prysmian in the U.S. District Court for the Middle District of Tennessee, Nashville Division. The Company filed an amended complaint on December 4, 2024. The amended complaint alleges that the Company suffered damages caused by defective wire Prysmian sold to the Company from approximately 2019 through approximately 2022. The amended complaint alleges that the wire at issue in the litigation has presented unacceptable levels of wire insulation shrinkback. The amended complaint includes, among other causes of action, product liability, breach of contract, breach of warranty, indemnity, and negligence claims. Mediation in this case is ongoing.

The Company seeks compensatory and punitive damages, recovery of all costs and expenses incurred by the Company in connection with the identification, repair and replacement of the Prysmian wire alleged to be defective, and other legal and equitable relief. The Company is vigorously pursuing its amended complaint, and as the Company continues to assess this matter, it may, from time to time, amend, update or supplement the amended complaint to, among other things, increase the damages sought for various purposes, including in accordance with increases to the Company's estimated warranty liability and related expenses related to this matter. At this stage, the Company is unable to predict the outcome of this litigation or the impact on its business and financial results. The Company is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450, Contingencies.

Securities Litigation

On March 21, 2024, a purported stockholder filed a putative securities class action against the Company and certain of its current and former executive officers in the United States District Court for the Middle District of Tennessee, Nashville Division, captioned Westchester Putnam Counties Heavy & Highway Laborers Local 60 Benefits Fund v. Shoals Technologies Group, Inc., et al. The complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, based on allegedly false and misleading statements and omissions relating to the wire insulation shrinkback matter. The complaint seeks unspecified monetary damages, recovery of fees and costs, and other relief that the court may find appropriate. On May 8, 2024 and May 15, 2024, respectively, similar class action complaints were filed in the same court against the Company and certain current and former officers, but these complaints also named as defendants the Company's Board of Directors, and the selling stockholders and underwriters of the Company's secondary public offering. While the allegations are largely similar to the first complaint, these new complaints also alleged violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. These cases were captioned Oklahoma Police Pension and Retirement System v. Shoals Technologies Group, Inc. and Kissimmee Utility Authority Employees Retirement Plan v. Shoals Technologies Group, Inc.

On May 24, 2024, all of these cases were consolidated into one action captioned In re Shoals Technologies Group, Inc. Securities Litigation. Plaintiff Erste Asset Management GmbH has been appointed Lead Plaintiff. On December 9, 2024, Lead Plaintiff and plaintiff Kissimmee Utility Authority Employees' Retirement Plan filed a consolidated complaint, and on February 4, 2025, Plaintiffs filed an amended complaint. The Company filed a motion to dismiss the amended complaint on February 18, 2025. Plaintiffs filed an opposition to the motion to dismiss on April 21, 2025. On September 30, the court issued its ruling on the motion to dismiss, granting it in part and denying it in part. On January 21, 2025, Plaintiffs filed a motion for class certification, appointment of class representatives, and approval of class counsel. Defendants' opposition to Plaintiffs' motion is due April 6, 2026. Plaintiffs' reply brief in support of their motion is due May 21, 2026. In December 2025 and January 2026, the Company and the Plaintiffs engaged in court-ordered mediation. This case is ongoing.

Although the Company intends to continue to vigorously defend against these claims, there is no guarantee that the Company will prevail. Accordingly, the Company is unable to determine the ultimate outcome of this consolidated lawsuit or determine the amount or range of potential losses associated with the consolidated lawsuit.

Derivative Litigation

On May 16, 2024, a derivative stockholder action was filed against certain current and former officers and directors of the Company in the United States District Court for the Middle District of Tennessee, Nashville Division, captioned *Corwin v. Forth, et al*. The complaint asserts claims for breach of fiduciary duty relating to the wire insulation shrinkback matter. The complaint seeks unspecified monetary damages, restitution, the adoption of certain governance reforms, recovery of fees and costs, and other relief that the court may find appropriate. The Company is named as a nominal defendant only. On July 24, 2024, another derivative stockholder action was filed against certain current and former officers and directors of the Company in the same court, captioned *Ouellet v. Whitaker et al*. The complaint asserts, among others, claims for breach of fiduciary duty, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of Section 14(a) of the Exchange Act, and insider trading, all of which relate to the wire insulation shrinkback matter. The complaint seeks unspecified monetary damages, restitution, the adoption of certain governance reforms, recovery of fees and costs, and other relief that the court may find appropriate. The Company is named as a nominal defendant only. On August 21, 2024, these derivative stockholder actions were consolidated into a single action captioned *In re Shoals Technologies Group, Inc. Derivative Litigation* (the "Tennessee Derivative Action").

On March 26, 2025, another derivative stockholder action was filed against certain current and former officers and directors of the Company in the same court as the consolidated action, captioned Norman v. Whitaker, et al. The complaint asserts, among others, claims for violations of Sections 14(a) and 20(a) of the Exchange Act, breach of fiduciary duty, insider trading, and unjust enrichment, all of which relate to the wire insulation shrinkback matter. The complaint seeks unspecified monetary damages, restitution, the adoption of certain governance reforms, recovery of fees and costs, and other relief that the court may find appropriate. The Company is named as a nominal defendant only. On April 11, 2025, the Norman action was consolidated with the Tennessee Derivative Action. On January 19, 2026, the parties in the Tennessee Derivative Action filed a stipulation to stay the Tennessee Derivative Action until 60 days following the conclusion of the January 2026 mediation in the Securities Litigation.

On December 2, 2025, another derivative stockholder action was filed against certain current and former officers and directors of the Company in the Delaware Court of Chancery, captioned Gipsman v. Whitaker, et al. (the "Delaware Derivative Action"). The Delaware Derivative Action asserts claims for breach of fiduciary duty, insider trading, unjust enrichment, and corporate waste, all of which relate to the wire insulation shrinkback matter. The complaint seeks unspecified monetary damages, restitution, the adoption of certain governance reforms, recovery of fees and costs, and other relief that the court may find appropriate. The Company is named as a nominal defendant only.

Although the Company intends to continue to vigorously defend against these claims, there is no guarantee that the Company will prevail. Accordingly, the Company is unable to determine the ultimate outcome of the derivative litigation or determine the amount or range of potential losses associated with the lawsuit.

Surety Bonds

The Company provides surety bonds to various parties as required for certain transactions initiated during the ordinary course of business to guarantee the Company's performance in accordance with contractual or legal obligations. As of December 31, 2025, the maximum potential payment obligation with regard to surety bonds was $40.3 million.

Employee Benefit Plan

The Company has a 401(k) retirement plan for substantially all of its employees based on certain eligibility requirements. Effective January 1, 2021 the Company began making matching contributions to the plan and may also provide discretionary contributions to the plan at the discretion of management. No such discretionary contributions have been made since inception of the plan. For the years ended December 31, 2025, 2024 and 2023, the Company made matching contributions totaling $1.4 million, $0.7 million and $0.5 million, respectively.

16. Income Taxes

The components of income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Domestic	$ 48,518	$ 37,863	$ 54,935
Foreign	—	—	—
Income before income taxes	$ 48,518	$ 37,863	$ 54,935

The components of income tax expense are as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Current income taxes:			
Federal	$ —	$ 11	$ —
State	(1,188)	(310)	915
Foreign	—	—	—
Total current income taxes	(1,188)	(299)	915
Deferred income taxes:			
Federal	13,338	10,890	10,146
State	2,794	3,145	1,188
Foreign	—	—	—
Total deferred income taxes	16,132	14,035	11,334
Other tax expense	—	—	25
Income tax expense	$ 14,944	$ 13,736	$ 12,274

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the prospective adoption of ASU 2023-09 is as follows:

		Year Ended December 31,	
		2025	
U.S. Federal Statutory Tax Rate	$	10,189	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect [a]		1,855	3.8 %
Changes in Valuation Allowances		(48)	(0.1)%
Nontaxable or Nondeductible Items			
Equity Compensation		2,051	4.2 %
Other		529	1.1 %
Other Adjustments		368	0.8 %
Effective Tax Rate	$	14,944	30.8 %

(a) The state taxes in Texas made up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes prior to the adoption of ASU 2023-09 is as follows:

		Year Ended December 31,		
		2024		**2023**
U.S. federal income taxes at statutory rate	$	7,951	$	11,537
State and local income tax, net of federal benefit		787		1,811
Permanent tax adjustments		146		101
Equity-based compensation		1,764		447
Non-deductible officers' compensation		343		968
Non-controlling interests		—		(564)
Termination of Up-C structure		—		(2,347)
Change in valuation allowance		2,112		988
Other		633		(667)
Income tax expense	$	13,736	$	12,274

The components of the deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Deferred tax assets:		
Inventory, net	1,157	1,203
Property, plant & equipment, net	170	728
Goodwill [1]	385,586	419,088
Accrued expenses and other	943	793
Warranty liability	128	9,573
Net operating loss	55,562	27,269
Equity-based compensation	1,434	2,559
163(j) business interest expense	2,648	3,039
Other	11,229	2,510
Total deferred tax assets	458,857	466,762
Less valuation allowance	(3,043)	(3,100)
Total deferred tax assets, net	455,814	463,662
Deferred tax liabilities:		
Other intangible assets, net	(7,078)	(8,872)
Other	(10,709)	(630)
Total deferred tax liabilities	(17,787)	(9,502)
Net deferred tax asset	$ 438,027	$ 454,160

[1] Goodwill represents the excess of tax-deductible goodwill over book goodwill of $1,658 million as of December 31, 2025, and $1,795 million as of December 31, 2024, which is mainly related to the step-up in tax basis resulting from exchanges of LLC Interests for shares of Class A common stock.

During the year ended December 31, 2023, the Company acquired the remaining non-controlling interest in Shoals Parent LLC and contributed 100% of its interest to its wholly-owned subsidiary Shoals Intermediate Parent, thereby eliminating the Company's Up-C structure. As a result of the contribution, Shoals Parent LLC ceased to be treated as a partnership for U.S. federal income tax purposes and became a single-member disregarded entity. Accordingly, the Company converted its outside basis differences in its investment in Shoals Parent LLC and remeasured its deferred taxes using the inside basis differences of Shoals Parent LLC's assets and liabilities. The conversion from outside to inside basis differences resulted in a net deferred tax benefit of approximately $5.1 million, which has been recorded in the accompanying consolidated statement of operations for the year ended December 31, 2023.

As of December 31, 2025, the Company has $235.9 million and $121.7 million federal and state net operating loss carryforwards, respectively. If not utilized, $235.9 million of the federal net operating loss can be carried forward indefinitely. If not utilized, $27.0 million of the state net operating loss can be carried forward indefinitely and $94.7 million will expire between 2033-2045.

In the prior year, the Company recorded a valuation allowance related to its state net operating loss carryforwards and goodwill amortization in the amount of $2.1 million, as it is more likely than not these deferred tax assets would not be realized. As of December 31, 2025, the Company's assessment of the valuation allowance resulted in an insignificant adjustment in the current year. The valuation allowance mainly derives from states with shortened net operating loss carryforward periods. Additionally, since goodwill amortization is the primary contributor to the net operating losses, it must be considered in the analysis, as the net operating loss carryforwards will expire before the benefit of the goodwill amortization is fully realized in certain states. As of December 31, 2023, the Company determined that a valuation allowance related to land and other non-amortizable intangibles in the amount of $1.0 million was required, as it is more likely than not these deferred tax assets would not be realized. As of December 31, 2025, an insignificant amount of the valuation allowance was released due to the disposal of land. The federal and state valuation allowance is $0.9 million and $2.1 million, respectively, for a total valuation allowance of $3.0 million as of December 31, 2025.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. OBBBA includes significant changes to U.S. federal income tax law, including modifications to the 2017 Tax Cuts and Jobs Act and 2022 Inflation Reduction Act provisions. The law made changes to certain business deductions and credits, and new limitations and incentives affecting capital investment and clean energy. As of December 31, 2025, OBBBA had minimal impact on the Company's tax position. Given the complexities, including recently issued guidance from the Internal Revenue Service and regulations from the U.S. Treasury Department, we will continue to monitor these developments and evaluate the potential future impact to our results of operations.

As of December 31, 2025 and 2024, the Company has recorded $0.7 million and $1.0 million, respectively, of gross unrecognized tax benefits inclusive of interest and penalties, all of which, if recognized, would favorably impact the effective tax rate. We do not expect a significant change in our uncertain tax benefits in the next twelve months. The Company recognizes penalties and interest related to uncertain tax positions within the provision (benefit) for income taxes line in the accompanying consolidated statements of operations.

We are generally subject to tax examinations by U.S. federal and state tax authorities for years beginning after 2021 and 2020, respectively.

The table below provides the updated requirements of ASU 2023-09 for cash paid for income taxes, net of refunds.

	Year Ended December 31,
	2025
Cash paid for income taxes, net of refunds	
U.S. Federal	$ —
U.S. State and Local	
Minnesota	(10)
Tennessee	(173)
Other	—
Foreign	—
Total cash paid during the period for income taxes	$ (183)

17. Revenue Recognition

Disaggregation of revenue

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers based on product type. Revenue by product type is disaggregated between system solutions and components. System solutions are contracts under which the Company provides multiple products typically in connection with the design and specification of an entire EBOS system. Components represents sales of individual components.

The following table presents the Company's revenue disaggregated by product type (in thousands):

	Year Ended December 31,					
		2025		**2024**		**2023**
System solutions	$	374,189	$	306,145	$	398,384
Components		101,142		93,063		90,555
Total revenue	$	475,331	$	399,208	$	488,939

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables, retainage, and deferred revenue on the consolidated balance sheets, recorded on a contract-by-contract basis at the end of each reporting period.

The Company's contract balances consist of the following (in thousands):

		December 31,			
	Location on the Consolidated Balance Sheets		**2025**		**2024**
Billed accounts receivable	Accounts receivable, net	$	119,521	$	70,882
Retainage	Accounts receivable, net	$	9,272	$	7,299
Contract assets	Other assets	$	—	$	4,251
Contract liabilities	Accrued expenses and other	$	1,811	$	—
Unbilled receivables	Unbilled receivables	$	22,133	$	20,834
Deferred revenue	Deferred revenue	$	37,031	$	18,737
Accrued rebates	Accrued expenses and other	$	4,851	$	3,058

The majority of the Company's contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in unbilled receivables. The changes in unbilled receivables relate to fluctuations in the timing of billings for the Company's revenue recognized over-time.

Certain contracts contain retainage provisions. Retainage represents a contract asset for the portion of the contract price earned by the Company for work performed but held for payment by the customer as a form of security until the Company obtains specified milestones. The Company typically bills retainage amounts as work is performed. Retainage provisions are not considered a significant financing component because they are intended to protect the customer in the event that some or all of the obligations under the contract are not completed. The changes in retainage relate to fluctuations in the timing of retainage billings and achievement of specified milestones.

For certain contracts, we provide customers with incentives upon entering into multi-year agreements or volume specific commitments. Any up-front incentives to customers that are not made in exchange for distinct goods and services are capitalized as a contract asset within other assets, which are subsequently recognized as a reduction to revenue over the term of the customer arrangements.

The Company also receives deferred revenue in the form of customer deposits. The customer deposits are short term as the related performance obligations are typically fulfilled within 12 months. The changes in deferred revenue relate to fluctuations in the timing of customer deposits and completion of performance obligations. During the year ended December 31, 2025, $13.5 million, or 72% of deferred revenue recorded as of December 31, 2024, was recognized in revenue. During the year ended December 31, 2024, $20.6 million, or 93% of deferred revenue recorded as of December 31, 2023, was recognized in revenue.

Accrued rebates are recorded based on sales volumes from agreed upon rebate terms. Rebates are typically paid within three to four months.

18. Segment Reporting

The Company is organized and operates as one operating and reportable segment, which carries out business activities related to the design, development, manufacture and marketing of products and services for EBOS solutions and components. The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, reviews operating results including discrete financial information and profitability metrics at a consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. This structure is reflected in our organizational and reporting model.

The accounting policies of the consolidated segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance of the Company and decides how to allocate resources based on income from operations and net income that is also reported on the consolidated income statement. The CODM is involved in determining and reviewing projected net income and income from operations as part of the annual operating plan process. Throughout the year, the CODM considers forecast to actual results and variances on a monthly and quarterly basis to allocate resources for the Company.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, | | |
	2025	2024	2023
Revenue	$ 475,331	$ 399,208	$ 488,939
Cost of revenue	308,823	257,191	320,635
Gross profit	166,508	142,017	168,304
Operating expenses			
General and administrative	101,524	82,254	80,719
Depreciation and amortization	8,599	8,591	8,550
Total operating expenses	110,123	90,845	89,269
Income from operations	56,385	51,172	79,035
Non-operating income/(expense) (1)	(7,867)	(13,309)	(24,100)
Income tax expense	(14,944)	(13,736)	(12,274)
Net income	$ 33,574	$ 24,127	$ 42,661

(1) Consists of non-operating expenses included on the consolidated income statements which includes interest expense, interest income, gains and losses on the disposal of assets, and foreign currency gains and losses.

All of the Company's long-lived tangible assets, as well as the Company's operating lease right-of-use assets recognized on the Consolidated Balance Sheets were located within the United States.

19.   Subsequent Events

On February 20, 2026, the U.S. Supreme Court invalidated the current U.S. presidential administration's tariff measures after concluding that the International Emergency Economic Powers Act did not authorize their imposition. It is uncertain how future repercussions of the ruling and other changes in trade policy would impact our operations, supply chain, and cash flow.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included elsewhere in this Form 10-K, has issued an attestation report on our internal control over financial reporting as of December 31, 2025. That report appears in "Item 8. Financial Statements and Supplementary Data."

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

<center>**PART III**</center>

Item 10. Directors, Executive Officers and Corporate Governance

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

The information required to be disclosed by this item concerning our directors and corporate governance is incorporated by reference to the information set forth in the section titled "Board of Directors and Corporate Governance" in the Company's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report (the "Proxy Statement"). The information required to be disclosed by this item concerning our executive officers is incorporated by reference to the information set forth in the section entitled "Executive Officers" in the Company's Proxy Statement. The information regarding our Section 16 reporting compliance is incorporated by reference to the information set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

Item 11. Executive Compensation

The information required to be disclosed by this item is incorporated by reference to the information set forth in the section entitled "Executive Compensation" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be disclosed by this item is incorporated by reference to the information set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be disclosed by this item is incorporated by reference to the information in the sections entitled "Certain Relationships and Related Party Transactions" and "Board of Directors and Corporate Governance" in the Company's Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required to be disclosed by this item is incorporated by reference to the information in the section entitled "Ratification of Appointment of Independent Registered Accounting Firm" in the Company's Proxy Statement.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a)(1) Financial Statements.

The financial statements and supplementary data required by this item are included within this Annual Report on Form 10-K beginning on page 44.

(a)(2) Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.

(a)(3) Exhibits.

The exhibits listed in the Exhibit Index below are filed or incorporated by reference as part of this Annual Report.

EXHIBIT INDEX

Number	Description of Document	Incorporated by Reference		
		Form	Filing Date	Exhibit No.
3.1	Amended and Restated Certificate of Incorporation of Shoals Technologies Group, Inc., dated January 28, 2021	8-K	1/29/2021	3.1
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Shoals Technologies Group, Inc., dated January 28, 2021	10-Q	8/6/2024	3.2
3.3*	Second Amended and Restated Bylaws of Shoals Technologies Group, Inc., dated February 20, 2025	10-K	2/25/2025	3.3
4.1*	Description of Registered Securities			
10.1†	Employment Agreement, effective as of October 3, 2022, by and between Dominic Bardos and Shoals Technologies Group, LLC	10-Q	11/14/2022	10.1
10.2†	Shoals Technologies Group, Inc. 2021 Long-Term Incentive Plan	S-8	1/29/2021	10.1
10.3†	Form of RSU Grant Notice and Award Agreement (2025)	10-Q	5/6/2025	10.1
10.4†	Form of PSU Grant Notice and Award Agreement (2025)	10-Q	5/6/2025	10.2
10.5*†	Form of RSU Grant Notice and Award Agreement (Employees)			
10.6*†	Form of RSU Grant Notice and Award Agreement (Directors)			
10.7†	Form of Director and Officer Indemnification Agreement	S-1	12/30/2020	10.5
10.8†	Shoals Technologies Group, Inc. Executive Severance Plan	8-K	2/27/2023	10.2
10.9†	Offer Letter, dated as of June 11, 2023, by and between Brandon Moss and Shoals Technologies Group, Inc.	8-K	6/14/2023	10.1

Number	Description of Document	Incorporated by Reference		
		Form	Filing Date	Exhibit No.
10.10	Amendment No. 2, dated as of December 30, 2020, to the Credit Agreement, dated as of November 25, 2020, by and among Shoals Holdings LLC, Shoals Intermediate Holdings LLC, Wilmington Trust, National Association, as Administrative Agent and Collateral Agent, the lenders party thereto, and JPMorgan Chase Bank, N.A. and Guggenheim Securities, LLC, as lead arrangers and bookrunners	S-1	12/30/2020	10.1
10.11	Amendment No. 3 to Credit Agreement, dated as of August 26, 2021, by and among Shoals Holdings LLC, Shoals Intermediate Holdings LLC, Wilmington Trust, National Association, as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. as Revolving Facility Administrative Agent and each L/C Issuer and the lenders party thereto	10-Q	11/10/2021	10.1
10.12	Amendment No. 5 to Credit Agreement, dated as of May 2, 2022, by and among Shoals Holdings LLC, Shoals Intermediate Holdings LLC, Wilmington Trust, National Association, as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., as Revolving Facility Administrative Agent and each L/C Issuer and the lenders party thereto	8-K	5/5/2022	10.1
10.13	Amendment No. 6 to Credit Agreement, dated as of March 19, 2024, by and among Shoals Technologies Group, Inc., Wilmington Trust, National Association, as Collateral Agent, JPMorgan Chase Bank, N.A., as Administrative Agent and each L/C Issuer and the lenders party thereto	8-K	3/22/2024	10.1
10.14†	Offer Letter, dated December 12, 2022, by and between Jeffery Tolnar and Shoals Technologies Group, Inc.	10-K	2/28/2024	10.24
10.15†	Offer Letter, dated March 1, 2024, by and between Inez Lund and Shoals Technologies Group, Inc.	10-K	2/25/2025	10.18
10.16†	Offer Letter, dated May 13, 2025, by and between Bobbie King and Shoals Technologies Group, Inc.	10-Q	8/5/2025	10.19
10.17†	Offer Letter, dated October 7, 2025, by and between David Van Bibber and Shoals Technologies Group, Inc.	8-K	11/6/2025	10.1
19.1*	Shoals Technologies Group, Inc. Insider Trading Policy	10-K	2/25/2025	19.1
21.1*	Subsidiaries of the Registrant			
23.1*	Consent of Ernst & Young LLP			
23.2*	Consent of BDO USA, P.C.			

Number	Description of Document	Incorporated by Reference		
		Form	Filing Date	Exhibit No.
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes- Oxley Act of 2002 (18 U.S.C. 1350)			
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes- Oxley Act of 2002 (18 U.S.C. 1350)			
32.1**	Certification of the Chief Executive Officer and Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002			
97.1	Shoals Technologies Group, Inc. Clawback and Recoupment Policy	10-K	2/28/2024	97.1
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document			
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document			
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			

---

* Filed herewith

** Furnished herewith

† Indicates a management contract or compensatory plan.

Item 16. Form 10–K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 24, 2026.

Shoals Technologies Group, Inc.

By: /s/ Brandon Moss
_____

      Name: Brandon Moss
      Title: Chief Executive Officer and Director

* * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ Brandon Moss Brandon Moss	Chief Executive Officer (Principal Executive Officer) and Director	February 24, 2026
/s/ Dominic Bardos Dominic Bardos	Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ David Van Bibber David Van Bibber	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2026
/s/ Brad Forth Brad Forth	Chair of the Board of Directors	February 24, 2026
/s/ Ty Daul Ty Daul	Member of the Board of Directors	February 24, 2026
/s/ Lori Sundberg Lori Sundberg	Member of the Board of Directors	February 24, 2026
/s/ Toni Volpe Toni Volpe	Member of the Board of Directors	February 24, 2026
/s/ Niharika Taskar Ramdev Niharika Taskar Ramdev	Member of the Board of Directors	February 24, 2026

Signature	Title	Date
/s/ Jeannette Mills	Member of the Board of Directors	February 24, 2026
Jeannette Mills		
/s/ Robert Julian	Member of the Board of Directors	February 24, 2026
Robert Julian		



1500 Shoals Way

Portland, TN 37148

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Inventing **Simple Solutions** to Complex Power Challenges

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www.shoals.com | +1 615-451-1400
1400 Shoals Way, Portland, Tennessee 37148, USA